SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2022

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2022 to June 30, 2022)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	Company Overview

1.	Name of the company: Korea Electric Power Corporation (KEPCO)

2.	Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Phone number) 82-61-345-4213

(Website) http://www.kepco.co.kr

3.	Major businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related activities;

•	research and development of technology related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), ICT service by KEPCO KDN, nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF) and other overseas businesses and related investments.

4.	Consolidated subsidiaries

	(As of June 30, 2022)

Listed	Unlisted	Total
2	153	155

5.	Major changes in management

A.	On January 27, 2022, Mr. Park, Jong-Bae, whose term of office expired, was reappointed as a non-standing director for a term of a year beginning on January 31, 2022.

B.	On June 9, 2022, a non-standing director Mr. Seong, Si-Heon’s term of office expired.

6.	Changes in major shareholders

There is no change in major shareholders in the last 5 years.

7.	Information regarding KEPCO shares

A.	Issued share capital: Won 3.2 trillion (Authorized capital: Won 6 trillion)

B.	Total number of issued shares: 641,964,077

(Total number of shares authorized to for issuance: 1,200,000,000)

C.	Dividends: KEPCO did not pay any dividend for fiscal year 2021. Dividend payments for fiscal year 2020 was Won 1,216 per share and Won 780.6 billion as a total.

II.	Business Overview

1.	Consolidated financial results by segment for a six-month period ended June 30, 2021 and 2022

	(In billions of Won)

	January to June 2021		January to June 2022
	Sales	Operating profit	Sales	Operating profit
Electricity sales	28,260	-2,005	30,871	-15,005
Nuclear generation	5,451	1,357	5,030	588
Thermal generation	10,827	188	17,847	-35
Plant maintenance & engineering service	1,246	123	1,342	81
Others(1)	924	106	1,199	141
Subtotal	46,708	-231	56,289	-14,230
Adjustment for related- party transactions	-18,023	44	-24,297	-74

Total	28,685	-187	31,992	-14,303

Note:

(1)	Others relate to business areas including overseas businesses, etc..

2.	Changes in unit prices of major products

				(In Won per kWh)

Business sector		Company	January to June 2021	January to June 2022
Electricity sold	Residential		107.03	114.80
	Commercial		125.33	128.95
	Educational		96.84	101.34
	Industrial	KEPCO	102.84	107.91
	Agricultural		45.75	50.85
	Street lighting		112.87	118.99
	Overnight usage		65.14	69.48
Electricity from nuclear generation	Nuclear Generation	KHNP	69.72	57.81

Electricity from thermal generation	Thermal generation	KOSEP	99.99	157.60
		KOMIPO	89.15	163.55
		KOWEPO	96.90	155.57
		KOSPO	99.52	170.41
		EWP	102.62	167.64

3.	Power purchase from generation companies for a six-month period ended June 30, 2022

Company	Volume (GWh)	Expense (In billions of Won)
KHNP	84,699	4,905
KOSEP	20,621	3,108
KOMIPO	21,633	3,441
KOWEPO	19,725	3,059
KOSPO	23,814	4,040
EWP	17,667	2,931
Others	93,181	17,569

Total	281,340	39,053

4.	Intellectual property as of June 30, 2022

	Patents	Utility models	Designs	Trademarks	Total
KEPCO	2,656	16	106	72	2,850
Generation subsidiaries	3,373	77	65	240	3,755

Total	6,029	93	171	312	6,605

III.	Financial Information

1.	Condensed consolidated financial results as of and for a six-month period June 30, 2021 and 2022

					(In billions of Won)
Consolidated statements of comprehensive income				Consolidated statements of financial position
	January to June 2021(1)	January to June 2022	Change (%)		December 31, 2021	June 30, 2022	Change (%)
Sales	28,685	31,992	11.5	Total assets	211,115	221,223	4.8
Operating profit (loss)	-187	-14,303	7,548.7	Total liabilities	145,797	165,799	13.7
Net income	-550	-10,762	1,856.7	Total equity	65,318	55,424	-15.1

Note:

(1)	The figures for the six three-month period ended June 30, 2021 were changed from the Form 6-K dated September 15, 2021 due to the amendment of K-IFRS 1016, effective since January 1, 2022.

2.	Condensed separate financial results as of and for a six-month period June 30, 2021 and 2022

					(In billions of Won)
Separate statements of comprehensive income				Separate statements of financial position
	January to June 2021	January to June 2022	Change (%)		December 31, 2021	June 30, 2022	Change (%)
Sales	28,260	30,871	9.2	Total assets	115,579	121,194	4.9
Operating profit (loss)	-2,005	-15,005	648.4	Total liabilities	68,532	84,302	23.7
Net income	-1,206	-10,811	796.4	Total equity	47,047	36,392	-22.6

IV.	Board of Directors (KEPCO Only)

1. The board of directors is required to consist of not more than 15 directors including the president. Under our Articles of Incorporation, there may not be more than seven standing directors including the president, and more than eight non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president.

*

Subcommittees under the board of directors: The Audit Committee consists of one standing director and two non-standing directors. All such members of the audit committee are independent within the meaning of the Korea Exchange listing standards, the regulations promulgated under the Korean Commercial Act and the New York Stock Exchange listing standards. The ESG Committee consists of three non-standing directors.

2. Board meetings and agenda for a six-month period ended June 30, 2022

		Classification
Number of meetings	Number of agendas	Resolutions	Reports
6	19	14	5

*	The audit committee held 6 meetings with 31 agenda (of which, 19 were approved as proposed and 12 were accepted as reported).

3. Major activities of the Board of Directors

Date	Agenda	Results	Type
January 26, 2022	Approval of the safety management plan of 2022	Approved as proposed	Resolution
	Approval of a debt guarantee on the financing agreement of Jeju Hanlim Offshore Wind Co., Ltd.	Approved as proposed	Resolution
February 24, 2022	Approval to call for the annual general meeting of shareholders for the fiscal year 2021	Approved as proposed	Resolution
	Approval of consolidated and separate financial statements for the fiscal year 2021	Approved as proposed	Resolution
	Approval of the maximum aggregate amount of remuneration for directors in 2022	Approved as proposed	Resolution
	Report on internal control over financial reporting for the fiscal year 2021	Accepted as reported	Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2021	Accepted as reported	Report
	Report on audit results for 2021	Accepted as reported	Report
	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2022-2023)	Accepted as reported	Report

March 18, 2022	Approval of establishment of research-based spin-off companies of KEPCO	Approved as proposed	Resolution
	Approval to provide a guarantee for tax equity investors of the Guam Mangilao Solar Power project in the United States	Approved as proposed	Resolution
	Approval of plans for sales of the remainder of real estate holdings within a substation in Uijeongbu	Approved as proposed	Resolution

April 8, 2022	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Approved as proposed	Resolution
	Approval of amendments to the Regulation for Employee Remuneration and Welfare	Approved as proposed	Resolution

June 24, 2022	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Approved as proposed	Resolution
	Approval of the mid-to-long term financial management plan (2022-2026)	Approved as proposed	Resolution
	Approval of partial sale of equity interests of KEPCO Engineering and Construction Co., Inc.	Approved as proposed	Resolution
	Report on audit results for the first quarter of 2022	Accepted as reported	Report

June 27, 2022	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	Approved as proposed	Resolution

4. Attendance Status of Non-standing directors

Date	Agenda	Seong, Si- Heon	Park, Jong- Bae	Bang, Su- Ran	Park, Hyo- Sung	Lee, Kee- Man	Hwang, Cheol- Ho	Lee, Kye- Sung	Kim, Jae- Shin
January 26, 2022	Approval of the safety management plan of 2022	For	For	For	For	For	For	For	For
	Approval of a debt guarantee on the financing agreement of Jeju Hanlim Offshore Wind Co., Ltd.	For	For	For	For	For	For	For	For

February 24, 2022	Approval to call for the annual general meeting of shareholders for the fiscal year 2021	For	For	For	For	For	For	For	For
	Approval of consolidated and separate financial statements for the fiscal year 2021	For	For	For	For	For	For	For	For
	Approval of the maximum aggregate amount of remuneration for directors in 2022	For	For	For	For	For	For	For	For
	Report on internal control over financial reporting for the fiscal year 2021	Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2021	Agenda for Report
	Report on audit results for 2021	Agenda for Report
	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2022-2023)	Agenda for Report
March 18, 2022	Approval of establishment of research-based spin-off companies of KEPCO	For	For	For	For	For	For	For	For
	Approval to provide a guarantee for tax equity investors of the Guam Mangilao Solar Power project in the United States	For	For	For	For	For	For	For	For
	Approval of plans for sales of the remainder of real estate holdings within a substation in Uijeongbu	For	For	For	For	For	For	For	For

April 8, 2022	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	For	For	For	For	For	For	For	For
	Approval of amendments to the Regulation for Employee Remuneration and Welfare	For	For	For	For	For	For	For	For
June 24, 2022	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	For	For	For	For	For	For	For	For
	Approval of the mid-to-long term financial management plan (2022-2026)	For	For	For	For	For	For	For	For
	Approval of partial sale of equity interests of KEPCO Engineering and Construction Co., Inc.	For	For	For	For	For	For	For	For
	Report on audit results for the first quarter of 2022	Agenda for Report

June 27, 2022	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	For	For	For	For	For	For	For	For

Attendance Rate		100%	100%	100%	100%	100%	100%	100%	100%

5. Attendance Status of Standing directors

Date	Agenda	Cheong, Seung- Il	Choi, Young- Ho	Lee, Heyn- Bin	Lee, Jong- Hwan	Park, Heon- Gyu	Kim, Tae- Ok	Lee, Heung- Joo
January 26, 2022	Approval of the safety management plan of 2022	For	For	For	For	For	For	For
	Approval of a debt guarantee on the financing agreement of Jeju Hanlim Offshore Wind Co., Ltd.	For	For	For	For	For	For	For

February 24, 2022	Approval to call for the annual general meeting of shareholders for the fiscal year 2021	For	For	For	For	For	For	For
	Approval of consolidated and separate financial statements for the fiscal year 2021	For	For	For	For	For	For	For
	Approval of the maximum aggregate amount of remuneration for directors in 2022	For	For	For	For	For	For	For
	Report on internal control over financial reporting for the fiscal year 2021	Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2021	Agenda for Report
	Report on audit results for 2021	Agenda for Report
	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2022-2023)	Agenda for Report
March 18, 2022	Approval of establishment of research-based spin-off companies of KEPCO	For	For	For	For	For	For	For
	Approval to provide a guarantee for tax equity investors of the Guam Mangilao Solar Power project in the United States	For	For	For	For	For	For	For
	Approval of plans for sales of the remainder of real estate holdings within a substation in Uijeongbu	For	For	For	For	For	For	For
April 8, 2022	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	For	For	For	For	For	For	For
	Approval of amendments to the Regulation for Employee Remuneration and Welfare	For	For	For	For	For	For	For
June 24, 2022	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	For	For	For	For	For	For	For
	Approval of the mid-to-long term financial management plan (2022-2026)	For	For	For	For	For	For	For
	Approval of partial sale of equity interests of KEPCO Engineering and Construction Co., Inc.	For	For	For	For	For	For	For
	Report on audit results for the first quarter of 2022	Agenda for Report

June 27, 2022	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	For	For	For	For	For	For	For

Attendance Rate		100%	100%	100%	100%	100%	100%	100%

6. Major activities of the ESG Committee

Date	Agenda	Results	Type
May 20, 2022	Report on implementation strategy of KEPCO ESG Management	Accepted as reported	Report

June 24, 2022	Approval of implementation strategy of KEPCO ESG Management	Approved as proposed	Resolution
	Report on publication plan of Sustainability Report of 2022	Accepted as reported	Report
	Report on implementation structure of KEPCO ethical & compliance management and Korean government’s plan to introduce its ethical & compliance system	Accepted as reported	Report

7. Attendance Status of the ESG Committee

Date	Agenda	Seong, Si-Heon	Bang, Su-Ran	Hwang, Cheol-Ho
May 20, 2022	Report on implementation strategy of KEPCO ESG Management	Agenda for Report

June 24, 2022	Approval of implementation strategy of KEPCO ESG Management	For	For	For
	Report on publication plan of Sustainability Report of 2022	Agenda for Report
	Report on implementation structure of KEPCO ethical & compliance management and Korean government’s plan to introduce its ethical & compliance system	Agenda for Report

8. Major activities of the Audit Committee

Date	Agenda	Results	Type
January 26, 2022	Approval of audit plans for 2022	Approved as proposed	Resolution
	Approval of amendments to Code of Conduct and Guidelines for Practice of KEPCO Executives and Employees	Approved as proposed	Resolution
	Approval of plans on KEPCO Integrity Certification awards	Approved as proposed	Resolution
	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Report on audit education plans in 2022	Accepted as reported	Report
	Report on audit progress by independent auditors for fiscal year 2021	Accepted as reported	Report

February 24, 2022	Approval of for the consolidated and separate financial statements and business report for the fiscal year 2021	Approved as proposed	Resolution
	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Report on internal control over financial reporting for the fiscal year 2021	Accepted as reported	Report
	Report on the evaluation on internal control over financial reporting for the fiscal year 2021	Accepted as reported	Report
	Report on audit results for 2021	Accepted as reported	Report

March 18, 2022	Approval of investigation result on the agenda for the annual general meeting of shareholders	Approved as proposed	Resolution
	Approval of auditor’s report for the annual general meeting of shareholders	Approved as proposed	Resolution
	Report on audit results by the independent auditor for the fiscal year 2021	Accepted as reported	Report

April 22, 2022	Approval of amendments to the Guidelines for Preventing Conflict of Interests of KEPCO Executives and Employees	Approved as proposed	Resolution
	Approval of amendments to the Guidelines to Sue or Accuse Employees for Work-related Crimes	Approved as proposed	Resolution
	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Report on the Form 20-F for the fiscal year 2021 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported	Report
	Report on audit progress by independent auditor on the Form 20-F for the fiscal year 2021 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported	Report

May 20, 2022	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Approval of amendments to the Guidelines for Disciplinary Actions	Approved as proposed	Resolution
	Approval of amendments to the Guidelines to Sue or Accuse Employees for Work-related Crimes	Approved as proposed	Resolution
	Independent auditor’s review report on the financial statements of the first quarter of the fiscal year 2022	Accepted as reported	Report

June 24, 2022	Approval of amendments to the Guidelines for Handling of Whistleblowing Report and Protection of Whistleblowers	Approved as proposed	Resolution
	Approval of amendments to the Guidelines for Immunity of Proactive Performance	Approved as proposed	Resolution
	Report on audit results for the first quarter of 2022	Accepted as reported	Report
	Auditor’s review report for the fiscal year of 2021	Accepted as reported	Report
	Independent auditor’s report on the audit plans for the fiscal year 2022	Accepted as reported	Report

*

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations.

9. Attendance Status of the Audit Committee

Date	Agenda	Kim, Jae-Shin	Park, Hyo-Sung	Choi, Young-Ho
January 26, 2022	Approval of Audit plans for 2022	Attended	Attended	Attended
Approval of Amendments to Code of Conduct and Guidelines for Practice of KEPCO executives and staff members
Approval of plans on KEPCO Integrity Certification awards
Approval of appointment of independent auditors of subsidiaries
Prior approval for non-audit service for subsidiaries by the independent auditor
Report on audit education plans in 2022
Report on audit progress by independent auditors for fiscal year 2021

February 24, 2022	Approval of for the consolidated and separate financial statements and business report for the fiscal year 2021	Attended	Attended	Attended
Approval of appointment of independent auditors of subsidiaries
Prior approval for non-audit service for subsidiaries by the independent auditor
Report on internal control over financial reporting for the fiscal year 2021
Report on the evaluation on internal control over financial reporting for the fiscal year 2021
Report on audit results for 2021
March 18, 2022	Approval of investigation result on the agenda for the annual general meeting of shareholders	Attended	Attended	Attended
Approval of auditor’s report for the annual general meeting of shareholders
Report on audit results by the independent auditor for the fiscal year 2021

April 22, 2022	Approval of amendments to the Guidelines for Preventing Conflict of Interests of KEPCO Executives and Employees	Attended	Attended	Attended
Approval of amendments to the Guidelines to Sue or Accuse Employees for Work-related Crimes
Approval of appointment of independent auditors of subsidiaries
Report on the Form 20-F for the fiscal year 2021 to be filed with the U.S. Securities and Exchange Commission
Report on audit progress by independent auditor on the Form 20-F for the fiscal year 2021 to be filed with the U.S. Securities and Exchange Commission
May 20, 2022	Prior approval for non-audit service for subsidiaries by the independent auditor	Attended	Attended	Attended
Approval of appointment of independent auditors of subsidiaries
Approval of amendments to the Guidelines for Disciplinary Actions
Approval of amendments to the Guidelines to Sue or Accuse Employees for Work-related Crimes
Independent auditor’s review report on the financial statements of the first quarter of the fiscal year 2022

June 24, 2022	Approval of amendments to the Guidelines for Handling of Whistleblowing Report and Protection of Whistleblowers	Attended	Attended	Attended
Approval of amendments to the Guidelines for Immunity of Proactive Performance
Report on audit results for the first quarter of 2022
Auditor’s review report for the fiscal year of 2021
Independent auditor’s report on the audit plans for the fiscal year 2022

Attendance Rate		100%	100%	100%

V.	Shareholder’s Meetings

1.	Summary of shareholder’s meetings for a six-month period ended June 30, 2022

Type	Agenda	Results
Annual General Meeting held on March 28, 2022	Approval of the consolidated and separate financial statements for the fiscal year 2021	Approved as proposed
	Approval of the maximum aggregate amount of remuneration for directors in 2022	Approved as proposed

VI.	Shareholders

1.	List of shareholders as of June 30, 2022

		Number of shareholders	Shares owned	Percentage of total (%)
Government of the Republic of Korea		1	116,841,794	18.20
Korea Development Bank		1	211,235,264	32.90
Subtotal		2	328,077,058	51.10
National Pension Service		1	43,174,965	6.73
Public (Non-Koreans)	Common Shares	1,140	79,287,674	12.35
	American depositary shares (ADS)	1	11,024,022	1.72
Public (Koreans)		711,202	180,400,358	28.10

Total		712,346	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VII.	Directors and employees as of and for a six-month period ended June 30, 2022 (KEPCO Only)

1.	Directors

				(In thousands of Won)
Type		Number of directors	Total remuneration	Average remuneration per person	Remarks
Standing director		6	668,069	111,344	Excluding members of the Audit Committee
Non-standing director		6	90,000	15,000
Member of Audit Committee	Standing director	1	125,702	125,702	—
	Non-standing director	2	30,000	15,000	—

Total		15	913,771	60,918	—

2.	Employees

					(In thousands of Won)

Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non-regular	Total
Male	18,311	73	18,384	14.9	805,735,594	44,231
Female	5,384	47	5,431	12.8	193,209,851	36,392

Total	23,695	120	23,815	14.4	998,945,444	42,461

VIII.	Other Information Necessary for the Protection of Investors

1.	Pending legal proceedings as of June 30, 2022

		(In billions of Won)

Type	Number of lawsuits	Amount claimed
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	671	1,001
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	211	801

2.	Sanctions as of June 30, 2022

Prosecution Date	Subject		Sanctions	Relevant laws (charges)	Proceedings
	Position	Tenure
June 30, 2021	CEO of Korea Hydro & Nuclear Power Co., Ltd. (Currently)	4yrs	Prosecution without detention	The Act on the Aggravated Punishment, etc. of specific economic crimes (Occupational breach of trust), The Criminal Act	In the progress in the district court

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Jun, Chul-soo
	Name:	Jun, Chul-soo
	Title:	General Manager of International Finance & IR Team

Date: September 15, 2022

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(With Independent Auditor’s Review Report Thereon)

Independent Auditor’s Review Report

(English Translation of a Report Originally Issued in Korean)

The Board of Directors and Shareholders

Korea Electric Power Corporation:

We have reviewed the accompanying consolidated interim financial statements of Korea Electric Power Corporation (the “Company”) and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated interim statement of financial position as of June 30, 2022, and the related consolidated interim statements of comprehensive income (loss) for the three-month and six-month periods ended June 30, 2022 and 2021, consolidated interim statements of changes in equity and consolidated interim statements of cash flows for the six-month periods then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these consolidated interim financial statements based on our review. We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSAs”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other Matter

We have audited the consolidated statement of financial position of the Group as of December 31, 2021, and the related consolidated statement of comprehensive income (loss), consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) in accordance with KSAs, and our report dated March 14, 2022 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2021 presented for comparative purposes, is not different, in all material respects, from the above audited consolidated statement of financial position.

August 16, 2022

This review report is effective as of August 16, 2022, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying consolidated interim financial statements and may result in modifications to this review report.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of June 30, 2022 (Unaudited) and December 31, 2021

In millions of won	Note	June 30, 2022		December 31, 2021
Assets
Current assets
Cash and cash equivalents	5,6,7,44	~~W~~	3,090,752	2,635,238
Current financial assets, net	5,6,9,11,12,13,44,46		2,893,948	1,868,796
Trade and other receivables, net	5,8,20,24,44,45,46		8,037,602	8,122,415
Inventories, net	14		9,466,113	7,608,182
Income tax receivables			38,679	41,344
Current non-financial assets	15		2,282,251	1,758,991
Assets held-for-sale	16,41		44,749	15,879

Total current assets			25,854,094	22,050,845

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,44,46		3,629,543	2,909,810
Non-current trade and other receivables, net	5,8,20,44,45,46		2,233,915	1,906,861
Property, plant and equipment, net	2,18,24,27,48		173,510,383	173,125,649
Investment properties, net	19,27		208,259	212,784
Goodwill	16		99,770	105,647
Intangible assets other than goodwill, net	21,27,45		991,944	1,044,077
Investments in associates	4,17		5,619,941	5,232,373
Investments in joint ventures	4,17		2,934,163	2,239,011
Defined benefit assets, net	25		64,704	20,871
Deferred tax assets			5,769,685	1,901,992
Non-current non-financial assets	15		306,106	364,818

Total non-current assets			195,368,413	189,063,893

Total Assets	2,4	~~W~~	221,222,507	211,114,738

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2022 (Unaudited) and December 31, 2021

In millions of won	Note	June 30, 2022		December 31, 2021
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,44,46	~~W~~	9,343,091	8,153,426
Current financial liabilities, net	5,12,23,44,46		18,004,100	14,037,125
Income tax payables			317,606	229,460
Current non-financial liabilities	20,28,29		6,772,236	6,466,333
Current provisions	26,44		2,681,000	2,845,876

Total current liabilities			37,118,033	31,732,220

Non-current liabilities
Non-current trade and other payables, net	5,22,24,44,46		6,105,228	5,996,498
Non-current financial liabilities, net	5,12,23,44,46		81,340,403	66,570,419
Non-current non-financial liabilities	28,29		10,531,213	10,216,364
Employee benefits liabilities, net	25,44		1,338,387	1,679,158
Deferred tax liabilities			6,775,801	7,100,938
Non-current provisions	26,44		22,589,720	22,501,424

Total non-current liabilities			128,680,752	114,064,801

Total Liabilities	4	~~W~~	165,798,785	145,797,021

Equity
Contributed capital	1,30,44
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	2, 31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			27,782,969	33,282,817
Unappropriated retained earnings			5,408,294	10,365,123

			34,796,173	45,252,850

Other components of equity	33
Other capital surplus			1,231,091	1,231,109
Accumulated other comprehensive income (loss)			444,559	(57,632)
Other equity			13,294,973	13,294,973

			14,970,623	14,468,450

Equity attributable to owners of the controlling company			53,820,374	63,774,878

Non-controlling interests	16,32		1,603,348	1,542,839

Total Equity	2	~~W~~	55,423,722	65,317,717

Total Liabilities and Equity		~~W~~	221,222,507	211,114,738

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss)

For the three and six-month periods ended June 30, 2022 and 2021 (Unaudited)

In millions of won, except per share information		June 30, 2022			June 30, 2021
	Note	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Sales	2,4,34,44,46
Sales of goods		~~W~~	14,889,749	30,927,545	12,985,753	27,686,828
Sales of services			172,501	283,574	94,936	192,611
Sales of construction services	20		288,665	429,459	349,348	480,439
Revenue related to transfer of assets from customers	28		177,120	351,527	163,636	324,950

			15,528,035	31,992,105	13,593,673	28,684,828

Cost of sales	2,14,25,42,46
Cost of sales of goods			(20,856,601)	(44,186,239)	(13,268,380)	(26,958,586)
Cost of sales of services			(153,266)	(294,088)	(57,171)	(164,951)
Cost of sales of construction services			(265,121)	(397,499)	(329,884)	(443,604)

			(21,274,988)	(44,877,826)	(13,655,435)	(27,567,141)

Gross profit (loss)			(5,746,953)	(12,885,721)	(61,762)	1,117,687

Selling and administrative expenses	25,35,42,46		(769,395)	(1,417,549)	(691,141)	(1,304,960)

Operating loss	4		(6,516,348)	(14,303,270)	(752,903)	(187,273)

Other income	36		98,906	174,194	89,136	189,045

Other expenses	36		(41,562)	(90,805)	(70,782)	(89,938)

Other gains (losses), net	37		59,978	50,131	(33)	19,478

Finance income	5,12,38		977,101	1,258,707	148,568	629,296

Finance expenses	5,12,39		(1,664,484)	(2,588,018)	(474,454)	(1,491,184)

Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Share in profit of associates and joint ventures			321,036	712,717	77,670	327,528
Gain on disposal of investments in associates and joint ventures			394	4,931	42	41
Share in loss of associates and joint ventures			(15,402)	(103,966)	—	(50,707)
Loss on disposal of investments in associates and joint ventures			(67)	(382)	(83)	(161)
Loss on disposal of investments in subsidiaries			(31,532)	(31,533)	(1,090)	(1,192)

			274,429	581,767	76,539	275,509

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss), Continued

For the three and six-month periods ended June 30, 2022 and 2021 (Unaudited)

In millions of won, except per share information		June 30, 2022			June 30, 2021
	Note	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Loss before income tax		~~W~~	(6,811,980)	(14,917,294)	(983,929)	(655,067)

Income tax benefit	40		1,976,160	4,155,550	321,962	105,498

Loss for the period			(4,835,820)	(10,761,744)	(661,967)	(549,569)
Other comprehensive income (loss), net of tax	5,12,25,31,33
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability	25,31	~~W~~	200,266	348,594	1,521	67,751
Share in other comprehensive income (loss) of associates and joint ventures	31		881	2,368	375	(1,176)
Net change in fair value of financial assets at fair value through other comprehensive income (loss)	33		(41,797)	(20,443)	16,332	35,065
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,33		27,298	(7,446)	40,183	36,858
Foreign currency translation of foreign operations	33		16,242	93,477	6,732	27,984
Share in other comprehensive income (loss) of associates and joint ventures	33		298,140	463,454	46,014	184,552

Other comprehensive income (loss) for the period			501,030	880,004	111,157	351,034

Total comprehensive income (loss) for the period		~~W~~	(4,334,790)	(9,881,740)	(550,810)	(198,535)

Profit (loss) attributable to:
Owners of the controlling company	43	~~W~~	(4,837,193)	(10,790,049)	(683,950)	(604,252)
Non-controlling interests			1,373	28,305	21,983	54,683

		~~W~~	(4,835,820)	(10,761,744)	(661,967)	(549,569)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	(4,364,493)	(9,954,640)	(568,821)	(269,721)
Non-controlling interests			29,703	72,900	18,011	71,186

		~~W~~	(4,334,790)	(9,881,740)	(550,810)	(198,535)

Loss per share (in won)	43
Basic and diluted loss per share		~~W~~	(7,535)	(16,808)	(1,065)	(941)

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2022 and 2021 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company
	Contributed capital		Retained earnings	Other components of equity	Subtotal	Non- controlling interests	Total equity
Balance at January 1, 2021	~~W~~	4,053,578	51,133,601	14,109,501	69,296,680	1,370,166	70,666,846
Total comprehensive income (loss) for the period
Profit(loss) for the period		—	(604,252)	—	(604,252)	54,683	(549,569)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	65,183	—	65,183	2,568	67,751
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(1,176)	—	(1,176)	—	(1,176)
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	35,064	35,064	1	35,065
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	35,545	35,545	1,313	36,858
Foreign currency translation of foreign operations, net of tax		—	—	15,363	15,363	12,621	27,984
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	184,552	184,552	—	184,552
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(780,628)	—	(780,628)	(30,620)	(811,248)
Issuance of shares of capital by subsidiaries and others		—	—	(373)	(373)	2,845	2,472
Transactions between consolidated entities		—	—	3,777	3,777	(3,850)	(73)
Changes in consolidation scope		—	—	—	—	45,805	45,805
Dividends paid (hybrid bond)		—	—	—	—	(6,692)	(6,692)
Others		—	4,454	(4,454)	—	—	—

Balance at June 30, 2021	~~W~~	4,053,578	49,817,182	14,378,975	68,249,735	1,448,840	69,698,575

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity, Continued

For the six-month periods ended June 30, 2022 and 2021 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company
	Contributed capital		Retained earnings	Other components of equity	Subtotal	Non- controlling interests	Total equity
Balance at January 1, 2022	~~W~~	4,053,578	45,252,850	14,468,450	63,774,878	1,542,839	65,317,717
Total comprehensive income (loss) for the period
Profit (loss) for the period		—	(10,790,049)	—	(10,790,049)	28,305	(10,761,744)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	330,850	—	330,850	17,744	348,594
Share in other comprehensive income of associates and joint ventures, net of tax		—	2,368	—	2,368	—	2,368
Net change in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(20,442)	(20,442)	(1)	(20,443)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(10,757)	(10,757)	3,311	(7,446)
Foreign currency translation of foreign operations, net of tax		—	—	69,936	69,936	23,541	93,477
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	463,454	463,454	—	463,454
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(33,276)	(33,276)
Issuance of shares of capital by subsidiaries and others		—	154	1,048	1,202	26,294	27,496
Transactions between consolidated entities		—	—	(515)	(515)	(2,454)	(2,969)
Changes in consolidation scope			—	(551)	(551)	3,737	3,186
Dividends paid (hybrid bond)		—	—	—	—	(6,692)	(6,692)

Balance at June 30, 2022	~~W~~	4,053,578	34,796,173	14,970,623	53,820,374	1,603,348	55,423,722

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2022 and 2021 (Unaudited)

In millions of won	June 30, 2022		June 30, 2021
Cash flows from operating activities
Loss for the period	~~W~~	(10,761,744)	(549,569)

Adjustments to reconcile profit for the period to net cash provided by operating activities:
Income tax benefit		(4,155,550)	(105,498)
Depreciation		6,167,846	5,846,924
Amortization		77,632	84,883
Employee benefit expense		235,034	246,937
Bad debt expense		3,705	9,524
Interest expense		1,203,655	919,385
Loss on disposal of financial assets		907	385
Loss on disposal of property, plant and equipment		51,770	29,058
Loss on abandonment of property, plant and equipment		101,753	110,074
Impairment loss on property, plant and equipment		—	3,315
Impairment loss on intangible assets		14	—
Loss on disposal of intangible assets		39	37
Increase in provisions		838,592	1,107,891
Loss on foreign currency translation, net		1,108,939	434,314
Gain on valuation of financial assets at fair value through profit or loss		(2,334)	(2,121)
Loss on valuation of financial assets at fair value through profit or loss		13,838	4,817
Valuation and transaction gain on derivative instruments, net		(912,179)	(391,172)
Share in profit of associates and joint ventures, net		(608,751)	(276,821)
Gain on disposal of financial assets		(1,107)	(2,393)
Gain on disposal of property, plant and equipment		(77,975)	(22,274)
Gain on disposal of intangible assets		(132)	—
Gain on disposal of associates and joint ventures		(4,931)	(41)
Loss on disposal of associates and joint ventures		382	161
Loss on disposal of subsidiaries		31,533	1,192
Interest income		(138,271)	(107,132)
Dividend income		(15,278)	(6,143)
Others, net		(5,326)	(835)

		3,913,805	7,884,467

Changes in operating assets and liabilities:
Trade receivables		477,547	604,791
Non-trade receivables		(124,887)	470,459
Accrued income		(154,515)	(65,348)
Other receivables		33,600	2,739
Other current assets		(733,491)	(386,905)
Inventories		(2,218,674)	(496,072)
Other non-current assets		20,133	38,291
Trade payables		607,098	159,320
Non-trade payables		47,001	(185,305)
Accrued expenses		215,154	3,670
Other current liabilities		372,139	303,615
Other non-current liabilities		289,523	240,892
Investments in associates and joint ventures (dividends received)		363,226	142,748
Provisions		(788,975)	(1,300,461)
Payments of employee benefit obligations		(97,038)	(70,082)
Plan assets		(70)	(1,625)

	~~W~~	(1,692,229)	(539,273)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2022 and 2021 (Unaudited)

In millions of won	June 30, 2022		June 30, 2021
Cash generated from operating activities	~~W~~	(8,540,168)	6,795,625
Dividends received		15,278	6,143
Interest paid		(1,051,434)	(961,601)
Interest received		88,640	92,667
Income taxes paid		(261,074)	(549,452)

Net cash provided by (used in) operating activities		(9,748,758)	5,383,382

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		34,385	3,362
Acquisition of investments in associates and joint ventures		(282,560)	(237,525)
Proceeds from disposals of property, plant and equipment		234,159	135,954
Acquisition of property, plant and equipment		(5,922,168)	(6,795,592)
Proceeds from disposals of intangible assets		61	—
Acquisition of intangible assets		(38,701)	(36,906)
Proceeds from disposals of financial assets		2,937,811	4,574,901
Acquisition of financial assets		(3,886,202)	(4,875,562)
Increase in loans		(297,298)	(85,296)
Collection of loans		45,736	152,921
Increase in deposits		(125,485)	(105,017)
Decrease in deposits		72,677	69,053
Proceeds from disposals of assets held-for-sale		9,576	950
Receipt of government grants		29,128	21,205
Net cash outflow from changes in consolidation scope		(1,004)	(53,141)
Other cash outflow from investing activities, net		(95,441)	(118,023)

Net cash used in investing activities		(7,285,326)	(7,348,716)

Cash flows from financing activities
Proceeds from short-term borrowings, net		1,897,911	3,335,734
Proceeds from long-term borrowings and debt securities		20,882,363	4,616,161
Repayment of long-term borrowings and debt securities		(5,119,736)	(4,273,653)
Payment of lease liabilities		(312,338)	(322,048)
Settlement of derivative instruments, net		149,360	27,978
Change in non-controlling interest		13,859	49,430
Dividends paid (hybrid bond)		(6,692)	(6,692)
Dividends paid		(33,276)	(811,261)
Other cash outflow from financing activities, net		(1,695)	(6,504)

Net cash provided by financing activities		17,469,756	2,609,145

Net increase in cash and cash equivalents before effect of exchange rate fluctuations		435,672	643,811

Effect of exchange rate fluctuations on cash held		19,842	54,064

Net increase in cash and cash equivalents		455,514	697,875

Cash and cash equivalents at January 1		2,635,238	2,029,584

Cash and cash equivalents at June 30	~~W~~	3,090,752	2,727,459

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021 (Unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was first listed on the Korea Stock Exchange on August 10, 1989 and subsequently on the New York Stock Exchange on October 27, 1994 through its depository receipts. KEPCO’s headquarter is located in Naju, Jeollanam-do.

As of June 30, 2022, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 91,105,897 shares (14.19%) as of December 31, 2021, the most recent closing date of shareholder list.

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These consolidated financial statements have been prepared in accordance with KIFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income or loss

•	derivative financial instruments are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (presented as “won” or “KRW”), which is also the functional currency of KEPCO and most of the significant operating subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The followings are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, and estimations on provision for decommissioning costs

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group determines the estimated future taxable income is not sufficient to realize the deferred tax assets recognized.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 25).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Electricity delivered but neither metered nor billed is estimated at the reporting date based on the volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, and etc. Unbilled revenue recognized as of June 30, 2022 and 2021 are ~~W~~1,341,718 million and ~~W~~1,397,539 million, respectively.

(vi)	Construction contracts

The Group recognizes revenue over time using the cost-based input method which represents a faithful depiction of the Group’s progress towards complete satisfaction of providing the power plant construction, which has been identified as a single performance obligation. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred. Costs incurred towards contract completion include costs associated with direct materials, labor, and other indirect costs related to contract performance. Judgment is required in estimating the costs expected to incur in completing the construction projects which involves estimating future materials, labor, contingencies and other related costs. Revenue is estimated based on the contractual amount; however, it can also be affected by uncertainties resulting from unexpected future events.

(5)	Changes in accounting policies

(i)	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to KIFRS ‘1016’

The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The Group applied the amendment retrospectively to items of property, plant and equipment that are capable of operating on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments, and the impacts on the Group’s consolidated financial statements on the date of initial application (January 1, 2022) are as follows:

①	The impacts on the Group’s consolidated statements of financial position as of December 31, 2021 are as follows:

In millions of won	Original carrying amount		Adjustment	New carrying amount
Current assets	~~W~~	22,050,845	—	22,050,845
Non-current assets		189,058,025	5,868	189,063,893

Total Assets		211,108,870	5,868	211,114,738

Current liabilities		31,732,220	—	31,732,220
Non-current liabilities		114,064,801	—	114,064,801

Total Liabilities		145,797,021	—	145,797,021

Contributed capital		4,053,578	—	4,053,578
Retained earnings		45,246,982	5,868	45,252,850
Other components of equity		14,468,450	—	14,468,450
Non-controlling interests		1,542,839	—	1,542,839

Total Equity		65,311,849	5,868	65,317,717

Total Liabilities and Equity	~~W~~	211,108,870	5,868	211,114,738

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

②	The impacts on the Group’s consolidated interim statements of comprehensive income (loss) for the six-month period ended June 30, 2021 are as follows:

In millions of won except per share information	Original carrying amount		Adjustment	New carrying amount
Sales	~~W~~	28,594,215	90,613	28,684,828
Cost of sales		(27,482,396)	(84,745)	(27,567,141)

Gross profit		1,111,819	5,868	1,117,687

Selling and administrative expenses		(1,304,960)	—	(1,304,960)

Operating loss		(193,141)	5,868	(187,273)

Other non-operating income		189,045	—	189,045
Other non-operating expense		(89,938)	—	(89,938)
Other gains, net		19,478	—	19,478
Finance income		629,296	—	629,296
Finance expenses		(1,491,184)	—	(1,491,184)
Profit related to associates, joint ventures and subsidiaries		275,509	—	275,509

Loss before income tax		(660,935)	5,868	(655,067)

Income tax benefit		105,498	—	105,498

Net Loss for the period		(555,437)	5,868	(549,569)

Other comprehensive income (loss)		351,034	—	351,034

Total comprehensive income (loss) for the period		(204,403)	5,868	(198,535)

Loss per share (in won)	~~W~~	(950)	9	(941)

③	The impacts on the Group’s consolidated interim statements of cash flows for the six-month period ended June 30, 2021 are as follows:

In millions of won	Original carrying amount		Adjustment	New carrying amount
Cash flows from operating activities	~~W~~	5,373,236	10,146	5,383,382
Cash flows from investing activities		(7,338,570)	(10,146)	(7,348,716)
Cash flows from financing activities		2,609,145	—	2,609,145

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

(ii)

Other changes in accounting standards effective from January 1, 2022 are as follows. The Group believes that these amendments have no significant impact on the Group’s consolidated interim financial statements. The Group has not applied the new and revised standards in issue but not yet effective for the periods starting from January 1, 2022, even though the early adoption of these standards is possible.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to KIFRS 1037

Onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The amendment specifies that the costs of fulfilling a contract comprise incremental costs, such as the costs of materials or labor, and an allocation of other costs directly related to the contract, such as an allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract, when assessing whether a contract is an onerous contract. The Group will apply the amendment to the contracts for which all obligations have not been fulfilled at the date of initial application.

Reference to the Conceptual Framework – Amendments to KIFRS 1103

The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.

An exception has been added to the recognition principle in KIFRS 1103 to avoid ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of KIFRS 1037 or KIFRS 2121 Levies. It requires an entity to apply criteria in KIFRS 1037 and IFRS 2121 respectively to determine whether a present obligation exists at the acquisition date. The amendment added a new paragraph to KIFRS 1103 to clarify that the contingent assets should not be recognized at the date of acquisition.

KIFRS 1101 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter

The amendment permits a subsidiary that elects to apply paragraph D16(a) of KIFRS 1101 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to KIFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of KIFRS 1101.

KIFRS 1109 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. There is no restricted and similar amendment to KIFRS 1039.

KIFRS 1041 Agriculture – Taxation in fair value measurements

The amendments remove the requirement in paragraph 22 of KIFRS 1041 that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of KIFRS 1041.

3.	Significant Accounting Policies

The accounting policies applied by the Group in these consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2021, except for the changes described in Note 2.(5).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by chief operating decision makers of the Group including but not limited to the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business Unit that manages the Group’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arm’s-length basis at market prices that would be applicable to an independent third party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the three and six-month periods ended June 30, 2022 and 2021, respectively, are as follows:

In millions of won
June 30, 2022
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating Profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related associates, joint ventures and subsidiaries
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Transmission and distribution	~~W~~	14,855,937	30,871,487	337,992	819,805	14,517,945	30,051,682	(5,842,698)	(15,005,063)	1,036,194	2,056,922	13,584	24,035	296,229	519,936	194,045	399,470
Electric power generation (Nuclear)		2,038,756	5,030,222	1,987,595	4,960,295	51,161	69,927	(62,767)	587,590	1,004,214	2,017,266	9,269	14,459	139,484	278,013	6,238	7,996
Electric power generation (Non-nuclear)		7,905,919	17,847,198	7,313,539	16,640,021	592,380	1,207,177	(753,167)	(34,641)	1,032,439	2,074,336	13,538	21,618	170,921	329,409	73,236	173,631
Plant maintenance & engineering service		719,002	1,342,240	604,369	1,137,209	114,633	205,031	49,155	81,406	30,924	61,431	3,325	6,159	341	684	910	670
Others		591,877	1,198,338	339,961	740,050	251,916	458,288	60,453	141,098	51,832	91,383	45,220	86,963	44,100	94,196	—	—
Consolidation adjustments		(10,583,456)	(24,297,380)	(10,583,456)	(24,297,380)	—	—	32,676	(73,660)	(33,140)	(55,860)	(7,934)	(14,963)	(11,331)	(18,583)	—	—

	~~W~~	15,528,035	31,992,105	—	—	15,528,035	31,992,105	(6,516,348)	(14,303,270)	3,122,463	6,245,478	77,002	138,271	639,744	1,203,655	274,429	581,767

In millions of won
June 30, 2021
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating Profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related associates, joint ventures and subsidiaries
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Transmission and distribution	~~W~~	13,432,735	28,260,429	479,068	807,740	12,953,667	27,452,689	(1,033,309)	(2,005,053)	983,181	1,965,104	8,486	17,222	157,294	319,756	76,827	240,393
Electric power generation (Nuclear)		2,494,055	5,450,726	2,463,639	5,397,948	30,416	52,778	481,865	1,357,269	914,463	1,820,892	6,494	11,462	118,839	237,679	(12,442)	(10,516)
Electric power generation (Non-nuclear)		5,047,152	10,827,372	4,710,931	10,174,676	336,221	652,696	(350,618)	187,604	1,046,255	2,069,207	5,344	9,618	148,964	299,725	10,828	44,751
Plant maintenance & engineering service		676,212	1,245,624	578,263	1,068,246	97,949	177,378	56,952	122,883	30,321	60,899	2,315	4,384	(179)	428	1,326	881
Others		467,437	923,453	292,017	574,166	175,420	349,287	65,928	106,610	43,221	76,126	37,126	77,854	39,317	76,086	—	—
Consolidation adjustments		(8,523,918)	(18,022,776)	(8,523,918)	(18,022,776)	—	—	26,279	43,414	(35,704)	(64,371)	(6,616)	(13,408)	(7,664)	(14,289)	—	—

	~~W~~	13,593,673	28,684,828	—	—	13,593,673	28,684,828	(752,903)	(187,273)	2,981,737	5,927,857	53,149	107,132	456,571	919,385	76,539	275,509

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won
June 30, 2022
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	121,194,278	5,402,353	2,640,597	84,802,595
Electric power generation (Nuclear)		65,273,239	154,259	1,282,230	38,895,968
Electric power generation (Non-nuclear)		61,759,068	2,943,767	1,674,212	38,151,748
Plant maintenance & engineering service		3,783,749	53,725	88,064	1,177,094
Others		11,863,788	—	396,480	5,410,299
Consolidation adjustments		(42,651,615)	—	102,941	(2,638,919)

	~~W~~	221,222,507	8,554,104	6,184,524	165,798,785

In millions of won

December 31, 2021
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	115,578,517	4,700,863	6,754,298	68,531,927
Electric power generation (Nuclear)		64,628,651	141,885	1,959,479	38,361,337
Electric power generation (Non-nuclear)		57,310,164	2,575,019	3,337,681	35,803,289
Plant maintenance & engineering service		3,672,366	53,617	110,330	1,086,926
Others		10,861,823	—	637,715	4,961,880
Consolidation adjustments		(40,936,783)	—	(12,001)	(2,948,338)

	~~W~~	211,114,738	7,471,384	12,787,502	145,797,021

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

In millions of won	Revenue from external customers					Non-current assets (*2)
	June 30, 2022			June 30, 2021		June 30, 2022	December 31, 2021
Geographical unit	Three- month period ended		Six- month period ended	Three-month period ended	Six- month period ended
Domestic	~~W~~	15,032,054	31,216,049	13,125,634	27,951,829	179,355,579	178,751,575
Overseas (*1)		495,981	776,056	468,039	732,999	4,314,987	3,572,784

	~~W~~	15,528,035	31,992,105	13,593,673	28,684,828	183,670,566	182,324,359

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets, deferred tax assets and defined benefit assets.

(5)	Information on significant customers

There is no single customer which accounts for 10% or more of the Group’s revenue for the six-month periods ended June 30, 2022 and 2021.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	3,090,752	—	3,090,752
Current financial assets
Current financial assets at fair value through profit or loss		1,862,594	—	—	—	1,862,594
Current financial assets at amortized costs		—	—	26,865	—	26,865
Current derivative assets		167,717	—	—	109,045	276,762
Other financial assets		—	—	727,727	—	727,727
Trade and other receivables		—	—	8,037,602	—	8,037,602

		2,030,311	—	11,882,946	109,045	14,022,302

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		597,336	—	—	—	597,336
Non-current financial assets at fair value through other comprehensive income		—	431,617	—	—	431,617
Non-current financial assets at amortized costs		—	—	10,113	—	10,113
Non-current derivative assets		716,400	—	—	380,651	1,097,051
Other financial assets		—	—	1,493,426	—	1,493,426
Trade and other receivables		—	—	2,233,915	—	2,233,915

		1,313,736	431,617	3,737,454	380,651	5,863,458

	~~W~~	3,344,047	431,617	15,620,400	489,696	19,885,760

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of June 30, 2022 and December 31, 2021 are as follows, continued:

In millions of won	December 31, 2021
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,635,238	—	2,635,238
Current financial assets
Current financial assets at fair value through profit or loss		360,833	—	—	—	360,833
Current financial assets at amortized costs		—	—	15,422	—	15,422
Current derivative assets		93,374	—	—	33,564	126,938
Other financial assets		—	—	1,365,603	—	1,365,603
Trade and other receivables		—	—	8,122,415	—	8,122,415

		454,207	—	12,138,678	33,564	12,626,449

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		672,031	—	—	—	672,031
Non-current financial assets at fair value through other comprehensive income		—	435,107	—	—	435,107
Non-current financial assets at amortized costs		—	—	9,851	—	9,851
Non-current derivative assets		349,653	—	—	171,192	520,845
Other financial assets		—	—	1,271,976	—	1,271,976
Trade and other receivables		—	—	1,906,861	—	1,906,861

		1,021,684	435,107	3,188,688	171,192	4,816,671

	~~W~~	1,475,891	435,107	15,327,366	204,756	17,443,120

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	8,376,211	—	8,376,211
Debt securities		—	9,607,500	—	9,607,500
Derivative liabilities		20,389	—	—	20,389
Trade and other payables		—	9,343,091	—	9,343,091

		20,389	27,326,802	—	27,347,191

Non-current liabilities
Borrowings		—	2,383,156	—	2,383,156
Debt securities		—	78,910,447	—	78,910,447
Derivative liabilities		22,854	—	23,946	46,800
Trade and other payables		—	6,105,228	—	6,105,228

		22,854	87,398,831	23,946	87,445,631

	~~W~~	43,243	114,725,633	23,946	114,792,822

In millions of won	December 31, 2021
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	4,382,218	—	4,382,218
Debt securities		—	9,647,616	—	9,647,616
Derivative liabilities		6,838	—	453	7,291
Trade and other payables		—	8,153,426	—	8,153,426

		6,838	22,183,260	453	22,190,551

Non-current liabilities
Borrowings		—	2,265,624	—	2,265,624
Debt securities		—	64,234,055	—	64,234,055
Derivative liabilities		49,418	—	21,322	70,740
Trade and other payables		—	5,996,498	—	5,996,498

		49,418	72,496,177	21,322	72,566,917

	~~W~~	56,256	94,679,437	21,775	94,757,468

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the three and six-month periods ended June 30, 2022 and 2021 are as follows:

In millions of won		June 30, 2022			June 30, 2021
		Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Cash and cash equivalents	Interest income	~~W~~	7,689	14,433	826	2,398
	Gain (Loss) on foreign currency transactions and translations		34,906	45,827	(949)	10,849
Financial assets at fair value through profit or loss	Interest income		15,386	19,623	5,330	8,764
	Dividends income		805	1,058	1,227	1,365
	Loss on valuation of financial assets		(1,978)	(11,504)	(2,684)	(2,696)
	Gain (Loss) on disposal of financial assets		(506)	200	1,512	2,008
	Gain on foreign currency transactions and translations		—	—	1,600	1,600
Financial assets at fair value through other comprehensive income	Dividends income		6,018	14,220	2,553	4,778
Financial assets at amortized cost	Interest income		390	645	116	363
	Gain (Loss) on foreign currency transactions and translations		3,524	3,225	(127)	738
Loans	Interest income		5,725	11,011	4,240	8,673
	Gain (Loss) on foreign currency transactions and translations		479	673	(26)	310
Trade and other receivables	Interest income		40,482	80,000	35,354	74,188
	Gain on foreign currency transactions and translations		61,988	59,290	23,887	11,501
Short-term financial instruments	Interest income		3,850	5,851	2,744	6,001
	Gain (Loss) on foreign currency transactions and translations		—	3,513	(6,226)	13,280
Long-term financial instruments	Interest income		3,475	6,594	4,490	6,658
	Gain on foreign currency transactions and translations		1	2	13	13
Other financial assets	Interest income		5	114	48	87
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		470,334	870,260	297,416	611,766
	Loss on repayment of financial liabilities		—	(15)	(10)	(10)
	Interest expense of trade and other payables		51,547	98,375	52,266	94,898
	Interest expense of others		117,863	235,020	106,890	212,721
	Other finance income		118	319	129	991
	Other finance expenses		681	1,314	597	1,213
	Gain (Loss) on foreign currency transactions and translations		(1,035,046)	(1,334,588)	2,316	(484,925)
Derivative assets (trading)	Gain on valuation of derivatives		418,475	447,841	56,135	212,892
	Gain (Loss) on transaction of derivatives		21,134	36,624	(3,091)	7,472
Derivatives (applying hedge accounting)	Gain (Loss) on valuation of derivatives (profit or loss)		269,683	359,894	(6,448)	150,253
	Gain (Loss) on valuation of derivatives (equity, before tax)		45,467	(26,626)	75,627	61,671
	Gain on transaction of derivatives		58,495	67,820	6,955	20,555

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

6.	Restricted Deposits

Restricted deposits as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won		June 30, 2022		December 31, 2021

Cash and cash equivalents	Deposits for government project and others	~~W~~	31,652	22,286
	Collateral provided for borrowings		254,114	264,813
	Collateral provided for lawsuit		57	42
	Deposits for transmission regional support program		13,164	5,921
	Deposits for other business purposes		5,524	3,050
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		114,000	114,000
	Collateral provided for borrowings		—	11,745
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		454,234	531,720
Long-term financial instruments	Escrow accounts		—	70
	Guarantee deposits for banking accounts at oversea branches		19	333
	Collateral provided for borrowings		11,745	—
	Decommissioning costs of nuclear power plants		424,609	324,609
	Funds for developing small and medium enterprises		10,000	10,000

		~~W~~	1,319,118	1,288,589

7.	Cash and Cash Equivalents

Cash and cash equivalents as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021

Cash	~~W~~	28,613	19,623
Other demand deposits		1,952,339	1,825,751
Short-term deposits classified as cash equivalents		842,123	407,921
Short-term investments classified as cash equivalents		267,677	381,943

	~~W~~	3,090,752	2,635,238

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,299,222	(194,674)	—	7,104,548
Other receivables		956,173	(21,770)	(1,349)	933,054

		8,255,395	(216,444)	(1,349)	8,037,602

Non-current assets
Trade receivables		201,123	(1,290)	—	199,833
Other receivables		2,112,866	(69,796)	(8,988)	2,034,082

		2,313,989	(71,086)	(8,988)	2,233,915

	~~W~~	10,569,384	(287,530)	(10,337)	10,271,517

In millions of won	December 31, 2021
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,743,735	(203,838)	—	7,539,897
Other receivables		602,113	(18,555)	(1,040)	582,518

		8,345,848	(222,393)	(1,040)	8,122,415

Non-current assets
Trade receivables		185,512	(1,501)	—	184,011
Other receivables		1,792,895	(64,155)	(5,890)	1,722,850

		1,978,407	(65,656)	(5,890)	1,906,861

	~~W~~	10,324,255	(288,049)	(6,930)	10,029,276

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	572,863	(20,227)	(9)	552,627
Accrued income		20,760	—	—	20,760
Deposits		243,336	—	(1,340)	241,996
Finance lease receivables (*1)		69,152	(249)	—	68,903
Others		50,062	(1,294)	—	48,768

		956,173	(21,770)	(1,349)	933,054

Non-current assets
Non-trade receivables		131,669	(58,484)	(281)	72,904
Accrued income		2,351	—	—	2,351
Deposits		472,873	—	(8,707)	464,166
Finance lease receivables (*2)		1,207,964	(745)	—	1,207,219
Others		298,009	(10,567)	—	287,442

		2,112,866	(69,796)	(8,988)	2,034,082

	~~W~~	3,069,039	(91,566)	(10,337)	2,967,136

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~119,983 million.
(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~1,122,855 million.

In millions of won	December 31, 2021
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	232,172	(17,084)	(9)	215,079
Accrued income		57,300	—	—	57,300
Deposits		212,666	—	(1,031)	211,635
Finance lease receivables (*1)		60,613	(178)	—	60,435
Others		39,362	(1,293)	—	38,069

		602,113	(18,555)	(1,040)	582,518

Non-current assets
Non-trade receivables		123,537	(56,407)	(281)	66,849
Accrued income		1,828	—	—	1,828
Deposits		441,393	—	(5,609)	435,784
Finance lease receivables (*2)		1,140,080	(590)	—	1,139,490
Others		86,057	(7,158)	—	78,899

		1,792,895	(64,155)	(5,890)	1,722,850

	~~W~~	2,395,008	(82,710)	(6,930)	2,305,368

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~111,915 million.
(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~1,082,712 million.

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. However once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021

Trade receivables: (not overdue)	~~W~~	7,162,025	7,603,472

Trade receivables: (impairment reviewed)		338,320	325,775

Less than 60 days		7,592	11,577
60 ~ 90 days		25,497	27,201
90 ~ 120 days		43,979	28,230
120 days ~ 1 year		64,535	51,945
Over 1 year		196,717	206,822

		7,500,345	7,929,247
Less: allowance for doubtful accounts		(195,964)	(205,339)

	~~W~~	7,304,381	7,723,908

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that other receivables are impaired and significant and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(5)	Changes in the allowance for doubtful accounts for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022			December 31, 2021
	Trade receivables		Other receivables	Trade receivables	Other receivables

Beginning balance	~~W~~	205,339	82,710	208,990	132,379
Bad debts expense		23,616	5,632	19,039	18,411
Write-off		(7,282)	(408)	(21,809)	(58,762)
Reversal		(25,543)	—	(1,071)	(79)
Others		(166)	3,632	190	(9,239)

Ending balance	~~W~~	195,964	91,566	205,339	82,710

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

9.	Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or loss as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary Certificate	~~W~~	54,450	130,255	629	206,160
Cooperative		—	6,222	—	5,797
Others (*)		1,808,144	194,021	360,204	202,003

		1,862,594	330,498	360,833	413,960

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	266,838	—	258,071

	~~W~~	1,862,594	597,336	360,833	672,031

(*)	‘Others’ include MMT, etc.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance

Equity securities
Listed	~~W~~	273,826	—	—	(13,800)	6,434	266,460
Unlisted		160,790	6,220	—	(185)	(2,159)	164,666

		434,616	6,220	—	(13,985)	4,275	431,126

Debt securities
Corporate bond		491	—	—	—	—	491

		435,107	6,220	—	(13,985)	4,275	431,617

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		435,107	6,220	—	(13,985)	4,275	431,617

In millions of won	December 31, 2021
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance

Equity securities

Listed	~~W~~	194,669	1,500	(8,208)	81,112	4,753	273,826
Unlisted		163,890	8,929	(13)	(12,335)	319	160,790

		358,559	10,429	(8,221)	68,777	5,072	434,616

Debt securities
Corporate bond		—	500	—	—	(9)	491

		358,559	10,929	(8,221)	68,777	5,063	435,107

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		358,559	10,929	(8,221)	68,777	5,063	435,107

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	70,526	70,526
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	107	107
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	38	38
PAN Ocean Co., Ltd.	1,492	0.00%		14	9	9
STX Heavy Industries Co., Ltd.	7,419	0.03%		107	33	33
Codes Combine Co., Ltd.	291	0.00%		1	—	—
PT Adaro Energy Tbk	480,000,000	1.50%		65,028	119,571	119,571
Denison Mines Corp.	58,284,000	9.76%		84,134	74,245	74,245
Fission Uranium Corp.	100,000	0.02%		41	61	61
SangSangin Industry Co., Ltd.	5,831	0.01%		38	4	4
Vitzrosys Co., Ltd.	399	0.00%		2	2	2
EMnI Co., Ltd.	628	0.00%		25	2	2
Vissem electronics, Co., Ltd.	229	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	1	1
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,793	1,793
Aone Alform Co., Ltd.	2,672	0.08%		19	66	66

				324,790	266,460	266,460

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%		5,000	954	954
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
Set Holding (*2)	1,100,220	2.50%		229,255	131,038	131,038
SGC Greenpower	580,000	5.00%		2,900	2,900	2,900
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	2,617	2,617
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,639	5,639
Good Tcells Co., Ltd.	11,364	0.34%		500	456	456
IPSbio Co., Ltd.	1,975	3.13%		1,000	1,000	1,000
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.87%		1,000	1,000	1,000
Fine Powerex Co., Ltd.	72,633	4.92%		1,500	1,500	1,500
Green Radiation Co., Ltd.	1,667	10.00%		20	20	20
Agencore Co., Ltd.	104,350	5.67%		1,500	1,200	1,200
Samhong Machinery Co, Ltd.	476,192	19.23%		5,000	5,000	5,000
Electric Contractors’ Financial Cooperative Co., Ltd.	—	—		38	38	38
Information&Communication Financial Cooperative Co., Ltd.	—	—		15	15	15
Hwan Young Steel Co., Ltd. and others (*3)	—	—		12,487	8,713	8,713

				268,291	164,666	164,666

Debt securities
Aron Flying Ship Co., Ltd. (*1)				500	491	491

			~~W~~	593,581	431,617	431,617

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the six-month period ended June 30, 2022.

(*3)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of 393 companies including Hwan Young Steel Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of June 30, 2022 and December 31, 2021 are as follows, continued:

In millions of won	December 31, 2021
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	87,733	87,733
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	—	—
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	42	42
PAN Ocean Co., Ltd.	1,492	0.00%		14	8	8
STX Heavy Industries Co., Ltd.	7,419	0.03%		107	35	35
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		65,028	89,747	89,747
Denison Mines Corp.	58,284,000	9.76%		84,134	94,376	94,376
Fission Uranium Corp.	100,000	0.02%		41	73	73
SangSangin Industry Co., Ltd.	5,831	0.01%		38	6	6
Vitzrosys Co., Ltd.	399	0.00%		2	2	2
EMnI Co., Ltd.	628	0.00%		25	2	2
Vissem electronics, Co., Ltd.	229	0.00%		11	2	2
KC Industry Co., Ltd.	139	0.00%		6	1	1
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,779	1,779
Aone Alform Co., Ltd.	2,672	0.08%		19	18	18

				324,790	273,826	273,826

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%		5,000	954	954
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
Set Holding (*2)	1,100,220	2.50%		229,255	131,036	131,036
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,658	2,658
SGC Greenpower	580,000	5.00%		2,900	2,900	2,900
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	2,618	2,618
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,639	5,639
Good Tcells Co., Ltd.	11,364	0.34%		500	457	457
IPSbio Co., Ltd.	1,975	3.13%		1,000	1,000	1,000
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.87%		1,000	1,000	1,000
Fine Powerex Co., Ltd.	72,633	4.92%		1,500	1,500	1,500
Electric Contractors’ Financial Cooperative Co., Ltd.	—	—		38	38	38
Information&Communication Financial Cooperative Co., Ltd.	—	—		15	15	15
Hwan Young Steel Co., Ltd. and others (*3)	—	—		12,008	8,399	8,399

				263,904	160,790	160,790

Debt securities
Aron Flying Ship Co., Ltd. (*1)				500	491	491

			~~W~~	589,194	435,107	435,107

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2021.

(*3)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of 372 companies including Hwan Young Steel Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

11.	Financial Assets at Amortized Cost

Financial assets at amortized cost as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value

Government bonds	~~W~~	1,928	—	—	—	1,928
Others		35,050	—	—	—	35,050

	~~W~~	36,978	—	—	—	36,978

Current	~~W~~	26,865	—	—	—	26,865
Non-current		10,113	—	—	—	10,113

In millions of won	December 31, 2021
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value

Government bonds	~~W~~	1,308	—	—	—	1,308
Others		23,965	—	—	—	23,965

	~~W~~	25,273	—	—	—	25,273

Current	~~W~~	15,422	—	—	—	15,422
Non-current		9,851	—	—	—	9,851

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

12.	Derivatives

(1)	Derivatives as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	14,000	17,278	559	6,899
Currency swap		262,762	998,658	125,877	506,957
Interest rate swap		—	81,106	502	6,980
Others		—	9	—	9

	~~W~~	276,762	1,097,051	126,938	520,845

Derivative liabilities
Currency forward	~~W~~	837	—	301	—
Currency swap		5,109	21,549	4,446	16,708
Interest rate swap		3	13,704	2,544	28,138
Others (*1,2,3)		14,440	11,547	—	25,894

	~~W~~	20,389	46,800	7,291	70,740

(*1)

The Group has an obligation to settle the convertible preferred stock to financial investors pursuant to the settlement contract with Samcheok Eco Materials Co., Ltd. and the fair value of the obligation is recorded in ‘Others’.

(*2)	The Group has granted stock option to Chester Solar IV SpA, a joint venture of the Group, and 4 other third party investors, and recognized its fair value as other derivative liabilities.
(*3)	The Group has an obligation to purchase the shares of Hyundai Green Power Co., Ltd., an associate of the Group from financial investors, and the fair value of the obligation is recorded in ‘Others’.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of June 30, 2022 are as follows:

In millions of won and thousands of USD except contract exchange rate information

			Contract amounts				Contract
Counterparty	Contract date	Maturity date	Pay		Receive		exchange rate (in won)

JP Morgan	2022.06.08	2022.07.05	~~W~~	65,883	EUR	48,985	~~W~~	1,344.97
Deutsche Bank	2022.05.30	2022.07.05		53,884	EUR	40,000		1,347.10
Hana Bank	2022.06.02	2022.08.12		46,144	USD	36,875		1,251.34
JP Morgan	2022.06.24	2022.07.20		25,963	USD	20,000		1,298.15
JP Morgan	2022.06.28	2022.08.03		25,654	USD	20,000		1,282.70
Kookmin Bank	2022.06.17	2022.07.14		12,873	USD	10,000		1,287.28
Kookmin Bank	2022.06.27	2022.07.27		19,373	USD	15,000		1,291.50
Korea Development Bank	2022.06.17	2022.07.13		12,900	USD	10,000		1,290.00
Korea Development Bank	2022.06.27	2022.07.26		19,403	USD	15,000		1,293.50
Mizuho Bank	2022.06.24	2022.07.21		25,966	USD	20,000		1,298.30
Mizuho Bank	2022.06.28	2022.08.04		25,676	USD	20,000		1,283.80
Morgan Stanley	2022.06.24	2022.07.22		25,966	USD	20,000		1,298.30
Morgan Stanley	2022.06.30	2022.08.05		25,964	USD	20,000		1,298.20
Nonghyup Bank	2022.06.24	2022.07.18		25,976	USD	20,000		1,298.78
Nonghyup Bank	2022.06.27	2022.07.29		25,716	USD	20,000		1,285.80
Standard Chartered	2022.06.24	2022.07.19		19,496	USD	15,000		1,299.70
Standard Chartered	2022.06.28	2022.08.01		25,702	USD	20,000		1,285.10
Busan Bank	2022.06.24	2022.07.25		25,950	USD	20,000		1,297.50
Woori Bank	2022.06.28	2022.08.02		25,709	USD	20,000		1,285.45
Hana Bank	2022.06.17	2022.07.15		12,860	USD	10,000		1,286.01
Hana Bank	2022.06.27	2022.07.28		25,777	USD	20,000		1,288.87
MUFG	2022.06.08	2022.07.05		40,805	USD	32,500		1,255.55
Korea Development Bank	2022.06.09	2022.07.05		21,381	USD	17,000		1,257.68
MUFG	2022.06.10	2022.07.13		63,295	USD	50,000		1,265.90
MUFG	2022.06.13	2022.07.22		41,780	USD	32,500		1,285.55
MUFG	2022.06.15	2022.07.26		64,528	USD	50,000		1,290.56
Korea Development Bank	2022.06.15	2022.07.05		3,873	USD	3,000		1,291.05
JP Morgan	2022.06.16	2022.07.22		38,510	USD	30,000		1,283.67
MUFG	2022.06.27	2022.07.14		17,961	USD	14,000		1,282.90
MUFG	2022.06.28	2022.07.05		11,548	USD	9,000		1,283.10
Korea Development Bank	2022.06.29	2022.07.13		18,101	USD	14,000		1,292.90
JP Morgan	2022.06.30	2022.07.22		14,297	USD	11,000		1,299.70
Mizuho Bank	2022.05.30	2022.07.04		12,413	USD	10,000		1,241.32
Woori Bank	2022.05.31	2022.07.20		9,891	USD	8,000		1,236.35
JP Morgan	2022.06.27	2022.07.29		12,872	USD	10,000		1,287.20
MUFG	2022.06.27	2022.07.28		12,843	USD	10,000		1,284.30
Nonghyup Bank	2022.06.27	2022.07.04		12,819	USD	10,000		1,281.90
Busan Bank	2022.05.30	2022.11.08		12,393	USD	10,000		1,239.30

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of June 30, 2022 are as follows, continued:

In millions of won and thousands of foreign currencies except contract exchange rate information

			Contract amounts				Contract
Counterparty	Contract date	Maturity date	Pay		Receive		exchange rate (in won)

Busan Bank	2022.06.24	2022.07.22	~~W~~	25,977	USD	20,000	~~W~~	1,298.85
Busan Bank	2022.06.24	2022.07.22		25,923	USD	20,000		1,296.15
Busan Bank	2022.06.27	2022.07.13		38,484	USD	30,000		1,282.80
Busan Bank	2022.06.29	2022.07.13		13,559	USD	10,567		1,283.10
Nonghyup Bank	2022.06.27	2022.07.13		12,827	USD	10,000		1,282.65
Shinhan Bank	2022.06.27	2022.07.13		12,828	USD	10,000		1,282.77
JP Morgan	2022.06.23	2022.07.13		6,497	USD	5,000		1,299.35
JP Morgan	2022.06.23	2022.07.22		25,899	USD	20,000		1,294.95
HSBC	2020.10.19	2024.10.29		140,913	USD	125,000		1,127.30
Standard Chartered	2022.05.17	2022.07.08		4,540	USD	3,563		1,274.10
Shinhan Bank	2022.05.23	2022.07.15		19,009	USD	15,023		1,265.30
Hana Bank	2022.05.23	2022.07.15		12,662	USD	10,000		1,266.17
Busan Bank	2022.05.23	2022.07.15		12,647	USD	10,000		1,264.70
Standard Chartered	2022.05.25	2022.07.15		12,625	USD	10,000		1,262.45
Standard Chartered	2022.06.03	2022.07.22		10,736	USD	8,643		1,242.18
MUFG	2022.06.03	2022.07.22		18,594	USD	15,000		1,239.60
Hana Bank	2022.06.07	2022.07.29		14,416	USD	11,471		1,256.75
Standard Chartered	2022.06.09	2022.07.29		12,581	USD	10,000		1,258.10
Standard Chartered	2022.06.24	2022.07.29		12,973	USD	10,000		1,297.30
Standard Chartered	2022.06.27	2022.08.19		25,784	USD	20,000		1,289.20
Shinhan Bank	2022.06.27	2022.08.19		25,663	USD	20,000		1,283.15
Woori Bank	2022.06.30	2022.08.26		25,970	USD	20,000		1,298.50
HSBC	2022.06.30	2022.08.26		12,888	USD	10,000		1,288.80
Hana Bank	2022.03.08	2022.10.07		2,023	EUR	1,493		1,355.60
Hana Bank	2022.03.08	2022.09.30		2,022	EUR	1,493		1,355.00
Hana Bank	2022.03.08	2022.09.29		342	EUR	253		1,355.00
Hana Bank	2022.03.08	2022.07.20		301	EUR	223		1,351.40
Hana Bank	2022.06.16	2022.09.01		4,026	EUR	2,985		1,348.60

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of June 30, 2022 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

		Contract amount			Contract interest rate		Contract
Counterparty	Contract year	Pay		Receive	Pay	Receive	exchange rate (in won, USD)

Standard Chartered	2014~2029	~~W~~	102,470	USD 100,000	3.14%	3.57%	~~W~~	1,024.70
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%		1,050.17
Hana Bank	2015~2024		107,970	USD 100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD 86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD 19,417	5.04%	6.75%		1,118.00
Woori Bank	2019~2024		296,000	USD 250,000	1.21%	2.50%		1,184.00
Korea Development Bank	2019~2024		177,600	USD 150,000	1.24%	2.50%		1,184.00
Hana Bank	2019~2024		118,400	USD 100,000	1.24%	2.50%		1,184.00
Woori Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Korea Development Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2025		120,660	USD 100,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2026		76,355	USD 70,445	5.83%	6.00%		1,083.90
Woori Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Korea Development Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2022~2025		385,800	USD 300,000	3.11%	3.63%		1,286.00
Woori Bank	2022~2025		257,200	USD 200,000	3.12%	3.63%		1,286.00
JP Morgan	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Woori Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Kookmin Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Citibank	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
JP Morgan	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
Bank of America	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
Shinhan Bank	2016~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
HSBC	2012~2022		111,770	USD 100,000	2.89%	3.00%		1,117.70
Hana Bank	2012~2022		111,770	USD 100,000	2.87%	3.00%		1,117.70
Standard Chartered	2012~2022		111,770	USD 100,000	2.89%	3.00%		1,117.70
Deutsche Bank	2012~2022		55,885	USD 50,000	2.79%	3.00%		1,117.70
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD 850,000	2.66%	3.35%		135.75
Korea Development Bank	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
Woori Bank	2018~2023		170,280	USD 150,000	2.18%	3.75%		1,135.20
Hana Bank	2018~2023		113,520	USD 100,000	2.17%	3.75%		1,135.20
Shinhan Bank	2018~2023		227,040	USD 200,000	2.17%	3.75%		1,135.20
Citibank	2019~2024		239,956	CHF 200,000	1.44%	0.00%		1,199.78
Korea Development Bank	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
Woori Bank	2021~2026		222,800	USD 200,000	0.93%	1.25%		1,114.00
Shinhan Bank	2021~2026		111,400	USD 100,000	0.92%	1.25%		1,114.00
Korea Development Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Nonghyup Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
HSBC	2019~2024		USD 205,500	AUD 300,000	3M Libor + 0.78%	3M BBSW + 0.97%	USD	0.69

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of June 30, 2022 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

		Contract amount			Contract interest rate		Contract
Counterparty	Contract year	Pay		Receive	Pay	Receive	exchange rate (in won)

Kookmin Bank	2020~2025	~~W~~	118,780	USD 100,000	1.29%	2.13%	~~W~~	1,187.80
Shinhan Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Hana Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Korea Development Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Hana Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD 100,000	0.62%	1.00%		1,189.10
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Kookmin Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Hana Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
Woori Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
JP Morgan	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
Korea Development Bank	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
BNP Paribas	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Kookmin Bank	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Korea Development Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Hana Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Kookmin Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Korea Development Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Woori Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Kookmin Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Woori Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Shinhan Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Hana Bank	2021~2026		55,150	USD 50,000	0.48%	0.75%		1,103.00
Korea Development Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Woori Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Credit Agricole	2018~2023		112,890	USD 100,000	2.26%	3.88%		1,128.90
Hana Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Kookmin Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Woori Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Hana Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Korea Development Bank	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80
JP Morgan	2022~2025		126,180	USD 100,000	2.80%	3.60%		1,261.80
Hana Bank	2022~2025		126,180	USD 100,000	2.80%	3.60%		1,261.80
Korea Development Bank	2022~2025		252,360	USD 200,000	2.83%	3.60%		1,261.80
Woori Bank	2022~2025		126,180	USD 100,000	2.85%	3.60%		1,261.80

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of June 30, 2022 are as follows:

In millions of won
Counterparty	Contract year			Contract interest rate per annum
		Contract amount		Pay	Receive

Hana Bank	2017~2022	~~W~~	100,000	2.06%	3M CD + 0.27%
Nomura (*1)	2018~2038		30,000	2.56%	3.75%
Hana Bank	2018~2023		200,000	2.15%	3M CD + 0.19%
Hana Bank	2018~2023		200,000	2.17%	3M CD + 0.19%
Hana Bank	2018~2023		150,000	2.03%	3M CD + 0.21%
Hana Bank	2019~2024		200,000	1.87%	3M CD + 0.13%
Shinhan Bank	2021~2025		100,000	2.32%	3M CD + 0.43%
Hana Bank	2022~2027		200,000	3.02%	3M CD + 0.61%
Hana Bank	2022~2027		200,000	3.04%	3M CD + 0.58%
Hana Bank	2022~2027		250,000	3.38%	3M CD + 0.59%
Nomura	2022~2027		200,000	3.55%	3M CD + 0.60%
Shinhan Bank	2022~2027		150,000	3.53%	3M CD + 0.55%
Hana Bank	2022~2027		200,000	3.70%	3M CD + 0.59%
Nomura	2022~2027		300,000	3.89%	3M CD + 0.67%
Hana Bank	2022~2027		200,000	3.93%	3M CD + 0.67%
Nomura	2022~2027		200,000	3.80%	3M CD + 0.68%
Nomura	2022~2027		300,000	4.04%	3M CD + 0.60%
Nomura	2017~2032		52,457	3M Libor + 2.22%	2.60%
Nomura	2017~2032		59,423	3M Libor + 2.24%	2.62%
Nomura (*2)	2021~2041		30,000	1.84%	2.60%
Nomura (*3)	2021~2041		50,000	1.87%	2.38%

(*1)

2.56% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.

(*2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.
(*3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.

(6)	Interest rate swap contracts which are designated as hedging instruments as of June 30, 2022 are as follows:

In thousands of USD
Counterparty	Contract year			Contract interest rate per annum
		Contract amount		Pay	Receive

Export-Import Bank of Korea	2015~2031	USD	15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD	7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD	7,861	2.67%	6M USD Libor
BNP Paribas	2009~2027	USD	56,182	4.16%	6M USD Libor
KFW	2009~2027	USD	56,182	4.16%	6M USD Libor
Export-Import Bank of Korea	2016~2036	USD	68,470	3.00%	6M USD Libor

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

12.	Derivatives, Continued

(7)

Gain and loss on valuation and transaction of derivatives for the three and six-month periods ended June 30, 2022 and 2021 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)					Net income effects of transaction gain (loss)				Accumulated other comprehensive income (loss) (*)
	June 30, 2022			June 30, 2021		June 30, 2022		June 30, 2021		June 30, 2022		June 30, 2021
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended

Currency forward	~~W~~	27,131	22,518	(684)	28,406	23,741	32,110	(40)	7,632	—	—	—	—
Currency swap		606,227	710,162	44,690	320,236	61,278	79,596	7,293	27,237	39,845	(43,069)	78,687	55,085
Interest rate swap		54,800	75,055	5,681	14,503	(5,390)	(7,262)	(3,389)	(6,842)	5,622	16,443	(3,060)	6,586

	~~W~~	688,158	807,735	49,687	363,145	79,629	104,444	3,864	28,027	45,467	(26,626)	75,627	61,671

(*)

For the six-month periods ended June 30, 2022 and 2021, the net gain (loss) on valuation of derivatives applying cash flow hedge accounting of ~~W~~(7,446) and ~~W~~36,858 million, net of tax, are included in other comprehensive income (loss), repectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

13.	Other Financial Assets

(1)	Other financial assets as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current

Loans	~~W~~	85,386	983,267	88,406	903,397
Less: Allowance for doubtful accounts		(28)	(52,645)	(10)	(52,667)
Less: Present value discount		(819)	(29,751)	(807)	(29,248)

		84,539	900,871	87,589	821,482

Long-term / short-term financial instruments		643,188	592,555	1,278,014	450,494

	~~W~~	727,727	1,493,426	1,365,603	1,271,976

(2)	Loans as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value

Short-term loans
Loans for tuition	~~W~~	30,856	—	(819)	30,037
Loans for housing		28,232	—	—	28,232
Other loans		26,298	(28)	—	26,270

		85,386	(28)	(819)	84,539

Long-term loans
Loans for tuition		432,513	(37,783)	(29,751)	364,979
Loans for housing		298,270	—	—	298,270
Loans for related parties		216,778	(14,862)	—	201,916
Other loans		35,706	—	—	35,706

		983,267	(52,645)	(29,751)	900,871

	~~W~~	1,068,653	(52,673)	(30,570)	985,410

In millions of won	December 31, 2021
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value

Short-term loans
Loans for tuition	~~W~~	28,975	—	(807)	28,168
Loans for housing		25,750	—	—	25,750
Other loans		33,681	(10)	—	33,671

		88,406	(10)	(807)	87,589

Long-term loans
Loans for tuition		431,002	(37,783)	(29,248)	363,971
Loans for housing		282,833	—	—	282,833
Loans for related parties		150,541	(14,861)	—	135,680
Fisheries loan		203	—	—	203
Other loans		38,818	(23)	—	38,795

		903,397	(52,667)	(29,248)	821,482

	~~W~~	991,803	(52,677)	(30,055)	909,071

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021

Beginning balance	~~W~~	52,677	20,267
Bad debts expense		—	30,942
Others		(4)	1,468

Ending balance	~~W~~	52,673	52,677

(4)	Long-term and short-term financial instruments as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current

Time deposits	~~W~~	416,429	119,989	976,899	103,607
Others		226,759	472,566	301,115	346,887

	~~W~~	643,188	592,555	1,278,014	450,494

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

14.	Inventories

Inventories as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Acquisition cost		Valuation allowance	Book value

Raw materials	~~W~~	4,259,729	(1,247)	4,258,482
Merchandises		4,332	—	4,332
Work-in-progress		161,402	—	161,402
Finished goods		66,156	—	66,156
Supplies		2,682,712	(11,419)	2,671,293
Inventories-in-transit		2,290,098	—	2,290,098
Other inventories		14,350	—	14,350

	~~W~~	9,478,779	(12,666)	9,466,113

In millions of won	December 31, 2021
	Acquisition cost		Valuation allowance	Book value

Raw materials	~~W~~	3,655,588	(1,247)	3,654,341
Merchandises		512	—	512
Work-in-progress		180,220	—	180,220
Finished goods		27,254	—	27,254
Supplies		2,541,028	(3,869)	2,537,159
Inventories-in-transit		1,195,148	—	1,195,148
Other inventories		13,548	—	13,548

	~~W~~	7,613,298	(5,116)	7,608,182

The loss on inventory valuation due to decrease in the net realizable value of inventories included in cost of sales for the six-month period ended June 30, 2022 was ~~W~~480 million and the reversal of the allowance for loss on inventory valuation deducted from cost of sales for the year ended December 31, 2021 was ~~W~~11,422 million.

The amounts of loss from inventory valuation included in other gains or losses for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 were ~~W~~8,030 million and ~~W~~7,761 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

15.	Non-Financial Assets

Non-financial assets as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current

Advanced payments	~~W~~	200,240	54,771	161,466	124,305
Prepaid expenses		660,654	155,611	756,729	151,095
Others (*)		1,421,357	95,724	840,796	89,418

	~~W~~	2,282,251	306,106	1,758,991	364,818

(*)	Details of others as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current

Greenhouse gas emissions rights	~~W~~	418,428	—	524,658	—
Other quick assets		1,002,929	95,724	316,138	89,418

	~~W~~	1,421,357	95,724	840,796	89,418

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of June 30, 2022 and December 31, 2021 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			June 30, 2022	December 31, 2021
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Engineering and construction for utility plant and others	Korea	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	Korea	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	Korea	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	Korea	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	Philippines	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	Philippines	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	Lebanon	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	Singapore	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	Netherlands	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	Bahrain	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	Jordan	80.00%	80.00%
KHNP Canada Energy Ltd.	Holding company	Canada	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	Canada	80.00%	80.00%
KEPCO Holdings de Mexico	Holding company	Mexico	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	Mexico	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	Mexico	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	Netherlands	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	Indonesia	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	Indonesia	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	Philippines	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	Jordan	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	Canada	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	Barbados	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	Korea	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	Indonesia	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	—	100.00%
PT. EWP Indonesia	Holding company	Indonesia	99.96%	99.96%
KEPCO Netherlands J3 B.V.	Holding company	Netherlands	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Global One Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Mira Power Limited (*3)	Power generation	Pakistan	76.00%	76.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of June 30, 2022 and December 31, 2021 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			June 30, 2022	December 31, 2021
KOSEP Material Co., Ltd.	Recycling fly ashes	Korea	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	RDF power generation	Korea	85.03%	85.03%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	Philippines	99.99%	99.99%
KOSPO Chile SpA	Holding company	Chile	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	Indonesia	95.00%	95.00%
Hee Mang Sunlight Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	Jordan	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd. (*5)	Operation of utility plant	Korea	50.00%	50.00%
Chitose Solar Power Plant LLC	Power generation	Japan	65.00%	65.00%
KEPCO Energy Solution Co., Ltd.	Energy service	Korea	100.00%	100.00%
KEPCO Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	Chile	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	Korea	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	Laos	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Alamosa LLC	Holding company	USA	50.10%	50.10%
KEPCO Solar of Alamosa LLC	Power generation	USA	—	100.00%
KEPCO Mangilao Holdings LLC	Holding company	USA	100.00%	100.00%
Mangilao Investment LLC	Holding company	USA	79.47%	100.00%
KEPCO Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	Korea	79.03%	79.03%
PT. Siborpa Eco Power	Construction and operation of utility plant	Indonesia	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	Korea	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	Korea	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	Korea	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	Korea	66.80%	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	Chile	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	Korea	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
Nambu USA LLC	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	Korea	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	Korea	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	Korea	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Secutec Co., Ltd.	Security service	Korea	100.00%	100.00%
SE Green Energy Co., Ltd.	Power generation	Korea	84.80%	84.80%
KEPCO Mangilao America LLC (*6)	Holding company	USA	100.00%	100.00%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOAK Power Limited	Hydro power facility maintenance	Pakistan	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
Haenanum Energy Fund	Holding company	Korea	99.64%	99.64%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of June 30, 2022 and December 31, 2021 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			June 30, 2022	December 31, 2021
Paju Ecoenergy Co., Ltd.	Power generation	Korea	89.00%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	100.00%
TS Energy No. 25 Co., Ltd.	Power generation	Korea	90.00%	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Moha solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP USA LLC	Holding company	USA	100.00%	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	Vietnam	100.00%	100.00%
Energy Innovation Fund I	Holding company	Korea	71.91%	71.91%
KHNP Chile SpA	Holding company	Chile	100.00%	100.00%
Yeong Yang Apollon Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Corporation Co., Ltd.	Power generation	Korea	100.00%	100.00%
SolarVader Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Innovation Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Horus Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Solar Management Co., Ltd.	Power generation	Korea	100.00%	100.00%
LSG Hydro Power Limited	Holding company	Pakistan	99.80%	99.80%
KOEN Bio Co., Ltd.	Wood pellet utilization business	Korea	70.00%	70.00%
KOMIPO Energy Solution America, LLC	Holding company	USA	100.00%	100.00%
Elara Investment Holdings, LLC (*7)	Holding company	USA	0.10%	0.10%
Elara Equity Holdings, LLC	Holding company	USA	54.00%	54.00%
Elara Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
Elara Class B Member, LLC	Holding company	USA	100.00%	100.00%
Elara Development Holdings, LLC	Holding company	USA	100.00%	100.00%
KOMIPO Development, LLC (formerly, Elara Development, LLC)	Holding company	USA	100.00%	100.00%
Elara Energy Holdings, LLC (*7)	Holding company	USA	43.94%	43.94%
Elara Energy Project, LLC	Power generation	USA	100.00%	100.00%
KOMIPO Iberian Solar Group, S.L.U.	Holding company	Spain	100.00%	100.00%
Jeongam Wind Power Co., Ltd.	Power generation	Korea	80.00%	80.00%
KOWEPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
CVS Equity Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development, LLC	Holding company	USA	100.00%	100.00%
CVS Class B Member, LLC	Holding company	USA	100.00%	100.00%
CVS Energy Holdings, LLC	Holding company	USA	100.00%	100.00%
Concho Valley Energy, LLC	Holding company	USA	100.00%	100.00%
Concho Valley Solar, LLC	Power generation	USA	100.00%	100.00%
Yeongdeok Sunrise Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP Spain, S.L.	Holding company	Spain	100.00%	100.00%
UI Carbon-Neutrality Fund	Holding company	Korea	78.97%	—
KA Power Limited	Power generation	Pakistan	100.00%	—
Seobusambo highway photovoltaics Co., Ltd.	Power generation	Korea	80.00%	—
Western Power Changgi Solar Co., Ltd. (formerly, Sam-Yang Photovoltaic Power Co., Ltd.)	Power generation	Korea	100.00%	—

(*1)

Considering treasury stocks, the effective percentage of ownership is 66.08%. The Group is planning to sell part of its shares (14.77%) based on the resolution of the board of directors on June 24, 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of June 30, 2022 and December 31, 2021 are as follows, continued:

(*2)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group obtained the majority of the voting power under the shareholders’ agreement.

(*3)	As of the reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited.
(*4)

The Group guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Group which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(*5)	The subsidiary is included in the consolidated financial statements as the Group owns 50%+1 stake and has the ability to appoint a majority of the board members under the shareholders’ agreement.
(*6)

As of the end of the reporting period, the Company does not have a shareholding; however, this subsidiary is included in the consolidated financial statements as the Company has control over the entity by virtue of the right to nominate the CEO and key management members.

(*7)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group has control over the board of directors under the shareholders’ agreement.

(2)	Subsidiaries included in and excluded from consolidation during the six-month period ended June 30, 2022 are as follows:

<Subsidiaries included in the consolidation scope during the six-month period ended June 30, 2022>

Subsidiaries	Reason
UI Carbon-Neutrality Fund	Newly established
KA Power Limited	Newly established
Seobusambo highway photovoltaics Co., Ltd.	Newly established
Western Power Changgi Solar Co., Ltd. (formerly, Sam-Yang Photovoltaic Power Co., Ltd.)	Change in the scope of consolidation

Subsidiaries excluded from consolidation during the six-month period ended June 30, 2022.

Subsidiaries	Reason
EWPRC Biomass Holdings, LLC	Liquidation
KEPCO Solar of Alamosa LLC	Disposal

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won
June 30, 2022
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	65,273,239	38,895,968	5,030,222	146,022
Korea South-East Power Co., Ltd.		11,821,498	6,463,628	3,891,015	(105,874)
Korea Midland Power Co., Ltd.		14,569,513	10,418,433	3,581,212	(127,755)
Korea Western Power Co., Ltd.		11,994,765	7,919,531	3,165,901	(97,133)
Korea Southern Power Co., Ltd.		12,487,293	7,774,496	4,122,703	(4,559)
Korea East-West Power Co., Ltd.		10,886,351	5,575,998	3,086,367	93,709
KEPCO Engineering & Construction Company, Inc.		739,826	220,134	202,943	3,457
KEPCO Plant Service & Engineering Co., Ltd.		1,456,343	329,461	687,212	44,259
KEPCO Nuclear Fuel Co., Ltd.		916,914	481,869	116,571	13,740
KEPCO KDN Co., Ltd.		674,785	150,269	335,514	14,130
KEPCO International HongKong Ltd.		141,937	—	—	1,225
KEPCO International Philippines Inc.		123,800	424	—	2,992
KEPCO Gansu International Ltd.		7,495	609	—	(5)
KEPCO Philippines Holdings Inc.		187,659	38	—	13,677
KEPCO Philippines Corporation		6,205	9	—	25
KEPCO Ilijan Corporation		271,651	21,317	22,201	18,466
KEPCO Lebanon SARL		1,959	10,691	—	51
KEPCO Neimenggu International Ltd.		264,286	3,450	—	1,016
KEPCO Shanxi International Ltd.		611,555	222,778	—	(5,303)
KOMIPO Global Pte Ltd.		364,954	1,266	—	31,176
KEPCO Netherlands B.V.		147,290	278	—	8,269
KEPCO Australia Pty., Ltd.		550	12	—	52
KOSEP Australia Pty., Ltd.		63,332	11,832	24,922	12,452
KOMIPO Australia Pty., Ltd.		73,946	12,196	24,922	11,476
KOWEPO Australia Pty., Ltd.		72,211	9,780	24,922	10,880
KOSPO Australia Pty., Ltd.		62,455	9,788	24,922	12,810
KEPCO Middle East Holding Company		114,902	100,286	—	(946)
Qatrana Electric Power Company		519,327	271,357	11,883	9,799
KHNP Canada Energy Ltd.		93,048	29	—	8
KEPCO Bylong Australia Pty., Ltd.		45,684	439,769	—	(31,490)
Korea Waterbury Uranium Limited Partnership		20,939	212	—	(55)
KEPCO Holdings de Mexico		1,059	1,342	—	(395)
KST Electric Power Company, S.A.P.I. de C.V.		653,693	478,123	114,004	11,587
KEPCO Energy Service Company		1,771	445	2,829	(191)
KEPCO Netherlands S3 B.V.		57,607	82	—	1,931
PT. KOMIPO Pembangkitan Jawa Bali		19,015	4,720	12,531	4,398
PT. Cirebon Power Service		3,489	1,248	4,515	147
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		40,926	19,841	7,138	2,285
EWP America Inc. (*1)		54,379	3,504	7,853	1,425
KNF Canada Energy Limited		2,263	24	—	(24)
EWP Barbados 1 SRL		400,337	2,074	1,541	12,821
Gyeonggi Green Energy Co., Ltd.		228,458	216,121	52,259	(7,528)
PT. Tanggamus Electric Power		233,708	172,785	5,320	4,373
Gyeongju Wind Power Co., Ltd.		96,532	58,141	12,423	5,160
KOMIPO America Inc. (*2)		595,794	298,754	5,765	(12,042)
PT. EWP Indonesia		94,963	1,332	—	2,402
KEPCO Netherlands J3 B.V.		137,993	109	—	(43)
Korea Offshore Wind Power Co., Ltd.		372,115	192,907	27,125	8,177
Global One Pioneer B.V.		174	103	—	22
Global Energy Pioneer B.V.		363	89	—	36
Mira Power Limited		444,985	329,697	27,093	8,133
KOSEP Material Co., Ltd.		3,712	632	2,256	448
Commerce and Industry Energy Co., Ltd.		81,721	34,252	13,121	(2,303)
KEPCO KPS Philippines Corp.		5,078	632	2,200	541
KOSPO Chile SpA		156,514	64,101	—	(1,593)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won
June 30, 2022
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
PT. KOWEPO Sumsel Operation And Maintenance Services	~~W~~	121	271	—	—
Hee Mang Sunlight Power Co., Ltd.		5,810	2,717	404	126
Fujeij Wind Power Company		221,424	170,138	—	9,604
KOSPO Youngnam Power Co., Ltd.		386,735	284,988	205,936	765
Chitose Solar Power Plant LLC		108,664	94,088	7,130	681
KEPCO Energy Solution Co., Ltd.		314,504	2,492	18,505	982
KEPCO Solar Co., Ltd.		237,309	23,879	12,499	4,934
KOSPO Power Services Ltda.		6,236	3,281	9,735	811
Energy New Industry Specialized Investment Private Investment Trust (*3)		373,083	2,046	—	907
KOEN Bylong Pty., Ltd.		9	109	—	—
KOMIPO Bylong Pty., Ltd.		8	97	—	(7)
KOWEPO Bylong Pty., Ltd.		8	96	—	(7)
KOSPO Bylong Pty., Ltd.		75	186	—	—
EWP Bylong Pty., Ltd.		8	56	—	—
KOWEPO Lao International		16,312	42	4,805	6,755
KEPCO US Inc.		1	—	—	(18,305)
KEPCO Alamosa LLC		262	33	61	(34,937)
KEPCO Mangilao Holdings LLC		81,322	35,475	—	(4)
Mangilao Investment LLC		50,083	32	—	—
KEPCO Mangilao Solar, LLC		240,312	188,553	819	(6,633)
Jeju Hanlim Offshore Wind Co., Ltd.		89,270	15,488	—	(3,834)
PT. Siborpa Eco Power		12,309	2	—	(22)
PT. Korea Energy Indonesia		1,644	61	913	(234)
KOLAT SpA		41,900	13,867	411	149
KEPCO California, LLC		47,388	4,448	284	(256)
KEPCO Mojave Holdings, LLC		99,801	77,684	—	(2,207)
Incheon Fuel Cell Co., Ltd.		253,357	229,997	50,284	1,159
KOEN Service Co., Ltd.		8,524	5,822	17,730	739
KOMIPO Service Co., Ltd.		5,245	4,696	16,909	640
KOWEPO Service Co., Ltd.		7,807	6,010	16,771	397
KOSPO Service Co., Ltd.		4,911	4,620	13,334	(478)
EWP Service Co., Ltd.		4,391	3,553	12,316	170
PT. KOMIPO Energy Indonesia		2,105	153	20	(758)
KNF partners Co., Ltd.		1,817	856	2,659	129
KOSPO USA Inc.		315,486	438	—	(884)
Nambu USA LLC		303,277	—	—	402
Tamra Offshore Wind Power Co., Ltd.		136,905	101,187	8,873	1,075
KEPCO MCS Co., Ltd.		100,058	49,037	163,181	9,883
KEPCO FMS Co., Ltd.		7,223	15,011	39,073	(9,399)
Firstkeepers Co., Ltd.		22,041	19,318	41,755	1,563
Secutec Co., Ltd.		14,551	10,894	34,714	664
SE Green Energy Co., Ltd.		154,762	120,981	23,158	137
KEPCO Mangilao America LLC		2,504	1	—	—
Mangilao Intermediate Holdings LLC		252,394	188,089	—	(2,439)
KEPCO CSC Co., Ltd.		8,063	7,737	20,535	(969)
KOAK Power Limited		14,293	975	—	(17)
KOMIPO Europe B.V.		81,683	140	431	708

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won
June 30, 2022
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Haenanum Energy Fund	~~W~~	7,434	3	—	(29)
Paju Ecoenergy Co., Ltd.		58,614	2,585	8,613	35
Guam Ukudu Power LLC		120,304	130,700	—	(10,829)
TS Energy No. 25 Co., Ltd.		311,831	290,682	1,875	754
KPS Partners Co., Ltd.		3,548	2,106	5,974	167
KEPCO E&C Service Co., Ltd.		5,248	2,275	8,034	808
Moha solar Co., Ltd.		34,397	35,489	123	34
Ogiri Solar Power Co., Ltd.		1,035	7	—	(12)
KHNP USA LLC		1,180	52	532	289
KOMIPO Vanphong Power Service LLC		10,378	1,960	9,782	5,153
Energy Innovation Fund I		34,232	6,400	—	(496)
KHNP Chile SpA		5,628	4,211	—	—
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,664	1,582	133	(67)
Yeong Yang Corporation Co., Ltd.		1,641	1,578	125	(90)
SolarVader Co., Ltd.		1,661	1,582	129	(66)
Yeong Yang Innovation Co., Ltd.		1,642	1,578	121	(87)
Yeong Yang Horus Photovoltaic Co., Ltd.		1,633	1,575	121	(90)
Yeong Yang Solar Management Co., Ltd.		1,648	1,589	127	(82)
LSG Hydro Power Limited		1	10	—	(10)
KOEN Bio Co., Ltd.		396	243	320	(40)
KOMIPO Iberian Solar Group, S.L.U.		79,151	66,386	—	(1,601)
Jeongam Wind Power Co., Ltd.		84,363	71,071	5,423	701
KOWEPO Europe B.V.		40,952	1,656	—	551
Yeongdeok Sunrise Wind Power Co., Ltd.		20,479	2	—	(8)
KHNP Spain, S.L.		5	2	—	(2)
KA Power Limited		4,075	—	—	—
Seobusambo highway photovoltaics Co., Ltd.		3,529	912	—	—
Western Power Changgi Solar Co., Ltd. (formerly, Sam-Yang Photovoltaic Power Co., Ltd.)		49,199	44,721	4,727	(249)

(*1)	Financial information of EWP America Inc. includes that of two other subsidiaries, EWP Renewable Corporation, and California Power Holdings, LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of five other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, and UI Carbon-Neutrality Fund.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won
December 31, 2021
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	64,638,690	38,361,337	9,324,391	302,232
Korea South-East Power Co., Ltd.		11,487,325	6,510,826	5,188,856	(58,096)
Korea Midland Power Co., Ltd.		13,761,908	9,912,907	5,353,915	60,737
Korea Western Power Co., Ltd.		10,822,780	7,116,671	4,970,805	(171,562)
Korea Southern Power Co., Ltd.		11,350,984	7,099,881	5,671,989	(113,352)
Korea East-West Power Co., Ltd.		9,895,739	5,163,005	4,743,030	10,872
KEPCO Engineering & Construction Company, Inc.		705,043	191,592	433,127	16,452
KEPCO Plant Service & Engineering Co., Ltd.		1,420,705	311,607	1,375,668	98,132
KEPCO Nuclear Fuel Co., Ltd.		837,249	405,614	323,729	25,799
KEPCO KDN Co., Ltd.		721,634	189,242	673,261	67,244
KEPCO International HongKong Ltd.		128,968	—	—	341
KEPCO International Philippines Inc.		154,317	482	—	8,766
KEPCO Gansu International Ltd.		7,151	559	—	(25)
KEPCO Philippines Holdings Inc.		191,757	128	—	60,192
KEPCO Philippines Corporation		6,122	19	—	(68)
KEPCO Ilijan Corporation		259,069	38,555	60,532	12,981
KEPCO Lebanon SARL		1,729	9,794	—	(86)
KEPCO Neimenggu International Ltd.		241,299	3,106	—	16,762
KEPCO Shanxi International Ltd.		551,407	207,844	—	3,526
KOMIPO Global Pte Ltd.		302,340	1,351	—	11,462
KEPCO Netherlands B.V.		133,610	866	—	5,395
KEPCO Australia Pty., Ltd.		481	11	—	25
KOSEP Australia Pty., Ltd.		44,798	5,561	22,013	8,268
KOMIPO Australia Pty., Ltd.		54,162	5,648	22,013	5,942
KOWEPO Australia Pty., Ltd.		54,564	4,766	22,013	7,387
KOSPO Australia Pty., Ltd.		43,886	4,502	22,013	5,940
KEPCO Middle East Holding Company		104,068	89,756	—	1,144
Qatrana Electric Power Company		480,809	262,725	21,368	19,156
KHNP Canada Energy Ltd.		109,326	25	—	29
KEPCO Bylong Australia Pty., Ltd.		44,319	394,349	—	(37,065)
Korea Waterbury Uranium Limited Partnership		20,920	159	—	(57)
KEPCO Holdings de Mexico		148	27	—	(8)
KST Electric Power Company, S.A.P.I. de C.V.		584,625	435,796	151,467	18,499
KEPCO Energy Service Company		2,500	956	12,070	574
KEPCO Netherlands S3 B.V.		51,045	150	—	3,199
PT. KOMIPO Pembangkitan Jawa Bali		13,499	3,314	18,296	885
PT. Cirebon Power Service		2,545	631	8,664	505
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		33,782	16,298	9,698	816
EWP America Inc. (*1)		46,687	1,278	18,335	6,807
KNF Canada Energy Limited		2,101	17	—	(43)
EWP Barbados 1 SRL		354,024	1,172	2,861	16,168
Gyeonggi Green Energy Co., Ltd.		243,977	224,132	93,794	(5,588)
PT. Tanggamus Electric Power		212,161	167,409	2,903	3,017
Gyeongju Wind Power Co., Ltd.		96,937	60,702	15,289	3,132
KOMIPO America Inc. (*2)		329,986	56,325	1,715	(1,311)
PT. EWP Indonesia		47,031	1,226	—	4,615
KEPCO Netherlands J3 B.V.		151,478	172	—	27,365
Korea Offshore Wind Power Co., Ltd.		359,393	188,507	36,020	3,820
Global One Pioneer B.V.		119	116	—	(132)
Global Energy Pioneer B.V.		293	131	—	(147)
Mira Power Limited		424,183	311,459	70,287	34,018
KOSEP Material Co., Ltd.		3,405	842	4,518	442
Commerce and Industry Energy Co., Ltd.		85,315	35,543	30,531	1,345
KEPCO KPS Philippines Corp.		8,051	3,652	9,768	1,493
KOSPO Chile SpA		142,956	56,688	—	(851)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won
December 31, 2021
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
PT. KOWEPO Sumsel Operation And Maintenance Services	~~W~~	116	259	—	—
Hee Mang Sunlight Power Co., Ltd.		6,242	3,272	499	47
Fujeij Wind Power Company		200,783	169,340	—	14,739
KOSPO Youngnam Power Co., Ltd.		393,745	292,765	318,770	6,339
Chitose Solar Power Plant LLC		125,578	109,470	16,630	1,794
KEPCO Energy Solution Co., Ltd.		317,676	4,938	21,423	3,104
KEPCO Solar Co., Ltd.		231,567	22,229	11,305	2,014
KOSPO Power Services Ltda.		8,007	5,800	21,133	(356)
Energy New Industry Specialized Investment Private Investment Trust (*3)		336,932	28,536	19,405	11,116
KOEN Bylong Pty., Ltd.		8	86	—	—
KOMIPO Bylong Pty., Ltd.		8	86	—	(8)
KOWEPO Bylong Pty., Ltd.		8	86	—	(18)
KOSPO Bylong Pty., Ltd.		73	168	—	(20)
EWP Bylong Pty., Ltd.		8	54	—	—
KOWEPO Lao International		12,974	70	8,543	5,681
KEPCO US Inc.		17,601	—	—	—
KEPCO Alamosa LLC		34,100	297	124	(62)
KEPCO Solar of Alamosa LLC		57,104	41,953	8,008	(742)
KEPCO Mangilao Holdings LLC		28,504	32,501	—	(556)
Mangilao Investment LLC		43,459	29	—	(14)
KEPCO Mangilao Solar, LLC		206,018	166,095	—	(865)
Jeju Hanlim Offshore Wind Co., Ltd.		41,325	5,139	—	(2,893)
PT. Siborpa Eco Power		11,306	—	—	(105)
PT. Korea Energy Indonesia		1,917	215	1,681	37
KOLAT SpA		28,349	849	180	(464)
KEPCO California, LLC		43,732	4,113	1,310	160
KEPCO Mojave Holdings, LLC		95,294	71,358	—	(4,254)
Incheon Fuel Cell Co., Ltd.		259,111	236,901	46,034	962
KOEN Service Co., Ltd.		8,963	6,557	35,190	2,326
KOMIPO Service Co., Ltd.		4,384	4,475	32,323	(96)
KOWEPO Service Co., Ltd.		7,289	5,869	31,700	303
KOSPO Service Co., Ltd.		5,762	4,990	26,257	31
EWP Service Co., Ltd.		5,483	5,455	24,957	14
PT. KOMIPO Energy Indonesia		2,996	395	2,077	106
KNF partners Co., Ltd.		1,800	969	5,664	152
KOSPO USA Inc.		286,081	293	—	968
Nambu USA LLC		277,698	—	—	568
Tamra Offshore Wind Power Co., Ltd.		146,736	106,961	21,731	5,168
KEPCO MCS Co., Ltd.		80,277	39,139	349,116	19,043
KEPCO FMS Co., Ltd.		17,188	15,577	94,210	214
Firstkeepers Co., Ltd.		17,152	16,041	77,189	19
Secutec Co., Ltd.		13,176	10,662	65,963	1,774
SE Green Energy Co., Ltd.		153,105	119,461	38,867	4,025
KEPCO Mangilao America LLC		2,173	1	—	—
Mangilao Intermediate Holdings LLC		220,690	205,421	—	(6,975)
KEPCO CSC Co., Ltd.		8,093	6,799	41,854	(2,101)
KOAK Power Limited		14,363	393	—	(551)
KOMIPO Europe B.V.		70,431	97	402	(503)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won
December 31, 2021
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
Haenanum Energy Fund	~~W~~	7,463	3	40	(74)
Paju Ecoenergy Co., Ltd.		57,795	2,118	15,425	2,234
Guam Ukudu Power LLC		30,133	30,438	—	(2,030)
TS Energy No. 25 Co., Ltd.		353,324	318,977	421	(7,525)
KPS Partners Co., Ltd.		2,809	1,529	9,520	323
KEPCO E&C Service Co., Ltd.		4,054	1,889	15,985	1,242
Moha solar Co., Ltd.		32,808	33,933	48	(706)
Ogiri Solar Power Co., Ltd.		1,041	1	—	9
KHNP USA LLC		766	10	1,001	267
KOMIPO Vanphong Power Service LLC		3,758	860	3,853	958
Energy Innovation Fund I		22,616	3,202	—	(888)
KHNP Chile SpA		5,294	3,879	—	17
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,775	1,632	5	(30)
Yeong Yang Corporation Co., Ltd.		1,776	1,623	9	(19)
SolarVader Co., Ltd.		1,772	1,627	—	(26)
Yeong Yang Innovation Co., Ltd.		1,773	1,622	5	(21)
Yeong Yang Horus Photovoltaic Co., Ltd.		1,771	1,624	9	(24)
Yeong Yang Solar Management Co., Ltd.		1,774	1,625	—	(23)
LSG Hydro Power Limited		1	—	—	—
KOEN Bio Co., Ltd.		394	199	51	(305)
KOMIPO Iberian Solar Group, S.L.U.		70,993	56,707	—	1,354
Jeongam Wind Power Co., Ltd.		86,853	74,267	10,476	1,027
KOWEPO Europe B.V.		39,973	1,449	—	(744)
Yeongdeok Sunrise Wind Power Co., Ltd.		21,252	768	—	(116)
KHNP Spain, S.L.		5	—	—	—

(*1)	Financial information of EWP America Inc. includes that of three other subsidiaries, EWP Renewable Corporation, California Power Holdings, LLC and EWPRC Biomass Holdings, LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of four other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund and BSK E-New Industry Fund X.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries as of June 30, 2022 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Group.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied, or prior written consent of financial institutions is obtained. Group’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Jeongam Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied, and payments to the contracting party may be restricted depending on the financial management priority of the contract. Group’s shares cannot be wholly or partially transferred without prior consent of other stakeholders including shareholders or financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Group.

Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for O&M and renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Korea Offshore Wind Power Co., Ltd.	Principals and interest payments on subordinated loans or dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

(5)	As of June 30, 2022, the Group has following entitlements in relation to its subsidiaries as per its shareholder’s agreements:

Company	Unrecognized Commitments
KOSPO Youngnam Power Co., Ltd.	The Group holds the right to purchase all shares held by the financial investors of KOSPO Youngnam Power Co., Ltd., a subsidiary of the Group, at face value of the issued shares on the 7th and 12th years from the Group’s establishment date.

Jeongam Wind Power Co., Ltd.	When the Group requests other shareholders to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares at fair value.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Group eliminations as of and for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won
June 30, 2022
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	267,494	789,257	289,712	1,059,446	2,405,909
Non-current assets		4,157	667,086	450,114	4,241,659	5,363,016
Current liabilities		(18,595)	(299,793)	(199,430)	(892,925)	(1,410,743)
Non-current liabilities		(2,722)	(29,668)	(20,704)	(2,608,426)	(2,661,520)
Net assets		250,334	1,126,882	519,692	1,799,754	3,696,662
Book value of non-controlling interests		122,664	552,172	176,280	752,232	1,603,348
Sales		22,201	687,212	202,943	714,882	1,627,238
Profit for the period		18,466	44,259	3,457	17,714	83,896
Profit (loss) for the period attributable to non-controlling interests		9,048	21,687	1,173	(3,603)	28,305
Cash flows from operating activities		70,187	7,287	19,123	313,924	410,521
Cash flows from investing activities		18,647	41,149	(14,556)	(204,171)	(158,931)
Cash flows from financing activities before dividends to non-controlling interests		(1,506)	(30,317)	(6,613)	(69,435)	(107,871)
Dividends to non-controlling interests		(1,252)	(26,438)	(3,071)	(2,515)	(33,276)
Effect of exchange rate fluctuation		17,568	721	65	5,294	23,648
Net increase (decrease) of cash and cash equivalents		103,644	(7,598)	(5,052)	43,097	134,091

In millions of won
December 31, 2021
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	234,224	793,995	253,958	1,030,049	2,312,226
Non-current assets		24,845	626,710	451,085	3,829,243	4,931,883
Current liabilities		(30,783)	(265,017)	(183,100)	(599,373)	(1,078,273)
Non-current liabilities		(7,772)	(46,590)	(8,492)	(2,666,345)	(2,729,199)
Net assets		220,514	1,109,098	513,451	1,593,574	3,436,637
Book value of non-controlling interests		108,052	543,458	174,163	717,166	1,542,839
Sales		60,532	1,375,668	433,127	1,277,848	3,147,175
Profit for the year		12,981	98,132	16,452	120,488	248,053
Profit for the year attributable to non-controlling interests		6,361	48,085	5,581	25,803	85,830
Cash flows from operating activities		116,440	133,160	(16,270)	295,532	528,862
Cash flows from investing activities		2,216	(39,444)	19,061	(301,402)	(319,569)
Cash flows from financing activities before dividends to non-controlling interests		(88,927)	(30,599)	(8,467)	125,685	(2,308)
Dividends to non-controlling interests		—	(25,269)	(3,639)	(2,608)	(31,516)
Effect of exchange rate fluctuation		10,683	885	38	7,243	18,849
Net increase (decrease) of cash and cash equivalents		40,412	38,733	(9,277)	124,450	194,318

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i)	Details of goodwill as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Acquisition cost	~~W~~	99,770	105,647
Less: Accumulated impairment		—	—

Carrying book value	~~W~~	99,770	105,647

(ii)	Changes in goodwill for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Beginning		Increase	Decrease	Ending
Acquisition cost	~~W~~	105,647	—	(5,877)	99,770
Less: Accumulated impairment		—	—	—	—

Carrying book value	~~W~~	105,647	—	(5,877)	99,770

In millions of won	December 31, 2021
	Beginning		Increase	Decrease	Ending
Acquisition cost	~~W~~	98,166	7,481	—	105,647
Less: Accumulated impairment		—	—	—	—

Carrying book value	~~W~~	98,166	7,481	—	105,647

(8)	Disposals of subsidiaries

The Group has completed the liquidation process of EWPRC Biomass Holdings, LLC and has disposed of shares of KEPCO Solar of Alamosa LLC during the six-month period ended June 30, 2022. The Group had completed the liquidation process of VI Carbon Professional Private Special Asset Investment Trust 1, KOSEP USA, Inc., and Korea Imouraren Uranium Investment Corp. and had disposed of shares of DG Fairhaven Power, LLC during the year ended December 31, 2021.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won
June 30, 2022
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	1,974,470
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	672,816
Gemeng International Energy Co., Ltd.	Power generation	China	34.00%		413,153	569,587
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	276,767
Korea Power Exchange (*1)	Management of power market and others	Korea	100.00%		127,839	272,554
Indeck Niles Development, LLC	Power generation	USA	50.00%		268,113	318,976
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	251,471
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	133,403
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	125,715
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	118,890
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	113,581
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	110,363
Dongducheon Dream Power Co., Ltd. (*2)	Power generation	Korea	33.61%		148,105	78,474
Nepal Water & Energy Development Company Private Limited (*3)	Construction and operation of utility plant	Nepal	69.06%		70,228	71,900
SPC Power Corporation	Power generation	Philippines	38.00%		20,635	65,596
Korea Electric Power Corporation Fund (*4)	Developing electric enterprises	Korea	98.09%		28,325	34,325
YTN Co., Ltd.	Broadcasting	Korea	21.43%		59,000	52,056
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	41,768
PT. Cirebon Energi Prasarana (*5)	Power generation	Indonesia	10.00%		26,710	59,813
Others (Gwangyang Green Energy Co., Ltd. and 73 others)					300,568	277,416

					3,082,044	5,619,941

<Joint ventures>
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	333,810
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	207,208
Amman Asia Electric Power Company (*6)	Power generation	Jordan	60.00%		111,476	224,605
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	Philippines	75.20%		94,579	193,292
Rabigh Electricity Company	Power generation	Saudi Arabia	40.00%		109,743	196,026
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,573	122,596
Kelar S.A. (*6)	Power generation	Chile	65.00%		78,060	94,132
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	88,581
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	81,958
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	335,720
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	55,867
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		93,113	118,427
Shuweihat Asia Power Investment B.V.	Holding company	Netherlands	49.00%		44,405	60,371
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	53,037
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	48,350
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	42,990
Chile Solar JV SpA	Power generation	Chile	50.00%		37,689	32,776
Others (Dangjin Eco Power Co., Ltd. and 78 others)					830,753	644,417

					2,294,573	2,934,163

				~~W~~	5,376,617	8,554,104

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2022 and December 31, 2021 are as follows, continued:

(*1)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*2)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*3)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*4)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*5)

The effective percentage of ownership is less than 20% but the Group exercises significant influence by participating in making major operating and financial decision. Accordingly, the entity is classified as an associate.

(*6)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2022 and December 31, 2021 are as follows, continued:

In millions of won
December 31, 2021
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	1,815,513
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	661,289
Gemeng International Energy Co., Ltd.	Power generation	China	34.00%		413,153	595,218
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	260,858
Korea Power Exchange (*2)	Management of power market and others	Korea	100.00%		127,839	269,728
Indeck Niles Development, LLC (*3,5)	Power generation	USA	56.25%		268,113	246,273
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	243,772
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	122,786
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	121,969
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	121,955
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	93,074
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	92,441
Dongducheon Dream Power Co., Ltd. (*4)	Power generation	Korea	33.61%		148,105	74,198
Nepal Water & Energy Development Company Private Limited (*5)	Construction and operation of utility plant	Nepal	69.06%		70,228	66,333
SPC Power Corporation	Power generation	Philippines	38.00%		20,635	65,046
Korea Electric Power Corporation Fund (*6)	Developing electric enterprises	Korea	98.09%		48,410	47,983
YTN Co., Ltd.	Broadcasting	Korea	21.43%		59,000	51,828
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	35,077
Others (Gwangyang Green Energy Co., Ltd. and 71 others)					284,984	247,032

					3,059,835	5,232,373

<Joint ventures>
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	294,649
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	204,587
Amman Asia Electric Power Company (*7)	Power generation	Jordan	60.00%		111,476	178,679
KEPCO SPC Power Corporation (*7)	Construction and operation of utility plant	Philippines	75.20%		94,579	198,979
Rabigh Electricity Company	Power generation	Saudi Arabia	40.00%		109,743	143,678
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,535	81,595
Kelar S.A. (*7)	Power generation	Chile	65.00%		78,060	86,695
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		26,892	46,546
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	73,167
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		2,781	—
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	58,231
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		76,916	79,700
Shuweihat Asia Power Investment B.V.	Holding company	Netherlands	49.00%		44,405	37,069
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	47,015
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	44,217
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	37,360
Chile Solar JV SpA	Power generation	Chile	50.00%		37,689	32,457
Others (Dangjin Eco Power Co., Ltd. and 78 others)					824,533	594,387

					2,069,491	2,239,011

				~~W~~	5,129,326	7,471,384

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2022 and December 31, 2021 are as follows, continued:

(*1)	Due to changes in equity, the nominal and effective percentage of ownership are 20.47%.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*3)	According to the shareholders’ agreement, additional investment of 50% of total stake is agreed by March 2022.
(*4)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*6)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*7)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won
Investees	June 30, 2022		December 31, 2021

<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	104,939	115,339
Korea Gas Corporation		747,495	738,990
YTN Co., Ltd.		32,805	26,550
SPC Power Corporation		133,755	203,589
PT. Bayan Resources TBK		4,526,299	1,495,801

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won
June 30, 2022
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,815,513	—	—	(51,559)	180,240	27,778	2,498	1,974,470
PT. Bayan Resources TBK		661,289	—	—	(246,588)	225,526	32,620	(31)	672,816
Gemeng International Energy Co., Ltd.		595,218	—	—	—	(44,509)	18,878	—	569,587
Goseong Green Power Co., Ltd.		260,858	—	—	—	15,909	—	—	276,767
Korea Power Exchange		269,728	—	—	—	2,977	—	(151)	272,554
Indeck Niles Development, LLC		246,273	—	—	—	32,954	39,749	—	318,976
GS Donghae Electric Power Co., Ltd.		243,772	—	—	—	7,699	—	—	251,471
S-Power Co., Ltd.		122,786	—	—	—	10,617	—	—	133,403
PT. Cirebon Electric Power		121,969	—	—	(6,103)	(1,466)	604	10,711	125,715
Hyundai Green Power Co., Ltd.		121,955	—	—	(4,009)	938	1,346	(1,340)	118,890
Shin Pyeongtaek Power Co., Ltd.		93,074	—	—	—	20,491	—	16	113,581
Xe-Pian Xe-Namnoy Power Co., Ltd.		92,441	—	—	—	6,896	11,026	—	110,363
Dongducheon Dream Power Co., Ltd.		74,198	—	—	—	4,260	—	16	78,474
Nepal Water & Energy Development Company Private Limited		66,333	—	—	—	(339)	5,906	—	71,900
SPC Power Corporation		65,046	—	—	(2,690)	(138)	3,380	(2)	65,596
Korea Electric Power Corporation Fund		47,983	—	(20,085)	—	6,978	(551)	—	34,325
YTN Co., Ltd.		51,828	—	—	(450)	716	(28)	(10)	52,056
PT Wampu Electric Power		35,077	—	—	—	1,342	2,008	3,341	41,768
PT. Cirebon Energi Prasarana		—	24,052	—	—	30,223	—	5,538	59,813
Others (Gwangyang Green Energy Co., Ltd. and 73 others)		247,032	15,594	(15)	(8,839)	15,808	(1,883)	9,719	277,416

		5,232,373	39,646	(20,100)	(320,238)	517,122	140,833	30,305	5,619,941

<Joint ventures>
Jamaica Public Service Company Limited		294,649	—	—	—	11,889	27,272	—	333,810
Datang Chifeng Renewable Power Co., Ltd.		204,587	—	—	—	(3,428)	6,049	—	207,208
Amman Asia Electric Power Company		178,679	—	—	—	9,853	36,073	—	224,605
KEPCO SPC Power Corporation		198,979	—	—	(11,491)	6,545	(741)	—	193,292
Rabigh Electricity Company		143,678	—	—	(10,935)	17,724	45,559	—	196,026
PT Barito Wahana Tenaga		81,595	39	—	—	4,229	36,733	—	122,596
Kelar S.A.		86,695	—	—	—	(4,206)	3,808	7,835	94,132
PT. Tanjung Power Indonesia		46,546	30,147	—	(6,109)	2,640	15,975	(618)	88,581
RE Holiday Holdings LLC		73,167	—	—	(1,562)	(112)	10,465	—	81,958
Nghi Son 2 Power LLC		—	172,480	—	—	33,458	129,782	—	335,720
Solar Philippines Calatagan Corporation		58,231	—	—	(1,707)	3,015	(3,672)	—	55,867
OneEnergy Asia Limited		79,700	16,197	—	—	(27,805)	50,335	—	118,427
Shuweihat Asia Power Investment B.V.		37,069	—	—	(1,933)	(1,193)	26,428	—	60,371
RE Pioneer Holdings LLC		47,015	—	—	(315)	(880)	7,217	—	53,037
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		44,217	—	—	(1,164)	3,583	1,714	—	48,350
South Jamaica Power Company Limited		37,360	—	—	—	2,141	3,489	—	42,990
Chile Solar JV SpA		32,457	—	—	—	94	225	—	32,776
Others (Dangjin Eco Power Co., Ltd. and 79 others)		594,387	21,392	(14,798)	(7,772)	34,082	17,094	32	644,417

		2,239,011	240,255	(14,798)	(42,988)	91,629	413,805	7,249	2,934,163

	~~W~~	7,471,384	279,901	(34,898)	(363,226)	608,751	554,638	37,554	8,554,104

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won
December 31, 2021
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,647,325	—	—	—	209,357	13,017	(54,186)	1,815,513
PT. Bayan Resources TBK		425,234	—	—	(68,666)	267,874	36,885	(38)	661,289
Gemeng International Energy Co., Ltd.		679,708	—	—	(11,886)	(154,930)	82,326	—	595,218
Goseong Green Power Co., Ltd.		2,186	259,840	—	—	(1,168)	—	—	260,858
Korea Power Exchange		269,122	—	—	—	(10)	—	616	269,728
Indeck Niles Development, LLC		20,627	222,551	—	—	(13,160)	6,652	9,603	246,273
GS Donghae Electric Power Co., Ltd.		244,426	—	—	(15,640)	14,972	—	14	243,772
S-Power Co., Ltd.		110,292	—	—	—	12,437	57	—	122,786
PT. Cirebon Electric Power		117,811	—	—	(18,253)	10,679	1,396	10,336	121,969
Hyundai Green Power Co., Ltd.		132,774	—	—	(8,888)	(562)	(1,346)	(23)	121,955
Shin Pyeongtaek Power Co., Ltd.		69,591	—	—	—	23,476	—	7	93,074
Xe-Pian Xe-Namnoy Power Co., Ltd.		64,570	—	—	—	19,306	8,565	—	92,441
Dongducheon Dream Power Co., Ltd.		80,637	—	—	—	(6,439)	—	—	74,198
Nepal Water & Energy Development Company Private Limited		42,677	19,960	—	—	(616)	4,312	—	66,333
SPC Power Corporation		69,912	—	—	(20,468)	5,311	10,291	—	65,046
Korea Electric Power Corporation Fund		41,926	—	(3,090)	—	9,065	82	—	47,983
YTN Co., Ltd.		40,549	—	—	(270)	11,192	22	335	51,828
PT Wampu Electric Power		27,865	—	—	—	3,196	1,355	2,661	35,077
Others (Gwangyang Green Energy Co., Ltd. and 73 others)		163,555	66,302	(394)	(4,324)	7,143	(1,863)	16,613	247,032

		4,250,787	568,653	(3,484)	(148,395)	417,123	161,751	(14,062)	5,232,373

<Joint ventures>
Jamaica Public Service Company Limited		266,221	—	—	(4,578)	12,963	23,820	(3,777)	294,649
Datang Chifeng Renewable Power Co., Ltd.		188,478	—	—	(14,191)	9,342	20,958	—	204,587
Amman Asia Electric Power Company		161,253	—	—	(27,428)	18,487	26,367	—	178,679
KEPCO SPC Power Corporation		201,663	—	—	(35,763)	37,073	(3,994)	—	198,979
Rabigh Electricity Company		97,157	—	—	(7,221)	17,896	35,846	—	143,678
PT Barito Wahana Tenaga		63,029	140	—	—	4,194	14,232	—	81,595
Kelar S.A.		71,449	—	—	—	2,121	6,416	6,709	86,695
PT. Tanjung Power Indonesia		33,063	—	—	—	5,027	9,029	(573)	46,546
RE Holiday Holdings LLC		68,809	—	—	(9,577)	6,299	7,636	—	73,167
Nghi Son 2 Power LLC		—	—	—	—	—	—	—	—
Solar Philippines Calatagan Corporation		49,017	—	—	(5,961)	5,961	9,214	—	58,231
OneEnergy Asia Limited		56,654	20,262	—	—	(1,138)	3,922	—	79,700
Shuweihat Asia Power Investment B.V.		13,264	—	—	(2,467)	4,564	21,708	—	37,069
RE Pioneer Holdings LLC		49,639	—	—	(14,199)	5,556	6,019	—	47,015
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		42,530	—	—	(2,884)	1,562	3,009	—	44,217
South Jamaica Power Company Limited		31,897	—	—	—	2,515	2,949	(1)	37,360
Chile Solar JV SpA		34,883	—	—	—	831	(3,257)	—	32,457
Others (Dangjin Eco Power Co., Ltd. and 80 others)		490,740	114,557	(11,710)	(15,578)	6,680	6,431	3,267	594,387

		1,919,746	134,959	(11,710)	(139,847)	139,933	190,305	5,625	2,239,011

	~~W~~	6,170,533	703,612	(15,194)	(288,242)	557,056	352,056	(8,437)	7,471,384

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won
June 30, 2022
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation (*)	~~W~~	45,106,351	35,211,506	22,832,411	880,508
PT. Bayan Resources TBK		3,282,611	989,358	2,472,066	1,275,042
Gemeng International Energy Co., Ltd.		8,414,180	6,334,107	1,408,502	(96,080)
Gosung Green Power Co., Ltd.		5,491,708	4,514,746	912,365	42,978
Korea Power Exchange		361,568	89,014	57,123	2,316
Indeck Niles Development, LLC		1,238,637	793,692	—	1,215
GS Donghae Electric Power Co., Ltd.		2,089,695	1,350,074	517,881	22,644
S-Power Co., Ltd.		864,236	589,235	568,777	21,557
PT. Cirebon Electric Power		678,618	221,472	86,628	(5,618)
Hyundai Green Power Co., Ltd.		786,776	376,810	49,366	2,101
Shin Pyeongtaek Power Co., Ltd.		1,117,049	803,059	474,767	50,754
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,400,214	954,630	86,884	27,648
Dongducheon Dream Power Co., Ltd.		1,455,016	1,184,248	887,774	11,769
Nepal Water & Energy Development Company Private Limited		203,583	100,883	14,354	(518)
SPC Power Corporation		248,960	27,015	37,634	10,929
Korea Electric Power Corporation Fund		35,295	306	7,053	6,847
YTN Co., Ltd.		348,944	106,015	72,241	3,181
PT Wampu Electric Power		224,281	133,481	10,323	5,043
PT. Cirebon Energi Prasarana		3,288,487	2,690,357	155,827	34,103

<Joint ventures>
Jamaica Public Service Company Limited		2,368,222	1,567,636	697,161	29,990
Datang Chifeng Renewable Power Co., Ltd.		860,387	342,368	69,972	27,198
Amman Asia Electric Power Company		797,018	422,677	12,373	16,441
KEPCO SPC Power Corporation		289,726	32,688	108,730	16,764
Rabigh Electricity Company		2,584,623	1,959,792	155,702	37,228
PT Barito Wahana Tenaga		400,479	—	—	19,671
Kelar S.A.		686,316	546,082	40,520	(10,997)
PT. Tanjung Power Indonesia		762,382	509,293	46,586	7,876
RE Holiday Holdings LLC		353,518	189,602	3,885	(2,275)
Nghi Son 2 Power LLC		3,541,206	2,869,767	253,230	66,915
Solar Philippines Calatagan Corporation		117,932	42,869	9,746	5,976
OneEnergy Asia Limited		752,806	520,519	—	(5,153)
Shuweihat Asia Power Investment B.V.		123,206	—	—	(5,691)
RE Pioneer Holdings LLC		267,403	161,330	3,823	(957)
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		189,965	69,090	15,513	4,035
South Jamaica Power Company Limited		527,592	312,630	142,772	10,915
Chile Solar JV SpA		121,241	55,690	2,413	(335)

(*)	The profit for the six-month period ended June 30, 2022 is reduced by the associate entity’s net income attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won
December 31, 2021
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Korea Gas Corporation (*)	~~W~~	43,669,902	34,550,567	27,520,756	950,757
PT. Bayan Resources TBK		2,884,474	743,452	3,264,057	1,456,893
Gemeng International Energy Co., Ltd.		8,151,333	5,976,164	2,511,377	(404,570)
Gosung Green Power Co., Ltd.		5,412,537	4,509,791	740,028	51,450
Korea Power Exchange		331,640	61,912	110,075	492
Indeck Niles Development, LLC		1,051,557	729,078	—	(25,184)
GS Donghae Electric Power Co., Ltd.		2,149,060	1,432,083	760,323	44,035
S-Power Co., Ltd.		856,963	603,519	608,259	24,998
PT. Cirebon Electric Power		697,614	254,089	273,650	39,965
Hyundai Green Power Co., Ltd.		812,287	391,754	101,818	(280)
Shin Pyeongtaek Power Co., Ltd.		1,028,028	764,551	653,117	57,202
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,321,406	947,430	161,686	76,996
Dongducheon Dream Power Co., Ltd.		1,398,244	1,139,521	750,127	(16,685)
Nepal Water & Energy Development Company Private Limited		153,184	58,545	—	(642)
SPC Power Corporation		242,058	18,535	54,042	35,441
Korea Electric Power Corporation Fund		49,150	237	9,773	9,534
YTN Co., Ltd.		367,950	126,062	137,439	51,044
PT Wampu Electric Power		209,172	132,917	20,294	7,102

<Joint ventures>
Jamaica Public Service Company Limited		2,174,800	1,469,297	1,113,943	41,277
Datang Chifeng Renewable Power Co., Ltd.		827,213	315,746	120,989	24,398
Amman Asia Electric Power Company		731,745	433,946	17,753	30,815
KEPCO SPC Power Corporation		290,981	26,381	181,443	49,499
Rabigh Electricity Company		2,410,335	1,910,203	266,822	34,268
PT Barito Wahana Tenaga		266,584	39	—	25,839
Kelar S.A.		655,236	526,063	84,504	3,641
PT. Tanjung Power Indonesia		713,715	580,727	89,491	14,511
RE Holiday Holdings LLC		335,130	188,796	19,724	10,897
Nghi Son 2 Power LLC		2,982,805	3,020,684	548,027	84,276
Solar Philippines Calatagan Corporation		117,324	46,759	19,418	11,782
OneEnergy Asia Limited		136,247	777	—	(2,844)
Shuweihat Asia Power Investment B.V.		75,652	—	—	23,905
RE Pioneer Holdings LLC		220,390	126,361	12,925	9,307
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		198,437	87,895	29,094	3,905
South Jamaica Power Company Limited		474,664	287,852	224,159	5,743
Chile Solar JV SpA		68,445	3,531	3,060	1,408

(*)	The profit for the year ended December 31, 2021 is reduced by the associate entity’s net income (loss) attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won
June 30, 2022
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	9,894,845	20.47%	2,025,475	—	—	(51,005)	1,974,470
PT. Bayan Resources TBK		2,293,253	20.00%	458,651	290,545	—	(76,380)	672,816
Gemeng International Energy Co., Ltd.		2,080,073	34.00%	707,225	—	—	(137,638)	569,587
Gosung Green Power Co., Ltd.		976,963	29.00%	283,319	—	(6,552)	—	276,767
Korea Power Exchange		272,554	100.00%	272,554	—	—	—	272,554
Indeck Niles Development, LLC		444,945	50.00%	222,473	—	—	96,503	318,976
GS Donghae Electric Power Co., Ltd.		739,621	34.00%	251,471	—	—	—	251,471
S-Power Co., Ltd.		275,001	49.00%	134,750	—	(1,347)	—	133,403
PT. Cirebon Electric Power		457,146	27.50%	125,715	—	—	—	125,715
Hyundai Green Power Co., Ltd.		409,966	29.00%	118,890	—	—	—	118,890
Shin Pyeongtaek Power Co., Ltd.		313,990	40.00%	125,596	3,559	(15,574)	—	113,581
Xe-Pian Xe-Namnoy Power Co., Ltd.		445,584	25.00%	111,396	305	(1,049)	(289)	110,363
Dongducheon Dream Power Co., Ltd.		270,768	34.01%	92,088	1,757	(2,789)	(12,582)	78,474
Nepal Water & Energy Development Company Private Limited		102,700	69.06%	70,928	972	—	—	71,900
SPC Power Corporation		221,945	38.00%	84,339	—	—	(18,743)	65,596
Korea Electric Power Corporation Fund		34,989	98.09%	34,321	—	—	4	34,325
YTN Co., Ltd.		242,929	21.43%	52,056	—	—	—	52,056
PT Wampu Electric Power		90,800	46.00%	41,768	—	—	—	41,768
PT. Cirebon Energi Prasarana		598,130	10.00%	59,813	—	—	—	59,813

<Joint ventures>
Jamaica Public Service Company Limited		800,586	40.00%	320,234	29,357	—	(15,781)	333,810
Datang Chifeng Renewable Power Co., Ltd.		518,019	40.00%	207,208	—	—	—	207,208
Amman Asia Electric Power Company		374,341	60.00%	224,605	—	—	—	224,605
KEPCO SPC Power Corporation		257,038	75.20%	193,292	—	—	—	193,292
Rabigh Electricity Company		624,831	40.00%	249,932	—	(53,102)	(804)	196,026
PT Barito Wahana Tenaga		400,479	30.61%	122,596	—	—	—	122,596
Kelar S.A.		140,234	65.00%	91,152	2,980	—	—	94,132
PT. Tanjung Power Indonesia		253,089	35.00%	88,581	—	—	—	88,581
RE Holiday Holdings LLC		163,916	50.00%	81,958	—	—	—	81,958
Nghi Son 2 Power LLC		671,439	50.00%	335,720	—	—	—	335,720
Solar Philippines Calatagan Corporation		75,063	38.00%	28,524	—	—	27,343	55,867
OneEnergy Asia Limited		232,287	40.00%	92,916	25,511	—	—	118,427
Shuweihat Asia Power Investment B.V.		123,206	49.00%	60,371	—	—	—	60,371
RE Pioneer Holdings LLC		106,074	50.00%	53,037	—	—	—	53,037
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		120,875	40.00%	48,350	—	—	—	48,350
South Jamaica Power Company Limited		214,963	20.00%	42,993	—	—	(3)	42,990
Chile Solar JV SpA		65,551	50.00%	32,776	—	—	—	32,776

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of June 30, 2022 and December 31, 2021 are as follows, continued:

In millions of won
December 31, 2021
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	9,119,335	20.47%	1,866,728	—	—	(51,215)	1,815,513
PT. Bayan Resources TBK		2,141,022	20.00%	428,204	309,464	—	(76,379)	661,289
Gemeng International Energy Co., Ltd.		2,175,169	34.00%	739,557	—	—	(144,339)	595,218
Gosung Green Power Co., Ltd.		902,746	29.00%	261,796	—	(938)	—	260,858
Korea Power Exchange		269,728	100.00%	269,728	—	—	—	269,728
Indeck Niles Development, LLC		322,479	56.25%	181,395	64,878	—	—	246,273
GS Donghae Electric Power Co., Ltd.		716,977	34.00%	243,772	—	—	—	243,772
S-Power Co., Ltd.		253,444	49.00%	124,188	—	(1,402)	—	122,786
PT. Cirebon Electric Power		443,525	27.50%	121,969	—	—	—	121,969
Hyundai Green Power Co., Ltd.		420,533	29.00%	121,955	—	—	—	121,955
Shin Pyeongtaek Power Co., Ltd.		263,477	40.00%	105,391	3,559	(15,876)	—	93,074
Xe-Pian Xe-Namnoy Power Co., Ltd.		373,976	25.00%	93,494	305	(1,069)	(289)	92,441
Dongducheon Dream Power Co., Ltd.		258,723	34.01%	87,992	1,757	(2,969)	(12,582)	74,198
Nepal Water & Energy Development Company Private Limited		94,639	69.06%	65,361	972	—	—	66,333
SPC Power Corporation		223,523	38.00%	84,939	—	—	(19,893)	65,046
Korea Electric Power Corporation Fund		48,913	98.09%	47,979	—	—	4	47,983
YTN Co., Ltd.		241,863	21.43%	51,828	—	—	—	51,828
PT Wampu Electric Power		76,255	46.00%	35,077	—	—	—	35,077

<Joint ventures>
Jamaica Public Service Company Limited		705,503	40.00%	282,201	29,357	—	(16,909)	294,649
Datang Chifeng Renewable Power Co., Ltd.		511,467	40.00%	204,587	—	—	—	204,587
Amman Asia Electric Power Company		297,799	60.00%	178,679	—	—	—	178,679
KEPCO SPC Power Corporation		264,600	75.20%	198,979	—	—	—	198,979
Rabigh Electricity Company		500,132	40.00%	200,053	—	(55,571)	(804)	143,678
PT Barito Wahana Tenaga		266,545	30.61%	81,595	—	—	—	81,595
Kelar S.A.		129,173	65.00%	83,962	2,733	—	—	86,695
PT. Tanjung Power Indonesia		132,988	35.00%	46,546	—	—	—	46,546
RE Holiday Holdings LLC		146,334	50.00%	73,167	—	—	—	73,167
Nghi Son 2 Power LLC		(37,879)	50.00%	(18,940)	—	—	18,940	—
Solar Philippines Calatagan Corporation		70,565	38.00%	26,815	—	—	31,416	58,231
OneEnergy Asia Limited		135,470	40.00%	54,188	25,512	—	—	79,700
Shuweihat Asia Power Investment B.V.		75,652	49.00%	37,069	—	—	—	37,069
RE Pioneer Holdings LLC		94,029	50.00%	47,015	—	—	—	47,015
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		110,542	40.00%	44,217	—	—	—	44,217
South Jamaica Power Company Limited		186,812	20.00%	37,362	—	—	(2)	37,360
Chile Solar JV SpA		64,914	50.00%	32,457	—	—	—	32,457

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)

As of June 30, 2022 and December 31, 2021, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	June 30, 2022			December 31, 2021
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Eurasia Energy Holdings	~~W~~	17	207	15	190
Gunsan Bio Energy Co., Ltd.		67	3,931	282	3,864
Daehan Wind Power PSC		—	—	(3,855)	—
Dayone Energy Co., Ltd.		126	23,578	(1,244)	23,452
Nghi Son 2 Power LLC		(18,940)	—	(114,340)	18,940
Samcheok Eco Materials Co., Ltd.		198	660	(323)	462
Naepo Green Energy Co., Ltd.		1,795	9,542	5,469	7,747
Barakah One Company		30,147	72,983	(26,502)	42,836
Pioneer Gas Power Limited		15,615	53,244	21,691	37,629
Incheon New Power Co., Ltd.		(60)	103	(31)	163
Bigeum Resident Photovoltaic Power Co., Ltd.		143	441	182	298
KAPES, Inc.		347	3,862	317	3,515
Chester Solar IV SpA		154	175	21	21

(7)	As of June 30, 2022, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd. issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Group provided a performance guarantee on this agreement.

(ii)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iii)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation. The Group is under agreement of O&M with the entity. Pursuant to the agreement, the Group guarantees a certain level of utilization rate and it is obligated to pay the penalty in the event of suspension in power generating.

(iv)	Daeryun Power Co., Ltd.

The Group reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

(v)	Daegu Green Power Co., Ltd.

The Group has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investors at the yield-based transfer amount agreed with the shareholders. The Group can exercise its right 5, 10 and 13 years after the date of the investment. The Group has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co. at the yield-based transfer amount agreed with the shareholders.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of June 30, 2022, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(vi)	Yeonggwang Wind Power Co., Ltd.

In case the Group intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Group.

(vii)	Chester Solar I SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(viii)	Chester Solar IV SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(ix)	Chester Solar V SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(x)	Diego de Almagro Solar SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xi)	Laurel SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xii)	Samcheok Eco Materials Co., Ltd.

For Samcheok Eco Materials Co., Ltd., ordinary shareholders have the right to buy the shares of preferred shareholders if preferred shareholders intend to sell their preferred stock until December 26, 2023, and ordinary shareholders shall guarantee the investment principle of preferred shareholders.

(xiii)	Hyundai Green Power Co., Ltd.

As of June 30, 2022, the Group has call option against the financial investors (IBK and others) and also has an obligation to sell its shares in Hyundai Green Power Co., Ltd. when claimed by the financial investors at certain period of time in the future. Also, at certain period of time in the future, the Group has put option against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Group”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares upon request from Hyundai Steel Group.

(xiv)	Kosture Co., Ltd.

The Group acquires the shares with the settled amount of coal provided to Kosture Co., Ltd. every year until completion of the subscription set forth in the shareholders’ agreement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of June 30, 2022, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(xv)	Omisan Wind Power Co., Ltd.

When the Group requests Unison Co., Ltd. to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares or transfer them to others at fair value.

(xvi)	Changjuk Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Changjuk Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(xvii)	Geumsungsan Wind Power Co., Ltd.

The Group has a right to purchase shares owned by Daemyung Energy Co., Ltd., within the range of 18%, for 3 years after the commencement of the operation.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates and joint ventures as of June 30, 2022 are as follows:

Company	Nature and extent of any significant restrictions

Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of the stakeholders.

Daeryun Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the majority of major stakeholders.

KNH Solar Co., Ltd.	Principals and interests on subordinated loans or dividends to shareholders cannot be paid without written consent of financial institutions. Also, shares cannot be wholly or partially transferred without the consent of other shareholders.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Naepo Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Solaseado Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

KPGE Inc.	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar Spa	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Shinho Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the collateralized debt is fully repaid.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of June 30, 2022 are as follows, continued:

Company	Nature and extent of any significant restrictions

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

DE Energia SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when prior written consent of financial institutions is obtained.

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Omisan Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, either of Omisan Wind Power Co., Ltd. and Unison Co., Ltd. shall not transfer their shares to others wholly or partially until 4 years have passed from the completion of power complex without the written consent from the other party. In case the shares of each party becomes less than 10% of outstanding shares after the transfer, it also requires the written consent from the other party.

Yangyang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Industrial Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Kosture Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Geumsungsan Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred for 3 years after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

Daewon Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Cheongju Eco Park Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied, or permitted by related financing contracts, or prior written consent of financial institutions is obtained.

Goheung New Energy Co., Ltd.	Payment of dividends or repayment of loans such as subordinated loans to the investors can only be made when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,139,619	(23,473)	—	(28,467)	14,087,679
Buildings		23,261,993	(49,653)	(10,486,257)	(6,604)	12,719,479
Structures		80,055,854	(168,050)	(31,340,654)	(6,721)	48,540,429
Machinery		102,166,615	(134,937)	(51,436,143)	(512,425)	50,083,110
Ships		17,265	—	(2,896)	—	14,369
Vehicles		387,194	(1,515)	(297,595)	(116)	87,968
Equipment		2,062,956	(605)	(1,650,888)	(42)	411,421
Tools		1,281,486	(52)	(1,106,713)	(6)	174,715
Construction-in-progress		32,769,282	(134,566)	—	(157,530)	32,477,186
Right-of-use assets		7,900,631	—	(4,026,616)	—	3,874,015
Asset retirement costs		14,404,625	—	(5,742,125)	(146,423)	8,516,077
Others		15,119,371	—	(12,595,436)	—	2,523,935

	~~W~~	293,566,891	(512,851)	(118,685,323)	(858,334)	173,510,383

In millions of won	December 31, 2021
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,135,452	(23,474)	—	(27,487)	14,084,491
Buildings		22,974,569	(52,122)	(10,041,270)	(7,073)	12,874,104
Structures		78,474,620	(172,021)	(30,171,363)	(13,205)	48,118,031
Machinery		101,052,961	(140,082)	(48,791,577)	(514,991)	51,606,311
Ships		2,068	—	(1,891)	—	177
Vehicles		371,207	(1,675)	(281,833)	(117)	87,582
Equipment		1,989,115	(149)	(1,591,890)	(42)	397,034
Tools		1,256,189	(64)	(1,073,086)	(38)	183,001
Construction-in-progress		30,313,624	(111,822)	—	(157,530)	30,044,272
Right-of-use assets		7,848,138	—	(3,788,741)	—	4,059,397
Asset retirement costs		14,348,920	—	(5,277,109)	(146,423)	8,925,388
Others		14,852,245	—	(12,106,384)	—	2,745,861

	~~W~~	287,619,108	(501,409)	(113,125,144)	(866,906)	173,125,649

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Beginning balance		Acquisition	Disposal	Depreciation	Others	Ending balance
Land	~~W~~	14,107,965	2,369	(39,300)	(41)	40,159	14,111,152
(Government grants)		(23,474)	—	1	—	—	(23,473)
Buildings		12,926,226	1,315	(10,149)	(451,508)	303,248	12,769,132
(Government grants)		(52,122)	—	—	2,612	(143)	(49,653)
Structures		48,290,052	1,154	(142,886)	(1,304,005)	1,864,164	48,708,479
(Government grants)		(172,021)	—	536	4,768	(1,333)	(168,050)
Machinery		51,746,393	145,328	(105,910)	(2,923,333)	1,355,569	50,218,047
(Government grants)		(140,082)	—	184	8,675	(3,714)	(134,937)
Ships		177	—	—	(161)	14,353	14,369
Vehicles		89,257	349	(2)	(19,704)	19,583	89,483
(Government grants)		(1,675)	—	—	293	(133)	(1,515)
Equipment		397,183	33,757	(50)	(98,796)	79,932	412,026
(Government grants)		(149)	—	—	54	(510)	(605)
Tools		183,065	9,954	(318)	(38,930)	20,996	174,767
(Government grants)		(64)	—	—	12	—	(52)
Construction-in-progress		30,156,094	5,807,570	—	—	(3,351,912)	32,611,752
(Government grants)		(111,822)	6,326	—	—	(29,070)	(134,566)
Right-of-use assets		4,059,397	94,849	(274)	(270,472)	(9,485)	3,874,015
Asset retirement costs		8,925,388	—	—	(560,279)	150,968	8,516,077
Others		2,745,861	2,374	(18,608)	(516,805)	311,113	2,523,935

	~~W~~	173,125,649	6,105,345	(316,776)	(6,167,620)	763,785	173,510,383

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won	December 31, 2021
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	13,943,326	9,561	(54,447)	—	—	209,525	14,107,965
(Government grants)		(23,475)	—	1	—	—	—	(23,474)
Buildings		12,616,532	9,036	(19,974)	(889,539)	—	1,210,171	12,926,226
(Government grants)		(57,231)	—	—	5,174	—	(65)	(52,122)
Structures		46,258,855	630	(319,287)	(2,582,488)	(741)	4,933,083	48,290,052
(Government grants)		(180,009)	—	1,811	9,517	—	(3,340)	(172,021)
Machinery		50,038,787	268,126	(135,803)	(5,759,155)	—	7,334,438	51,746,393
(Government grants)		(157,785)	—	531	17,519	—	(347)	(140,082)
Ships		255	—	—	(103)	—	25	177
Vehicles		78,983	4,807	(4,298)	(37,980)	—	47,745	89,257
(Government grants)		(632)	(26)	—	460	—	(1,477)	(1,675)
Equipment		407,843	54,875	(667)	(184,007)	—	119,139	397,183
(Government grants)		(227)	—	—	95	—	(17)	(149)
Tools		192,387	19,389	(89)	(81,984)	—	53,362	183,065
(Government grants)		(239)	—	—	209	—	(34)	(64)
Construction-in-progress		30,963,725	12,175,384	(66,965)	—	(3,315)	(12,912,735)	30,156,094
(Government grants)		(79,126)	5,027	—	—	—	(37,723)	(111,822)
Right-of-use assets		4,542,166	78,213	(11,787)	(558,565)	—	9,370	4,059,397
Asset retirement costs		7,413,171	92	(209)	(844,518)	—	2,356,852	8,925,388
Others		2,752,081	5,311	(2,332)	(869,310)	—	860,111	2,745,861

	~~W~~	168,709,387	12,630,425	(613,515)	(11,774,675)	(4,056)	4,178,083	173,125,649

(3)

The Group has recognized ~~W~~1,075 million of revenues and ~~W~~12,573 million of related expenses for the six-month period ended June 30, 2022 in relation to the proceeds from selling the goods produced before using in the manner intended by management.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

19.	Investment Properties

(1)	Investment properties as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	194,547	—	—	194,547
Buildings		20,003	(23)	(6,268)	13,712

	~~W~~	214,550	(23)	(6,268)	208,259

In millions of won	December 31, 2021
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	201,605	—	—	201,605
Buildings		19,543	(30)	(8,334)	11,179

	~~W~~	221,148	(30)	(8,334)	212,784

(2)	Changes in investment properties for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	201,605	—	(7,058)	194,547
Buildings		11,209	(226)	2,752	13,735
(Government grants)		(30)	—	7	(23)

	~~W~~	212,784	(226)	(4,299)	208,259

In millions of won	December 31, 2021
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	200,391	—	1,214	201,605
Buildings		24,833	(1,387)	(12,237)	11,209
(Government grants)		(29)	1	(2)	(30)

	~~W~~	225,195	(1,386)	(11,025)	212,784

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the three and six-month period ended June 30, 2022 and 2021 are as follows:

In millions of won	June 30, 2022			June 30, 2021
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Rental income	~~W~~	2,426	4,963	2,480	4,814
Operating and maintenance expenses related to rental income		(154)	(255)	(363)	(725)

	~~W~~	2,272	4,708	2,117	4,089

(4)	Fair value of investment properties as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022			December 31, 2021
	Book value		Fair value	Book value	Fair value
Land	~~W~~	194,547	289,842	201,605	268,702
Buildings		13,712	15,229	11,179	13,636

	~~W~~	208,259	305,071	212,784	282,338

The Group determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Group. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the KIFRS transition date (January 1, 2010).

(5)	All of the Group’s investment properties are held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

20.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	2,783,935	145,689	(429,459)	2,500,165

(*)

For the six-month period ended June 30, 2022, the increased balance of contracts from new orders is ~~W~~226,616 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~80,927 million.

In millions of won	December 31, 2021
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	3,152,725	386,208	(754,998)	2,783,935

(*)

For the year ended December 31, 2021, the increased balance of contracts from new orders is ~~W~~458,635 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~72,427 million.

(2)	Accumulated earned revenue, expense and others related to the Group’s construction contracts in progress as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	22,357,078	21,198,163	1,158,915	32,168

In millions of won	December 31, 2021
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	22,051,129	20,967,097	1,084,032	23,238

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

20.	Construction Contracts, Continued

(3)	Gross amount due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract work as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022			December 31, 2021
	Contract assets (*1)		Contract liabilities (*2)	Contract assets (*1)	Contract liabilities (*2)
Nuclear power plant construction in UAE and others	~~W~~	188,949	24,018	82,306	5,330

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)

Included in non-financial liabilities as advance received in the consolidated statements of financial position. The revenue recognized on June 30, 2022 from the amounts included in contract liabilities at the end of the prior year is ~~W~~3,217 million.

(4)

The contract with BOC (purchaser) states that disclosure of information related to UAE nuclear power plant construction projects such as contract date, contractual completion date, completion progress, unbilled construction, impairment losses, etc. are not allowed without consent from the purchaser. BOC did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that BOC may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the consolidated financial statements.

(5)

Operating segments information related to the contracts for which the Group recognizes revenue based on the percentage-of-completion on a cost-based input method for the six-month period ended June 30, 2022 are as follows:

In millions of won	June 30, 2022
	Effect from changes in accounting estimates							Contract assets from construction contracts		Trade receivables from construction contracts
	Expected loss on construction contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Changes in estimated total contract cossts	Revenue recognized from performance obligations satisfied in previous periods	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Transmission and distribution	~~W~~	—	21,198	2,098	19,100	57,292	—	81,643	—	103,940	—
Plant maintenance & engineering service		2,454	2,193	(44,762)	46,955	18,627	7,045	78,032	7	38,828	6,049
Others		—	—	—	—	—	—	29,273	—	—	—

	~~W~~	2,454	23,391	(42,664)	66,055	75,919	7,045	188,948	7	142,768	6,049

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	934,912	(71)	(753,890)	(20)	180,931
Copyrights, patents rights and other industrial rights		103,907	—	(63,537)	(9,178)	31,192
Mining rights		647,259	—	(45,772)	(559,477)	42,010
Development expenditures		945,739	(3,423)	(869,936)	—	72,380
Intangible assets under development		72,392	(1,817)	—	(8,903)	61,672
Usage rights of donated assets and others		592,840	—	(429,441)	—	163,399
Leasehold rights		28,185	—	(22,816)	—	5,369
Greenhouse gas emissions rights		71,124	—	—	—	71,124
Others		541,440	(69)	(165,509)	(11,995)	363,867

	~~W~~	3,937,798	(5,380)	(2,350,901)	(589,573)	991,944

In millions of won	December 31, 2021
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	867,185	(91)	(704,589)	—	162,505
Copyrights, patents rights and other industrial rights		103,428	—	(59,063)	(9,178)	35,187
Mining rights		623,122	—	(39,803)	(541,417)	41,902
Development expenditures		978,768	(3,820)	(905,805)	(19)	69,124
Intangible assets under development		94,275	(7,326)	—	(12,845)	74,104
Usage rights of donated assets and others		592,870	—	(423,087)	—	169,783
Leasehold rights		28,185	—	(22,337)	—	5,848
Greenhouse gas emissions rights		78,137	—	—	—	78,137
Others		574,957	(71)	(155,404)	(11,995)	407,487

	~~W~~	3,940,927	(11,308)	(2,310,088)	(575,454)	1,044,077

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	162,596	9,312	(52)	(38,710)	—	47,856	181,002
(Government grants)		(91)	—	—	27	—	(7)	(71)
Copyrights, patents rights and other industrial rights		35,187	105	(1)	(3,857)	—	(242)	31,192
Mining rights		41,902	1,579	—	(2,404)	—	933	42,010
Development expenditures		72,944	—	—	(13,273)	—	16,132	75,803
(Government grants)		(3,820)	—	—	715	—	(318)	(3,423)
Intangible assets under development		81,430	15,686	—	—	(14)	(33,613)	63,489
(Government grants)		(7,326)	—	—	—	—	5,509	(1,817)
Usage rights of donated assets and others		169,783	—	—	(5,836)	—	(548)	163,399
Leasehold rights		5,848	—	—	(479)	—	—	5,369
Greenhouse gas emissions rights		78,137	51,165	—	—	—	(58,178)	71,124
Others		407,558	1,332	(79)	(13,817)	—	(31,058)	363,936
(Government grants)		(71)	—	—	2	—	—	(69)

	~~W~~	1,044,077	79,179	(132)	(77,632)	(14)	(53,534)	991,944

In millions of won	December 31, 2021
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	152,163	18,834	(1)	(77,881)	—	69,481	162,596
(Government grants)		(136)	—	—	64	—	(19)	(91)
Copyrights, patents rights and other industrial rights		42,916	166	(131)	(7,771)	—	7	35,187
Mining rights		42,390	1,022	—	(3,526)	—	2,016	41,902
Development expenditures		95,166	309	—	(37,033)	—	14,502	72,944
(Government grants)		(5,043)	—	—	1,439	—	(216)	(3,820)
Intangible assets under development		67,018	51,988	—	—	—	(37,576)	81,430
(Government grants)		(7,203)	—	—	—	—	(123)	(7,326)
Usage rights of donated assets and others		184,475	—	—	(13,594)	—	(1,098)	169,783
Leasehold rights		6,340	—	—	(834)	—	342	5,848
Greenhouse gas emissions rights		61,373	78,091	—	(31)	—	(61,296)	78,137
Others		416,346	2,229	—	(26,998)	14	15,967	407,558
(Government grants)		(75)	—	—	4	—	—	(71)

	~~W~~	1,055,730	152,639	(132)	(166,161)	14	1,987	1,044,077

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won and thousands of Australian dollars
June 30, 2022
Type	Description	Currency	Amount	Remaining useful lives
Software	ORACLE license for SDIS integrated DB	KRW	6,313	3 years and 10 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	617	3 months
	Contributions to ARP NRC DC	KRW	22,958	5 years and 6 months
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	20,041	4 years and 5 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	8,435	8 years
Others	Occupancy and use of public waters	KRW	78,918	14 years and 7 months
	Greenhouse gas emissions rights	KRW	71,124	—
	Business rights	KRW	157,586	27 years and 5 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

In millions of won and thousands of Australian dollars
December 31, 2021
Type	Description	Currency	Amount	Remaining useful lives
Software	DAS MS-SQL CORE license	KRW	3,817	2 years and 8 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	1,851	9 months
	Contributions to ARP NRC DC	KRW	25,045	6 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	22,310	4 years and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	8,962	8 years and 6 months
Others	Occupancy and use of public waters	KRW	81,623	15 years and 1 month
	Greenhouse gas emissions rights	KRW	78,137	—
	Business rights	KRW	160,459	27 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For the six-month periods ended June 30, 2022 and 2021, the Group recognized research and development expenses of ~~W~~313,469 million and ~~W~~312,070 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

22.	Trade and Other Payables

Trade and other payables as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	5,403,328	—	4,780,260	—
Non-trade payables		1,628,040	2,136,809	1,536,976	2,032,260
Accrued expenses		1,607,857	7,895	1,174,765	8,095
Leasehold deposits received		1,680	741	1,699	741
Other deposits received		71,586	68,601	72,063	68,050
Lease liabilities		626,165	3,823,960	583,558	3,826,945
Dividends payable		4,435	—	4,105	—
Others (*)		—	67,222	—	60,407

	~~W~~	9,343,091	6,105,228	8,153,426	5,996,498

(*)	Details of others as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	3,477	—	3,477
Others		—	63,745	—	56,930

	~~W~~	—	67,222	—	60,407

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Current liabilities
Short-term borrowings	~~W~~	4,869,200	2,920,563
Current portion of long-term borrowings		3,509,038	1,463,703
Current portion of debt securities		9,610,845	9,652,986
Less: Current portion of discount on long-term borrowings		(2,027)	(2,048)
Less: Current portion of discount on debt securities		(3,345)	(5,370)

		17,983,711	14,029,834

Non-current liabilities
Long-term borrowings		2,397,668	2,278,481
Debt securities		79,082,139	64,385,784
Less: Discount on long-term borrowings		(14,512)	(12,857)
Less: Discount on debt securities		(172,557)	(152,760)
Add: Premium on debt securities		865	1,031

		81,293,603	66,499,679

	~~W~~	99,277,314	80,529,513

(2)	Repayment schedule of borrowings and debt securities as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won
June 30, 2022
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	8,378,238	9,610,845
1~ 5 years		963,140	48,638,229
Over 5 years		1,434,528	30,443,910

	~~W~~	10,775,906	88,692,984

In millions of won
December 31, 2021
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	4,384,266	9,652,986
1~ 5 years		1,013,500	34,156,038
Over 5 years		1,264,981	30,229,746

	~~W~~	6,662,747	74,038,770

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2022
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	DB financial investment and others	1.95~4.60	2022.07.12 ~ 2022.12.31		—	~~W~~	2,371,011
Local short-term borrowings	Nonghyup Bank and others	3M CD + 1.11~1.14	2023.05.25 ~ 2023.05.26		—		1,500,000
Foreign short-term borrowings	Shinhan Bank and others	0.37~0.54	2022.07.18 ~ 2022.08.10	USD	74,767		96,667
Foreign short-term borrowings	Korea Development Bank and others	SOFR(1M) + 0.11~1.25 SOFR(3M) + 0.26~1.72	2022.07.21	USD	134,547		173,956
Foreign short-term borrowings	Shinhan Bank and others	0.71~3.21	2022.07.08 ~ 2022.12.27	USD	452,188		584,632
Foreign short-term borrowings	Societe Generale	—	2022.07.05	EUR	88,985		120,134
Local bank overdraft	Nonghyup Bank	3.48	2022.07.04		—		22,800

						~~W~~	4,869,200

In millions of won and thousands of foreign currencies
December 31, 2021
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	DB financial investment and others	1.96~4.60	2022.01.07 ~ 2022.12.31		—	~~W~~	2,030,886
Electronic short-term bonds	BNK Securities and others	1.35~1.77	2022.01.21 ~ 2022.02.08		—		100,000
Foreign short-term borrowings	Shinhan Bank and others	0.34~0.45	2022.01.04 ~ 2022.03.30	USD	157,533		186,755
Foreign short-term borrowings	Korea Development Bank and others	1M Libor + 1.25	2022.04.29	USD	173,042		205,142
Foreign short-term borrowings	Shinhan Bank and others	0.57~0.80	2022.06.17 ~ 2022.08.31	USD	78,319		92,847
Foreign short-term borrowings	Credit Agricole and others	0.04	2022.06.28	EUR	72,199		96,915
Local bank overdraft	Korea Development Bank and others	1.73~2.25	2022.01.07 ~ 2022.02.26		—		208,018

						~~W~~	2,920,563

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2022
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2023~2044	—	~~W~~	2,321
	Facility	2.50~4.60	2022~2028	—		33,943
	Facility	CB rate+0.90	2029	—		9,985
	Operating funds	1yr KoFC bond rate + 0.81~0.91	2023~2024	—		54,300
Hana Bank and others	Commercial Paper	3M CD+0.13~0.68	2022~2027	—		3,150,000
	Facility	4.60	2028	—		8,901
	Facility	3yr KTB rate-1.25	2022~2028	—		4,153
Export-Import Bank of Korea	Project loans	1.50	2026	—		11,785
	Facility	1.32	2028	—		32,000
	Operating funds	1.78	2023	—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025	—		7,989
	Facility	3yr KTB rate-2.25	2022~2024	—		730
	Project loans	—	2023~2027	—		1,197
	Others	1.75	2028	—		4,531
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		20,340
	Commercial Paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		81,567
	Others	Standard overdraft rate+1.00	2034	—		81,567
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79	2022~2031	—		53,202
Others	Facility	2.80~6.80	2022~2039	—		700,919
	Facility	CB rate+1.10 3M CD+1.60	2028~2036	—		54,013
	PF Refinancing	CB rate+1.25 1.75~3.60	2029~2035	—		127,221
	PF Refinancing	3.80~5.00	2032~2034	—		46,500
	Others	4.40~7.90	2038~2039	—		87,745
	Others	1.80~5.80	2031~2044	—		52,228

						4,792,837

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744		11,305
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD 86,485		111,816
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD 96,729		176,390
	PF Loan	6M Libor+1.70~2.50	2032	USD 100,304		129,683
POSCO and others	Shareholder’s loan	8.00	2025	USD 11,426		14,772
	Shareholder’s loan	8.00	2031	JOD 4,853		8,850
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY 4,787,963		45,316
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY 2,613,385		24,734
KiwoomSolar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 42,985		58,033
IFC and others	Others	6M Libor+5.00	2031	USD 222,587		287,783
Federal Financing Bank and others	PF Loan	6.00	2038	USD 59,738		77,234
Others	Others	—	—	USD 129,905		167,953

						1,113,869

						5,906,706
Less: Discount on long-term borrowings						(16,539)
Less: Current portion of long-term borrowings						(3,509,038)
Add: Current portion of discount on long-term borrowings						2,027

					~~W~~	2,383,156

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of June 30, 2022 and December 31, 2021 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2021
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2023~2044	—	~~W~~	2,509
	Facility	2.50~4.60	2022~2028	—		39,430
	Operating funds	2.33	2022	—		20,000
	Operating funds	1yr KoFC bond rate + 0.81~0.95	2022~2023	—		64,300
Hana Bank	Commercial Paper	3M CD+0.13~0.43	2022~2025	—		1,050,000
	Facility	4.60	2028	—		9,647
	Facility	3yr KTB rate-1.25	2022~2028	—		4,485
IBK	PF Refinancing	CD+1.25	2030	—		8,589
Export-Import Bank of Korea	Project loans	1.50	2026	—		13,258
	Facility	1.32	2028	—		32,000
	Operating funds	1.78	2023	—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025	—		8,971
	Facility	3yr KTB rate-2.25	2022~2024	—		995
	Project loans	—	2023	—		1,197
	Others	1.75	2028	—		4,893
Shinhan Bank and others	Facility	CB rate+1.10	2028	—		14,470
	Commercial Paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		84,179
	Others	Standard overdraft rate+1.00	2034	—		84,179
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79	2022~2031	—		59,333
Others	Facility	2.80~6.80	2024~2039	—		620,185
	Facility	CB rate+0.90~1.10 3M CD+1.60 3.37	2028~2037	—		171,733
	PF Refinancing	3.80~5.00	2030~2034	—		71,742
	PF Refinancing	1.75	2029	—		22,265
	Others	4.40~7.90	2022~2038	—		116,367
	Others	1.80~4.50	2031~2034	—		49,928

						2,720,355

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744		10,366
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD 89,823		106,485
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD 107,868		180,363
	PF Loan	6M Libor+1.70~2.50	2032	USD 103,340		122,509
POSCO and others	Shareholder’s loan	8.00	2025	USD 11,953		14,171
	Shareholder’s loan	8.00	2031	JOD 4,853		8,114
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY 5,144,387		53,000
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY 2,820,708		29,060
KiwoomSolar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 36,311		48,741
IFC and others	Others	6M Libor+5.00	2031	USD 230,018		272,686
Federal Financing Bank and others	PF Loan	2.39~6.00	2031~2038	USD 94,135		111,597
Others	Others	—	—	USD 54,607		64,737

						1,021,829

						3,742,184
Less: Discount on long-term borrowings						(14,905)
Less: Current portion of long-term borrowings						(1,463,703)
Add: Current portion of discount on long-term borrowings						2,048

					~~W~~	2,265,624

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	June 30, 2022		December 31, 2021
Electricity Bonds	2012.01.26~2022.06.29	2022.07.05~2052.04.21	1.02~4.48	~~W~~	45,940,000	34,080,000
Corporate Bonds (*)	2009.10.16~2022.06.22	2022.07.07~2052.06.22	1.00~6.00		28,572,366	28,194,472
Corporate Bonds	2021.05.26	2041.05.25	1.75		1,010	—

					74,513,376	62,274,472
Less: Discount on local debt securities					(55,363)	(52,723)
Less: Current portion of local debt securities					(7,841,969)	(7,432,647)
Add: Current portion of discount on local debt securities					2,345	2,510

				~~W~~	66,618,389	54,791,612

(*)

Among the corporate bonds, each holder of Hee Mang Sunlight Power Co., Ltd.’s private equity bonds, amounting to ~~W~~1,691 million, may exercise the early redemption rights on the 5th year (March 31, 2021) from the date of issuance of the bonds and every year on March 31 thereafter, until the year before the redemption date.

(6)	Foreign debt securities as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2022
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	~~W~~	360,333
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		406,898
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		370,959
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		969,674
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		129,290
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		387,870
FY-17	2017.07.25	2027.07.25	3.13	USD 300,000		387,870
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		54,000
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		56,840
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		271,871
FY-18	2018.06.07~2018.07.25	2023.06.07~2023.07.25	3.75~3.88	USD 1,400,000		1,810,060
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		270,806
FY-19	2019.06.24	2024.06.24	2.50	USD 500,000		646,450
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF 300,000		406,209
FY-19	2019.07.22	2022.07.22	2.38	USD 300,000		387,870
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD 300,000		266,856
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 360,899		466,607
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		387,870
FY-20	2020.05.06	2025.05.06	3.60	USD 500,000		646,450
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		646,450
FY-20	2020.08.03	2026.02.03	1.00	USD 300,000		387,870
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		581,805
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		646,450
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		387,870
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		387,870
FY-22	2022.04.21	2027.04.21	3.63	USD 300,000		387,870
FY-22	2022.05.06	2025.05.06	1.75	USD 500,000		646,450
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD 800,000		1,034,320
FY-22	2022.06.28	2025.06.28	4.13	USD 300,000		387,870

						14,179,608
Less: Discount on foreign debt securities						(120,539)
Add: Premium on foreign debt securities						865
Less: Current portion of foreign debt securities						(1,768,876)
Add: Current portion of discount on foreign debt securities						1,000

					~~W~~	12,292,058

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of June 30, 2022 and December 31, 2021 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2021
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	~~W~~	330,400
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		373,097
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		340,144
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		889,125
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		118,550
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		355,650
FY-17	2017.06.19~2017.07.25	2022.06.19~2027.07.25	2.63~3.13	USD 800,000		948,400
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		53,694
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		58,968
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		250,850
FY-18	2018.06.07~2018.07.25	2023.06.07~2023.07.25	3.75~3.88	USD 1,400,000		1,659,700
FY-19	2019.01.22~2019.06.24	2022.01.22~2024.06.24	2.50~3.38	USD 800,000		948,400
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		259,494
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF 300,000		389,241
FY-19	2019.07.22	2022.07.22	2.38	USD 300,000		355,650
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD 300,000		257,667
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 371,947		440,943
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		355,650
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		592,750
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		592,750
FY-20	2020.08.03	2026.02.03	0.61	USD 300,000		355,650
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		533,475
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		592,750
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		355,650
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		355,650
						11,764,298
Less: Discount on foreign debt securities						(105,407)
Add: Premium on foreign debt securities						1,031
Less: Current portion of foreign debt securities						(2,220,339)
Add: Current portion of discount on foreign debt securities						2,860

					~~W~~	9,442,443

(7)	Changes in borrowings and debt securities for the six-month periods ended June 30, 2022 and 2021 are as follows:

In millions of won	June 30, 2022		June 30, 2021
Beginning balance	~~W~~	80,529,513	69,724,581
Cash flow		17,660,538	3,678,242
Effect of exchange rate fluctuations		1,106,835	447,654
Others		(19,572)	80,992

Ending balance	~~W~~	99,277,314	73,931,469

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

24.	Lease

1)	Group as a lessee

(1)	Lease contracts

The Group applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ~~W~~124,338 million and ~~W~~56,952 million respectively, as expense for the six-month periods ended June 30, 2022 and 2021. The Group also applies the leases of low-value assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e., approximately less than ~~W~~5 million), and recognized ~~W~~972 million and ~~W~~836 million respectively, as expense for the six-month periods ended June 30, 2022 and 2021. The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	814,473	(192,276)	622,197
Buildings		120,429	(48,002)	72,427
Structures		28,884	(5,944)	22,940
Machinery		1,642	(823)	819
Ships		4,167,438	(1,359,958)	2,807,480
Vehicles		36,498	(21,249)	15,249
Others (*)		2,731,267	(2,398,364)	332,903

	~~W~~	7,900,631	(4,026,616)	3,874,015

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

In millions of won	December 31, 2021
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	814,795	(162,000)	652,795
Buildings		106,823	(43,939)	62,884
Structures		26,374	(5,226)	21,148
Machinery		1,308	(743)	565
Ships		4,217,735	(1,188,516)	3,029,219
Vehicles		30,375	(16,757)	13,618
Others (*)		2,650,728	(2,371,560)	279,168

	~~W~~	7,848,138	(3,788,741)	4,059,397

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

24.	Lease, Continued

(3)	Changes in right-of-use assets for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	652,795	886	(30,750)	—	(734)	622,197
Buildings		62,884	18,610	(12,747)	(272)	3,952	72,427
Structures		21,148	2,609	(817)	—	—	22,940
Machinery		565	334	(80)	—	—	819
Ships		3,029,219	—	(199,039)	—	(22,700)	2,807,480
Vehicles		13,618	8,286	(4,426)	(2)	(2,227)	15,249
Others		279,168	64,124	(22,613)	—	12,224	332,903

	~~W~~	4,059,397	94,849	(270,472)	(274)	(9,485)	3,874,015

In millions of won	December 31, 2021
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	706,579	7,312	(57,231)	—	(3,865)	652,795
Buildings		47,222	22,336	(25,780)	(1,469)	20,575	62,884
Structures		20,486	2,198	(1,536)	—	—	21,148
Machinery		695	—	(130)	—	—	565
Ships		3,437,363	9,694	(411,291)	—	(6,547)	3,029,219
Vehicles		13,525	9,583	(8,162)	(7)	(1,321)	13,618
Others		316,296	27,090	(54,435)	(10,311)	528	279,168

	~~W~~	4,542,166	78,213	(558,565)	(11,787)	9,370	4,059,397

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

24.	Lease, Continued

(4)	Lease liabilities as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Less than 1 year	~~W~~	656,648	620,121
1 ~ 5 years		2,162,259	2,158,145
More than 5 years		2,166,565	2,150,722

		4,985,472	4,928,988
Less: Discount		(535,347)	(518,485)

Present value of lease payment	~~W~~	4,450,125	4,410,503

(5)	The details of the liquidity classification of lease liabilities as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Current lease liabilities	~~W~~	626,165	583,558
Non-current lease liabilities		3,823,960	3,826,945

	~~W~~	4,450,125	4,410,503

(6)	Changes in lease liabilities for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	4,410,503	91,310	(359,319)	46,981	260,650	4,450,125

In millions of won	December 31, 2021
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	4,621,096	73,090	(665,687)	93,651	288,353	4,410,503

(*)	Including translation effect of foreign currency lease liabilities and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

24.	Lease, Continued

(7)	Details of expense relating to lease contracts as lessee for the three and six-month periods ended June 30, 2022 and 2021 are as follows:

In millions of won	June 30, 2022			June 30, 2021
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Depreciation of right-of-use assets	~~W~~	135,429	270,472	142,679	289,691
Interest expenses of lease liabilities		24,617	46,981	23,513	47,047
Lease expenses for short-term leases		68,517	124,338	51,035	56,952
Lease expenses for leases of low-value assets		468	972	413	836
Variable lease payments		14,353	54,695	6,865	10,596

	~~W~~	243,384	497,458	224,505	405,122

(8)

The total cash outflow related to the lease contracts, including cash outflows due to short-term leases and leases of low-value asset, amounts to ~~W~~539,325 million and ~~W~~437,478 million, for the six-month periods ended June 30, 2022 and 2021, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

24.	Lease, Continued

2)	Group as a lessor

(1)	Finance lease contracts

The Group entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25-year lease term, and an 89.1MW level Fujeij wind power plant over a 20-year lease term. Also, the Group has provided fly-ash pipe conduit as finance leases with an average lease term of 7 years. In addition, the Group provides 26 energy storage system installation projects and 129 energy efficiency contracts as finance leases with a lease term of 2 to 11 years. Also, the Group entered into a PPA with the Comission Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease for the three and six-month periods ended June 30 2022 and 2021 are as follows:

In millions of won	June 30, 2022			June 30, 2021
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Finance income on the net investment in the lease	~~W~~	30,784	60,388	27,459	55,627

(3)	Maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Less than 1 year	~~W~~	189,135	172,528
1 ~ 2 years		174,982	163,937
2 ~ 3 years		171,027	158,933
3 ~ 4 years		167,701	156,450
4 ~ 5 years		171,459	155,068
More than 5 years		1,645,650	1,588,403

		2,519,954	2,395,319
Less: Unearned finance income		(1,242,838)	(1,194,627)

Net investment in the lease (*)	~~W~~	1,277,116	1,200,692

(*)	Including the present value of unguaranteed residual value amounting to ~~W~~22,337 million and ~~W~~19,574 million, as of June 30, 2022 and December 31, 2021, respectively.

The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 0.00% up to 17.10% per year as of June 30, 2022. (prior year : 0.00% ~ 16.83%)

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the six-month periods ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Beginning balance	~~W~~	768	990
Bad debt expense		226	—
Reversal of allowance of doubtful accounts		—	(222)

Ending balance	~~W~~	994	768

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

25.	Employment Benefits

(1)	Employment benefit obligations as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Net defined benefit asset	~~W~~	64,704	20,871
Net defined benefit obligations		1,335,436	1,675,741
Other long-term employee benefit obligations		2,951	3,417

(2)	Principal assumptions used for actuarial valuation as of June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022	December 31, 2021
Discount rate	4.17% ~ 4.21%	2.51% ~ 2.60%
Future salary and benefit levels	4.28%	4.28%
Weighted average duration	9.12 years	10.39 years

(3)	Details of expense relating to defined benefit plans for the three and six-month periods ended June 30, 2022 and 2021 are as follows:

In millions of won	June 30, 2022			June 30, 2021
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Current service cost	~~W~~	120,927	241,512	127,820	256,449
Interest cost		28,207	55,656	22,302	44,108
Expected return on plan assets		(17,472)	(35,136)	(12,765)	(25,661)

	~~W~~	131,662	262,032	137,357	274,896

Expenses described above are recognized in those items below in the consolidated financial statements.

In millions of won	June 30, 2022			June 30, 2021
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Cost of sales	~~W~~	98,423	195,791	101,719	203,557
Selling and administrative expenses		19,727	39,243	21,666	43,380
Others (Construction-in-progress and others)		13,512	26,998	13,972	27,959

	~~W~~	131,662	262,032	137,357	274,896

In addition, for the six-month periods ended June 30, 2022 and 2021, employee benefit obligations expenses of ~~W~~51,203 million and ~~W~~33,380 million, respectively, are recognized as cost of sales, and ~~W~~12,548 million and ~~W~~5,615million, respectively, are recognized as selling and administrative expenses, and ~~W~~7,018 million and ~~W~~6,026 million, respectively, are recognized as construction-in-progress and others, relates to the Group’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Present value of defined benefit obligation from funded plans	~~W~~	4,104,336	4,564,417
Fair value of plan assets		(2,833,604)	(2,909,547)

Net liabilities incurred from defined benefit plans	~~W~~	1,270,732	1,654,870

(5)	Changes in the present value of defined benefit obligations for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Beginning balance	~~W~~	4,564,417	4,570,614
Current service cost		241,512	524,942
Interest cost		55,656	91,877
Remeasurement component		(556,712)	(345,755)
Past service cost		—	5,483
Actual payments		(200,599)	(282,794)
Others		62	50

Ending balance	~~W~~	4,104,336	4,564,417

(6)	Changes in the fair value of plan assets for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Beginning balance	~~W~~	2,909,547	2,670,832
Expected return		35,136	52,782
Remeasurement component		(7,588)	(8,457)
Contributions by the employers		70	317,707
Actual payments		(103,561)	(123,317)

Ending balance	~~W~~	2,833,604	2,909,547

In addition, gain on accumulated remeasurement component amounting to ~~W~~318,886 million and gain on accumulated remeasurement component amounting to ~~W~~98,844 million have been recognized as other comprehensive income or loss for the six-month period ended June 30, 2022 and for the year ended December 31, 2021, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Equity instruments	~~W~~	266,886	344,002
Debt instruments		741,516	744,167
Bank deposits		499,783	407,809
Others		1,325,419	1,413,569

	~~W~~	2,833,604	2,909,547

For the six-month period ended June 30, 2022 and for the year ended December 31, 2021, actual returns on plan assets amounted to ~~W~~27,548 million and ~~W~~44,325 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Actuarial gain from changes in financial assumptions	~~W~~	(667,032)	(258,194)
Experience adjustments, etc.		110,320	(87,561)
Expected return		7,588	8,457

	~~W~~	(549,124)	(337,298)

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

26.	Provisions

(1)	Provisions as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	1,109,762	—	1,048,939	—

Litigation
Litigation provisions		26,514	72,939	26,269	88,449

Decommissioning cost
Nuclear plants		—	19,651,541	—	19,461,461
Spent fuel		580,275	846,004	457,466	893,196
Radioactive waste		106,217	1,724,929	137,342	1,695,193
PCBs		—	98,354	—	103,665
Other recovery provisions		—	30,852	—	30,231

Others
Power plant regional support program		176,945	—	146,588	—
Transmission regional support program		177,057	—	250,288	—
Provisions for financial guarantee		23,849	53,499	21,032	59,809
Provisions for greenhouse gas emissions obligations		344,718	—	655,544	—
Others		135,663	111,602	102,408	169,420

	~~W~~	2,681,000	22,589,720	2,845,876	22,501,424

(2)	Changes in provisions for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,048,939	528,427	(467,606)	—	2	1,109,762

Litigation
Litigation provisions		114,718	22,099	(35,317)	(2,047)	—	99,453

Decommissioning cost
Nuclear plants		19,461,461	216,069	(25,989)	—	—	19,651,541
Spent fuel		1,350,662	212,476	(136,859)	—	—	1,426,279
Radioactive waste		1,832,535	46,200	(47,589)	—	—	1,831,146
PCBs		103,665	975	(6,286)	—	—	98,354
Other recovery provisions		30,231	1,381	(54)	(767)	61	30,852

Others
Power plant regional support program		146,588	52,470	(22,113)	—	—	176,945
Transmission regional support program		250,288	5,686	(78,917)	—	—	177,057
Provisions for financial guarantee		80,841	749	(3,549)	(693)	—	77,348
Provisions for RPS		—	264,401	(258,147)	(6,254)	—	—
Provisions for greenhouse gas emissions obligations		655,544	104,761	(343,216)	(72,371)	—	344,718
Others		271,828	4,888	(23,239)	(6,709)	497	247,265

	~~W~~	25,347,300	1,460,582	(1,448,881)	(88,841)	560	25,270,720

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows, continued:

In millions of won	December 31, 2021
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,024,574	1,048,569	(1,024,212)	—	8	1,048,939

Litigation
Litigation provisions		113,002	67,443	(44,446)	(15,763)	(5,518)	114,718

Decommissioning cost
Nuclear plants		16,974,884	2,545,803	(59,226)	—	—	19,461,461
Spent fuel		1,354,001	452,063	(455,402)	—	—	1,350,662
Radioactive waste		1,891,613	3,862	(51,666)	(11,274)	—	1,832,535
PCBs		119,019	2,182	(17,408)	(128)	—	103,665
Other recovery provisions		25,840	553	(169)	—	4,007	30,231

Others
Power plant regional support program		144,272	49,596	(47,280)	—	—	146,588
Transmission regional support program		96,895	306,409	(153,016)	—	—	250,288
Provisions for financial guarantee		66,354	85,355	(72,109)	—	1,241	80,841
Provisions for RPS		9,126	445,402	(430,344)	(24,184)	—	—
Provisions for greenhouse gas emissions obligations		393,121	547,911	(235,469)	(2,174)	(47,845)	655,544
Others		314,535	104,416	(95,541)	(40,139)	(11,443)	271,828

	~~W~~	22,527,236	5,659,564	(2,686,288)	(93,662)	(59,550)	25,347,300

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

27.	Government Grants

(1)	Government grants as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Land	~~W~~	(23,473)	(23,474)
Buildings		(49,653)	(52,122)
Structures		(168,050)	(172,021)
Machinery		(134,937)	(140,082)
Vehicles		(1,515)	(1,675)
Equipment		(605)	(149)
Tools		(52)	(64)
Construction-in-progress		(134,566)	(111,822)
Investment properties		(23)	(30)
Software		(71)	(91)
Development expenditures		(3,423)	(3,820)
Intangible assets under development		(1,817)	(7,326)
Other intangible assets		(69)	(71)

	~~W~~	(518,254)	(512,747)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(29,128)	—	—	—	29,128	—
Land		(23,474)	—	—	—	1	—	(23,473)
Buildings		(52,122)	—	—	2,612	—	(143)	(49,653)
Structures		(172,021)	—	—	4,768	536	(1,333)	(168,050)
Machinery		(140,082)	—	—	8,675	184	(3,714)	(134,937)
Vehicles		(1,675)	—	—	293	—	(133)	(1,515)
Equipment		(149)	—	—	54	—	(510)	(605)
Tools		(64)	—	—	12	—	—	(52)
Construction-in-progress		(111,822)	—	6,326	—	—	(29,070)	(134,566)
Investment properties		(30)	—	—	—	—	7	(23)
Software		(91)	—	—	27	—	(7)	(71)
Development expenditures		(3,820)	—	—	715	—	(318)	(3,423)
Intangible assets under development		(7,326)	—	—	—	—	5,509	(1,817)
Other intangible assets		(71)	—	—	2	—	—	(69)

	~~W~~	(512,747)	(29,128)	6,326	17,158	721	(584)	(518,254)

In millions of won	December 31, 2021
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(37,920)	—	—	—	37,920	—
Land		(23,475)	—	—	—	1	—	(23,474)
Buildings		(57,231)	—	—	5,174	—	(65)	(52,122)
Structures		(180,009)	—	—	9,517	1,811	(3,340)	(172,021)
Machinery		(157,785)	—	—	17,519	531	(347)	(140,082)
Vehicles		(632)	—	(26)	460	—	(1,477)	(1,675)
Equipment		(227)	—	—	95	—	(17)	(149)
Tools		(239)	—	—	209	—	(34)	(64)
Construction-in-progress		(79,126)	—	5,027	—	—	(37,723)	(111,822)
Investment properties		(29)	—	—	1	—	(2)	(30)
Software		(136)	—	—	64	—	(19)	(91)
Development expenditures		(5,043)	—	—	1,439	—	(216)	(3,820)
Intangible assets under development		(7,203)	—	—	—	—	(123)	(7,326)
Other intangible assets		(75)	—	—	4	—	—	(71)

	~~W~~	(511,210)	(37,920)	5,001	34,482	2,343	(5,443)	(512,747)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

28.	Deferred Revenue

Deferred revenue for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows which are included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	June 30, 2022		December 31, 2021
Beginning balance	~~W~~	10,356,555	9,868,189
Increase		723,494	1,149,578
Recognized as revenue		(351,527)	(661,212)

Ending balance	~~W~~	10,728,522	10,356,555

29.	Non-financial Liabilities

Non-financial liabilities as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Advance received	~~W~~	4,256,924	343,813	4,157,916	398,056
Unearned revenue		45,012	6,915	40,187	6,517
Deferred revenue		648,226	10,080,296	659,397	9,697,158
Withholdings		369,601	5,661	345,892	5,171
Others		1,452,473	94,528	1,262,941	109,462

	~~W~~	6,772,236	10,531,213	6,466,333	10,216,364

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

30.	Contributed Capital

(1)	Details of share capital as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won except share information
	June 30, 2022
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information
	December 31, 2021
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in number of floating capital stock for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

Number of shares	June 30, 2022	December 31, 2021
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		27,782,969	33,282,817
Retained earnings before appropriations		5,408,294	10,365,123

Retained earnings	~~W~~	34,796,173	45,252,850

(*)

The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		21,965,520	27,465,368
Reserve for equalizing dividends		210,000	210,000

	~~W~~	27,782,969	33,282,817

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Beginning balance	~~W~~	45,252,850	51,133,601
Loss for the year attributed to owners of the controlling company		(10,790,049)	(5,309,187)
Changes in equity method retained earnings		2,368	3,609
Remeasurements of defined benefit liability, net of tax		330,850	201,067
Transfer of gain or loss on valuation of financial assets at FVOCI		—	4,388
Dividends paid		—	(780,628)
Issuance of shares of capital by subsidiaries and others		154	—

Ending balance	~~W~~	34,796,173	45,252,850

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077		—	—

In millions of won	December 31, 2021
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	1,216	780,628

(5)	Changes in retained earnings of investments in associates and joint ventures for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Beginning balance	~~W~~	3,970	361
Changes		2,368	3,609

Ending balance	~~W~~	6,338	3,970

(6)	Changes in remeasurement components related to defined benefit liability for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Beginning balance	~~W~~	98,844	(169,234)
Changes		531,269	327,957
Income tax effect		(200,419)	(126,890)
Transfer to reserve for business expansion		(110,808)	67,011

Ending balance	~~W~~	318,886	98,844

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

32.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interests) as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	June 30, 2022		December 31, 2021
Korea South-East Power Co., Ltd.	1st hybrid bond	2012.12.07	2042.12.06	4.38	~~W~~	170,000	170,000
Korea South-East Power Co., Ltd.	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(1,090)	(1,090)

					~~W~~	398,910	398,910

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds.

As these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Group’s consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

33.	Other Components of Equity

(1)	Other components of equity as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Other capital surplus	~~W~~	1,231,091	1,231,109
Accumulated other comprehensive income (loss)		444,559	(57,632)
Other equity		13,294,973	13,294,973

	~~W~~	14,970,623	14,468,450

(2)	Changes in other capital surplus for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022				December 31, 2021
	Gains on disposal of treasury stocks		Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	843,585	1,231,109	387,524	836,581	1,224,105
Changes in consolidation scope		—	(551)	(551)	—	43	43
Issuance of share capital of subsidiary and others		—	1,048	1,048	—	(491)	(491)
Others		—	(515)	(515)	—	7,452	7,452

Ending balance	~~W~~	387,524	843,567	1,231,091	387,524	843,585	1,231,109

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Financial assets at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(46,498)	311,252	(325,170)	2,784	(57,632)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(20,442)	—	—	—	(20,442)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	463,454	—	—	463,454
Foreign currency translation of foreign operations, net of tax		—	—	69,936	—	69,936
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(10,757)	(10,757)

Ending balance	~~W~~	(66,940)	774,706	(255,234)	(7,973)	444,559

In millions of won	December 31, 2021
	Financial assets at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(101,132)	10,091	(340,930)	22,394	(409,577)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		59,022	—	—	—	59,022
Shares in other comprehensive income of associates and joint ventures, net of tax		—	301,161	—	—	301,161
Foreign currency translation of foreign operations, net of tax		—	—	15,760	—	15,760
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(19,610)	(19,610)

Others		(4,388)	—	—	—	(4,388)

Ending balance	~~W~~	(46,498)	311,252	(325,170)	2,784	(57,632)

(4)	Other equity as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

34.	Sales

Details of sales for the three and six-month periods ended June 30, 2022 and 2021 are as follows:

In millions of won	June 30, 2022
	Domestic			Overseas		Total
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
[Type of goods and services]
Sales of goods	~~W~~	14,715,159	30,629,009	174,590	298,536	14,889,749	30,927,545
Electricity		14,090,198	29,468,556	—	—	14,090,198	29,468,556
Heat supply		63,121	295,769	—	—	63,121	295,769
Others		561,840	864,684	174,590	298,536	736,430	1,163,220
Sales related to rendering of services		86,309	150,100	86,192	133,474	172,501	283,574
Sales related to construction services		53,466	85,413	235,199	344,046	288,665	429,459
Revenue related to transfer of assets from customers		177,120	351,527	—	—	177,120	351,527

	~~W~~	15,032,054	31,216,049	495,981	776,056	15,528,035	31,992,105

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	14,715,159	30,629,009	174,590	298,536	14,889,749	30,927,545
Performance obligations satisfied over time		316,895	587,040	321,391	477,520	638,286	1,064,560

	~~W~~	15,032,054	31,216,049	495,981	776,056	15,528,035	31,992,105

In millions of won	June 30, 2021
	Domestic			Overseas		Total
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
[Type of goods and services]
Sales of goods	~~W~~	12,873,736	27,458,692	112,017	228,136	12,985,753	27,686,828
Electricity		12,673,633	26,967,154	—	—	12,673,633	26,967,154
Heat supply		22,928	125,520	—	—	22,928	125,520
Others		177,175	366,018	112,017	228,136	289,192	594,154
Sales related to rendering of services		50,997	105,119	43,939	87,492	94,936	192,611
Sales related to construction services		37,264	63,068	312,084	417,371	349,348	480,439
Revenue related to transfer of assets from customers		163,636	324,950	—	—	163,636	324,950

	~~W~~	13,125,633	27,951,829	468,040	732,999	13,593,673	28,684,828

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	12,873,736	27,458,692	112,017	228,136	12,985,753	27,686,828
Performance obligations satisfied over time		251,897	493,137	356,023	504,863	607,920	998,000

	~~W~~	13,125,633	27,951,829	468,040	732,999	13,593,673	28,684,828

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

35.	Selling and Administrative Expenses

Selling and administrative expenses for the three and six-month periods ended June 30, 2022 and 2021 are as follows:

In millions of won	June 30, 2022			June 30, 2021
	Three-month period ended		Six- month period ended	Three-month period ended	Six- month period ended
Salaries	~~W~~	277,279	548,138	272,753	541,141
Retirement benefit expense		24,710	51,791	24,297	48,995
Welfare and benefit expense		38,064	72,240	33,602	64,609
Insurance expense		4,535	11,787	2,399	6,719
Depreciation		57,336	110,428	40,001	107,871
Amortization of intangible assets		22,558	41,584	21,662	45,359
Bad debt expense		(10,343)	(1,927)	7,634	2,535
Commission		117,417	200,174	89,844	168,499
Advertising expense		5,317	18,970	6,028	12,551
Training expense		1,618	2,652	1,001	1,730
Vehicle maintenance expense		2,894	5,024	2,113	4,073
Publishing expense		808	1,688	816	1,675
Business promotion expense		839	1,611	745	1,451
Rent expense		9,241	18,396	9,539	15,951
Telecommunication expense		2,141	4,307	2,285	4,534
Transportation expense		263	504	195	377
Taxes and dues		83,341	93,443	61,516	71,178
Expendable supplies expense		2,606	5,138	1,710	3,479
Water, light and heating expense		4,541	9,687	2,265	6,078
Repairs and maintenance expense		42,880	64,492	25,286	33,767
Ordinary development expense		45,171	87,491	42,029	89,232
Travel expense		4,550	8,257	2,588	5,577
Clothing expense		1,760	1,906	1,916	2,808
Survey and analysis expense		300	514	241	407
Membership fee		522	1,122	475	956
Others		29,047	58,132	38,201	63,408

	~~W~~	769,395	1,417,549	691,141	1,304,960

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

36.	Other Income and Expenses

(1)	Other income for the three and six-month periods ended June 30, 2022 and 2021 are as follows:

In millions of won	June 30, 2022			June 30, 2021
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Reversal of other provisions	~~W~~	1,915	4,271	4,400	6,581
Reversal of other allowance for doubtful accounts		—	—	79	79
Gains on government grants		70	145	70	198
Gains on assets contributed		104	255	6	2,911
Gains on liabilities exempted		1,002	1,160	1,625	1,722
Compensation and reparations revenue		14,801	30,476	20,055	53,719
Revenue from research contracts		4,411	6,237	1,788	2,066
Rental income		51,918	102,740	50,144	100,675
Others		24,685	28,910	10,969	21,094

	~~W~~	98,906	174,194	89,136	189,045

(2)	Other expenses for the three and six-month periods ended June 30, 2022 and 2021 are as follows:

In millions of won	June 30, 2022			June 30, 2021
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Compensation and reparations expenses	~~W~~	11	11	295	595
Accretion expenses of other provisions		119	642	747	1,111
Depreciation expenses on investment properties		125	226	363	725
Depreciation expenses on idle assets		917	1,807	878	1,854
Other bad debt expense		3,225	5,632	3,288	7,068
Donations		20,487	30,000	60,976	67,445
Others		16,678	52,487	4,235	11,140

	~~W~~	41,562	90,805	70,782	89,938

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

37.	Other Gains (Losses)

Composition of other gains (losses) for the three and six-month periods ended June 30, 2022 and 2021 are as follows:

In millions of won	June 30, 2022			June 30, 2021
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Other gains
Gains on disposal of property, plant and equipment	~~W~~	70,935	77,975	13,128	22,274
Gains on disposal of intangible assets		132	132	—	—
Gains on foreign currency translation		22,684	34,169	—	6,606
Gains on foreign currency transactions		25,023	37,121	9,341	17,267
Gains on insurance proceeds		5,154	5,154	—	144
Others		89,248	145,544	66,230	127,998
Other losses
Losses on disposal of property, plant and equipment		(21,794)	(51,770)	(20,638)	(29,058)
Losses on disposal of intangible assets		(20)	(39)	—	(37)
Impairment loss on property, plant and equipment		—	—	(3,315)	(3,315)
Impairment loss on intangible assets		(14)	(14)	—	—
Losses on foreign currency translation		(23,489)	(26,336)	(3,402)	(4,167)
Losses on foreign currency transactions		(62,162)	(88,124)	(7,595)	(21,132)
Others		(45,719)	(83,681)	(53,782)	(97,102)

	~~W~~	59,978	50,131	(33)	19,478

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

38.	Finance Income

Finance income for the three and six-month periods ended June 30, 2022 and 2021 are as follows:

In millions of won	June 30, 2022			June 30, 2021
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Interest income	~~W~~	77,002	138,271	53,149	107,132
Dividends income		6,823	15,278	3,780	6,143
Gains on disposal of financial assets		167	1,107	1,813	2,393
Gains on valuation of financial assets at fair value through profit or loss		722	2,334	74	2,121
Gains on valuation of derivatives		688,158	827,682	49,687	371,556
Gains on transaction of derivatives		96,851	133,213	14,465	54,140
Gains on foreign currency translation		94,281	123,934	21,323	76,548
Gains on foreign currency transactions		12,979	16,569	4,148	8,272
Other finance income		118	319	129	991

	~~W~~	977,101	1,258,707	148,568	629,296

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

39.	Finance Expenses

Finance expenses for the three and six-month periods ended June 30, 2022 and 2021 are as follows:

In millions of won	June 30, 2022			June 30, 2021
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Interest expense	~~W~~	639,744	1,203,655	456,572	919,385
Losses on sale of financial assets		673	907	301	385
Losses on valuation of financial assets at fair value through profit or loss		2,700	13,838	2,758	4,817
Losses on valuation of derivatives		—	19,947	—	8,411
Losses on transaction of derivatives		17,222	28,769	10,601	26,113
Losses on foreign currency translation		934,843	1,240,706	—	513,301
Losses on foreign currency transactions		68,621	78,685	3,327	16,727
Losses on repayment of financial liabilities		—	15	10	10
Others		681	1,496	885	2,035

	~~W~~	1,664,484	2,588,018	474,454	1,491,184

Capitalization rates for the six-month periods ended June 30, 2022 and 2021 are 2.22%~2.88% and 2.11%~4.33%, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

40.	Income Taxes

Income tax expense is calculated by adjusting adjustments recognized in the current period, changes in deferred tax assets and liabilities resulting from temporary differences, and income tax expense related to items recognized as other than profit or loss. The Group did not calculate the average effective tax rate for the current and previous periods because income tax benefit occurred.

41.	Assets Held-for-Sale

Assets held-for-sale as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Land (*1,2)	~~W~~	31,766	2,907
Buildings (*1,2)		12,982	12,971
Structures (*1)		1	1

	~~W~~	44,749	15,879

(*1)

The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Group, made a resolution to sell its old office building in Yongin-si, Gyeonggi-do during the year ended December 31, 2021, and reclassified the buildings, structures, and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction.

(*2)

The board of directors of Korea Electric Power Corporation, the controlling company, made a resolution to sell the Uijeongbu substation during the six-month period ended June 30, 2022, and reclassified the buildings and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

42.	Expenses Classified by Nature

Expenses classified by nature for the six-month periods ended June 30, 2022 and 2021 are as follows:

In millions of won	June 30, 2022
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	14,666,067	14,666,067
Salaries		548,138	2,114,045	2,662,183
Retirement benefit expense		51,791	246,994	298,785
Welfare and benefit expense		72,240	257,982	330,222
Insurance expense		11,787	52,155	63,942
Depreciation		110,428	6,055,383	6,165,811
Amortization of intangible assets		41,584	36,049	77,633
Bad debt expense		(1,927)	—	(1,927)
Commission		200,174	148,451	348,625
Advertising expense		18,970	4,871	23,841
Training expense		2,652	4,879	7,531
Vehicle maintenance expense		5,024	4,829	9,853
Publishing expense		1,688	1,360	3,048
Business promotion expense		1,611	1,802	3,413
Rent expense		18,396	57,535	75,931
Telecommunication expense		4,307	5,066	9,373
Transportation expense		504	47,324	47,828
Taxes and dues		93,443	321,245	414,688
Expendable supplies expense		5,138	21,260	26,398
Water, light and heating expense		9,687	33,308	42,995
Repairs and maintenance expense		64,492	1,066,980	1,131,472
Ordinary development expense		87,491	225,978	313,469
Travel expense		8,257	40,075	48,332
Clothing expense		1,906	2,349	4,255
Survey and analysis expense		514	2,033	2,547
Membership fee		1,122	11,345	12,467
Power purchase		—	18,996,872	18,996,872
Others		58,132	451,589	509,721

	~~W~~	1,417,549	44,877,826	46,295,375

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

42.	Expenses Classified by Nature, Continued

Expenses classified by nature for the six-month periods ended June 30, 2022 and 2021 are as follows, continued:

In millions of won	June 30, 2021
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	7,435,690	7,435,690
Salaries		541,141	2,100,271	2,641,412
Retirement benefit expense		48,995	236,937	285,932
Welfare and benefit expense		64,609	248,635	313,244
Insurance expense		6,719	51,636	58,355
Depreciation		107,871	5,736,474	5,844,345
Amortization of intangible assets		45,359	39,524	84,883
Bad debt expense		2,535	—	2,535
Commission		168,499	141,053	309,552
Advertising expense		12,551	3,229	15,780
Training expense		1,730	4,440	6,170
Vehicle maintenance expense		4,073	3,654	7,727
Publishing expense		1,675	1,415	3,090
Business promotion expense		1,451	1,578	3,029
Rent expense		15,951	75,022	90,973
Telecommunication expense		4,534	5,884	10,418
Transportation expense		377	15,288	15,665
Taxes and dues		71,178	316,854	388,032
Expendable supplies expense		3,479	20,319	23,798
Water, light and heating expense		6,078	18,710	24,788
Repairs and maintenance expense		33,767	1,068,637	1,102,404
Ordinary development expense		89,232	222,838	312,070
Travel expense		5,577	33,736	39,313
Clothing expense		2,808	2,888	5,696
Survey and analysis expense		407	1,688	2,095
Membership fee		956	7,741	8,697
Power purchase		—	9,309,438	9,309,438
Others		63,408	463,562	526,970

	~~W~~	1,304,960	27,567,141	28,872,101

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

43.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the three and six-month periods ended June 30, 2022 and 2021 are as follows:

In won	June 30, 2022			June 30, 2021
Type	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Basic earnings (loss) per share	~~W~~	(7,535)	(16,808)	(1,065)	(941)

(2)

Profit (loss) for the years and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the three and six-month periods ended June 30, 2022 and 2021 are as follows:

In millions of won except number of shares	June 30, 2022			June 30, 2021
Type	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Net profit (loss) attributable to controlling interest	~~W~~	(4,837,192)	(10,790,049)	(683,950)	(604,252)
Profit (loss) used in the calculation of total basic earnings per share		(4,837,192)	(10,790,049)	(683,950)	(604,252)
Weighted average number of common shares		641,964,077	641,964,077	641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings (loss) per share for the three and six-month periods ended June 30, 2022 and 2021 are as follows:

In number of shares	June 30, 2022		June 30, 2021
Type	Three-Month period ended	Six-month period ended	Three-month period ended	Six-month period ended
The number of common shares issued at beginning of the year	641,964,077	641,964,077	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077	641,964,077	641,964,077

There are no potential dilutive instruments and diluted earnings (loss) per share are same as basic earnings (loss) per share for the three and six-month periods ended June 30, 2022 and 2021.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

44.	Risk Management

(1)	Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt (offset by cash and cash equivalents) and equity. The Group’s overall capital risk management strategy remains consistent with the prior year.

Details of the Group’s capital management accounts as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Total borrowings and debt securities	~~W~~	99,277,314	80,529,513
Cash and cash equivalents		3,090,752	2,635,238

Net borrowings and debt securities		96,186,562	77,894,275

Total equity		55,423,722	65,317,717

Debt to equity ratio		173.55%	119.25%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), and credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them is considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022		December 31, 2021
Cash and cash equivalents	~~W~~	3,090,752	2,635,238
Financial assets at fair value through profit or loss (*1)		2,353,757	932,736
Derivative assets (trading)		884,117	443,027
Financial assets at fair value through other comprehensive income (debt securities)		491	491
Financial assets at amortized cost		36,978	25,273
Loans		985,410	909,071
Long-term/short-term financial instruments		1,235,743	1,728,508
Derivative assets (applying hedge accounting)		489,696	204,756
Trade and other receivables		10,271,517	10,029,276
Financial guarantee contracts (*2)		3,959,957	3,718,015

(*1)	Equity investments held by the Group are excluded.
(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1%p increase and decrease movements in the actuarial valuation assumptions as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won		June 30, 2022			December 31, 2021
Type	Accounts	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	388,341	(341,174)	466,832	(407,554)
Discount rate	Increase (decrease) in defined benefit obligation		(331,964)	388,560	(422,290)	499,571

Changes of employee benefits assuming a 1%p increase and decrease movements in discount rate on plan asset for the six-month periods ended June 30, 2022 and 2021 are ~~W~~13,849 million and ~~W~~12,911 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of June 30, 2022 and December 31, 2021 are as follows:

Type	Accounts	June 30, 2022	December 31, 2021
PCBs	Inflation rate	1.37%	1.37%
	Discount rate	1.88%	1.88%
Nuclear plants	Inflation rate	1.41%	1.41%
	Discount rate	2.20%	2.20%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1%p increase and decrease movements in the underlying assumptions as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won		June 30, 2022			December 31, 2021
Type	Accounts	0.1%p Increase		0.1%p Decrease	0.1%p Increase	0.1%p Decrease
Discount rate	PCBs	~~W~~	(172)	173	(222)	223
	Nuclear plants		(364,058)	375,294	(369,540)	381,026
	Spent fuel		(54,306)	56,428	(51,430)	53,438
Inflation rate	PCBs		173	(173)	224	(224)
	Nuclear plants		407,830	(396,037)	403,420	(391,754)
	Spent fuel		57,243	(55,166)	54,210	(52,245)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of June 30, 2022 and December 31, 2021 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
AED	18,778	6,481	25,094	31,637
AUD	4,474	3,733	778,557	926,960
BDT	59,723	50,145	—	577
BWP	904	939	—	—
CAD	467	582	—	2,266
CHF	—	—	500,235	500,230
CZK	—	—	289	386
EGP	—	—	1,497	595
EUR	10,900	1,809	89,485	42,981
GBP	—	—	127	—
HKD	—	—	1,651,734	1,651,665
IDR	660,921	768,731	965,501	995,510
INR	1,710,320	1,715,900	483,812	342,833
JOD	1,161	1,852	206	118
JPY	369,211	697,747	59,155	153,383
KZT	1,510	1,510	—	—
MGA	4,415,029	4,262,857	443,827	475,807
MMK	210,335	210,335	—	—
MXN	—	—	47	—
MYR	8,093	1,964	—	—
PHP	341,540	164,167	19,702	104,245
PKR	467,929	200,844	237,281	74,423
RUB	—	—	3,878	—
SAR	1,153	2,615	—	—
SEK	—	—	—	449,167
THB	—	—	1,610	—
USD	1,436,349	1,381,441	14,193,107	12,023,085
UYU	153,474	90,930	4,653	3,097
VND	1,629,597	952,135	32,301	262,372
ZAR	41,815	31,971	—	—

A sensitivity analysis on the Group’s income for the years assuming a 10% increase and decrease in currency exchange rates as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022			December 31, 2021
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(1,819,241)	1,819,241	(1,439,185)	1,439,185
Increase (decrease) of equity (*)		(1,819,241)	1,819,241	(1,439,185)	1,439,185

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of June 30, 2022 and December 31, 2021.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement is consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged instrument. As of June 30, 2022, the hedging instrument (cross-currency swap) hedges the risk of the hedged item(repayment of foreign debt securities and others).

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1%p increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won
Type	June 30, 2022		December 31, 2021
Short-term borrowings	~~W~~	1,770,623	391,897
Long-term borrowings		4,500,665	2,405,244
Debt securities		267,866	257,667

	~~W~~	6,539,154	3,054,808

A sensitivity analysis on the Group’s borrowings and debt securities assuming a 1%p increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022			December 31, 2021
Type	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Increase (decrease) of profit before income tax	~~W~~	(32,696)	32,696	(30,548)	30,548
Increase (decrease) of shareholder’s equity (*)		(32,696)	32,696	(30,548)	30,548

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. To manage this, the Group enters into interest rate swaps, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. The above analysis measures the interest rate risk before reflecting the hedge effect by related derivatives.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

③	Electricity rates risk

The Group is exposed to electricity rates risk due to changes in government regulations and policies on national power supply schemes and electricity billing rates, in consideration of the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity for the six-month periods ended June 30, 2022 and 2021 is as follows:

In millions of won	June 30, 2022			June 30, 2021
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	294,686	(294,686)	269,672	(269,672)
Increase (decrease) of shareholder’s equity (*)		294,686	(294,686)	269,672	(269,672)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

The expected maturities for non-derivative financial liabilities as of June 30, 2022 and December 31, 2021 in detail are as follows:

In millions of won	June 30, 2022
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	21,620,420	17,629,922	41,744,365	41,356,160	122,350,867
Lease liabilities		656,648	657,266	1,504,993	2,166,565	4,985,472
Trade and other payables		8,716,926	404,225	950,848	926,195	10,998,194
Financial guarantee contracts (*)		390,808	29,376	3,378,465	161,308	3,959,957

	~~W~~	31,384,802	18,720,789	47,578,671	44,610,228	142,294,490

In millions of won	December 31, 2021
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	15,833,589	11,229,657	28,663,693	36,223,543	91,950,482
Lease liabilities		620,121	636,724	1,521,421	2,150,722	4,928,988
Trade and other payables		7,569,869	777,017	725,231	667,304	9,739,421
Financial guarantee contracts (*)		435,729	—	3,105,599	176,687	3,718,015

	~~W~~	24,459,308	12,643,398	34,015,944	39,218,256	110,336,906

(*)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of June 30, 2022 and December 31, 2021 are ~~W~~77,348 million and ~~W~~80,841 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

The following table shows the details of maturities of non-derivative financial liabilities as of June 30, 2022 and December 31, 2021. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

The expected maturities for non-derivative financial assets as of June 30, 2022 and December 31, 2021 in detail are as follows:

In millions of won	June 30, 2022
Type	Less than 1 year		1~5 Years	More than 5 years	Other(*)	Total
Cash and cash equivalents	~~W~~	3,090,752	—	—	—	3,090,752
Financial assets at fair value through other comprehensive income		—	—	—	431,617	431,617
Financial assets at amortized cost		26,865	5,709	4,404	—	36,978
Loans		85,358	498,580	432,042	—	1,015,980
Long-term/short-term financial instruments		643,188	—	4,183	588,372	1,235,743
Financial assets at fair value through profit or loss		1,862,594	494	3,262	593,580	2,459,930
Trade and other receivables		8,038,951	1,355,686	887,217	—	10,281,854

	~~W~~	13,747,708	1,860,469	1,331,108	1,613,569	18,552,854

In millions of won	December 31, 2021
Type	Less than 1 year		1~5 Years	More than 5 years	Other(*)	Total
Cash and cash equivalents	~~W~~	2,635,238	—	—	—	2,635,238
Financial assets at fair value through other comprehensive income		—	—	—	435,107	435,107
Financial assets at amortized cost		15,422	9,840	11	—	25,273
Loans		88,396	443,146	407,584	—	939,126
Long-term/short-term financial instruments		1,278,014	171,636	286	278,572	1,728,508
Financial assets at fair value through profit or loss		360,833	346	3,130	668,555	1,032,864
Trade and other receivables		8,123,455	1,233,703	679,048	—	10,036,206

	~~W~~	12,501,358	1,858,671	1,090,059	1,382,234	16,832,322

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods which from reporting date to maturity dates as per the contracts as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(4,300)	(11,261)	(16,598)	(366)	(32,525)
- Hedging		—	—	—	(23,946)	(23,946)

	~~W~~	(4,300)	(11,261)	(16,598)	(24,312)	(56,471)

In millions of won	December 31, 2021
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(6,628)	(4,954)	(33,635)	(2,291)	(47,508)
- Hedging		(2,555)	(638)	(1,914)	(23,704)	(28,811)

	~~W~~	(9,183)	(5,592)	(35,549)	(25,995)	(76,319)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e., FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

For trade receivables and payables, the Group considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cash flows based on current market interest rates applied to similar financial instruments.

(i)	Fair value and book value of financial assets and liabilities as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022			December 31, 2021
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	431,617	431,617	435,107	435,107
Derivative assets (trading)		884,117	884,117	443,027	443,027
Derivative assets (applying hedge accounting)		489,696	489,696	204,756	204,756
Financial assets at fair value through profit or loss		2,459,930	2,459,930	1,032,864	1,032,864

	~~W~~	4,265,360	4,265,360	2,115,754	2,115,754

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	36,978	36,978	25,273	25,273
Loans and receivables		985,410	985,410	909,071	909,071
Trade and other receivables		10,271,517	10,271,517	10,029,276	10,029,276
Long-term financial instruments		592,555	592,555	450,494	450,494
Short-term financial instruments		643,188	643,188	1,278,014	1,278,014
Cash and cash equivalents		3,090,752	3,090,752	2,635,238	2,635,238

	~~W~~	15,620,400	15,620,400	15,327,366	15,327,366

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	43,243	43,243	56,256	56,256
Derivative liabilities (applying hedge accounting)		23,946	23,946	21,775	21,775

	~~W~~	67,189	67,189	78,031	78,031

Liabilities carried at amortized cost
Secured borrowings	~~W~~	111,970	111,970	176,358	176,358
Unsecured bond		88,517,947	83,092,047	73,881,671	69,803,043
Lease liabilities		4,450,125	4,450,125	4,410,503	4,410,503
Unsecured borrowings		10,647,397	11,035,942	6,471,484	5,938,613
Trade and other payables (*)		10,998,194	10,998,194	9,739,421	9,739,421

	~~W~~	114,725,633	109,688,278	94,679,437	90,067,938

(*)	Excludes lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of June 30, 2022 and December 31, 2021 are as follows:

Type	June 30, 2022	December 31, 2021
Derivatives	(-) 0.28% ~ 6.85%	(-) 0.63% ~ 3.88%
Borrowings and debt securities	0.96% ~ 4.49%	(-) 0.30% ~ 4.38%
Leases	0.08% ~ 17.10%	0.00% ~ 16.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	266,461	—	165,156	431,617
Derivative assets		—	1,373,813	—	1,373,813
Financial assets at fair value through profit or loss		—	2,453,708	6,222	2,459,930

	~~W~~	266,461	3,827,521	171,378	4,265,360

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	67,189	—	67,189

In millions of won	December 31, 2021
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	273,826	—	161,281	435,107
Derivative assets		—	647,783	—	647,783
Financial assets at fair value through profit or loss		—	1,027,067	5,797	1,032,864

	~~W~~	273,826	1,674,850	167,078	2,115,754

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	78,031	—	78,031

The fair value of financial assets (FVTPL and FVOCI) publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted financial assets (FVTPL and FVOCI) is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which are classified as level 3 for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

In millions of won	June 30, 2022
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	5,797	300	—	125	—	—	6,222
Financial assets at fair value through other comprehensive income
Unlisted securities		160,789	6,220	—	(185)	—	(2,159)	164,665
Debt securities		491	—	—	—	—	—	491

In millions of won	December 31, 2021
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	5,692	—	—	105	—	—	5,797
Financial assets at fair value through other comprehensive income
Unlisted securities		163,889	8,929	—	(12,335)	(13)	320	160,790
Debt securities		—	500	—	—	—	(9)	491

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

45.	Service Concession Arrangements

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2018~2048) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Group.

(iii)	The Group’s expected future collections of service concession arrangements as of June 30, 2022 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	32,278
1 ~ 2 years		32,427
2 ~ 3 years		32,354
Over 3 years		572,266

	~~W~~669,325

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

46.	Related Parties

(1)	Related parties of the Group as of June 30, 2022 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (155 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, EWP Renewable Corporation, Hee Mang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd., KEPCO Energy Solution Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, KEPCO Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., Nambu USA LLC, Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., KEPCO Mangilao America LLC, Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, TS Energy No. 25 Co., Ltd., KPS Partners Co., Ltd., KEPCO E&C Service Co., Ltd., Moha solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK E-New Industry Fund X, Energy Innovation Fund I, KHNP Chile SpA, Yeong Yang Apollon Photovoltaic Co., Ltd., Yeong Yang Corporation Co., Ltd., SolarVader Co., Ltd., Yeong Yang Innovation Co., Ltd., Yeong Yang Horus Photovoltaic Co., Ltd., Yeong Yang Solar Management Co., Ltd., LSG Hydro Power Limited, KOEN Bio Co., Ltd., KOMIPO Energy Solution America, LLC, Elara Investment Holdings, LLC, Elara Equity Holdings, LLC, Elara Class B Holdings, LLC, Elara Class B Member, LLC, Elara Development Holdings, LLC, KOMIPO Development, LLC (formerly, Elara Development, LLC), Elara Energy Holdings, LLC, Elara Energy Project, LLC, KOMIPO Iberian Solar Group, S.L.U., KOWEPO Europe B.V., CVS Equity Holdings, LLC, CVS Class B Holdings, LLC, CVS Development Holdings, LLC, CVS Development, LLC, CVS Class B Member, LLC, CVS Energy Holdings, LLC, Concho Valley Energy, LLC, Concho Valley Solar, LLC, Jeongam Wind Power Co., Ltd., Yeongdeok Sunrise Wind Power Co., Ltd., KHNP Spain, S.L., UI Carbon-Neutrality Fund, KA Power Limited, Seobusambo highway photovoltaics Co., Ltd., Western Power Changgi Solar Co., Ltd. (formerly, Sam-Yang Photovoltaic Power Co., Ltd.)

Associates (93 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Wind Power Co., Ltd., Taebaek Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Korea Electric Vehicle Charging Service, Hansuwon KNP Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., Yaksu ESS Co., Ltd., PND Solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., Structure test network Co., Ltd., Namjeongsusang Solar Power Operation Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., KPGE Inc., Gwangbaek Solar Power Investment Co., Ltd., Go deok Clean Energy Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Goesan Solar park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., Daewon Green Energy Co., Ltd., G.GURU Co., Ltd., UD4M Co., Ltd., Dongbu Highway Solar Co., Ltd., Seobu Highway Solar Co., Ltd., Korea Energy Data Co., Ltd., Gangneung Sacheon Fuel Cell Co., Ltd., Kosture Co., Ltd., Digital Innovation Growth Fund, Taebaek Gadeoksan Wind Power Co., Ltd., Chuncheon Green Energy Co., Ltd., Yeomsubong Wind Power Co., Ltd., Yeongyang Wind Power Corporation II, Haeparang Energy Co., Ltd., Saemangeum Sebit Power Plant Co., Ltd., Boulder Solar III, LLC, PlatformN. Co., Ltd., PT. Cirebon Energi Prasarana

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(1)	Related parties of the Group as of June 30, 2022 are as follows, continued:

Type	Related party

Joint ventures (96 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Chile Solar JV SpA, Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., Horus Solar, S.A. de C.V., Recursos Solares PV de Mexico II, S.A. de C.V., Sunmex Renovables, S.A. de C.V., Stavro Holding II A.B., Solaseado Solar Power Co., Ltd., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Pulau Indah Power Plant Sdn. Bhd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., Dayone Energy Co., Ltd., OneEnergy Asia Limited, KAS Investment I LLC, KAS Investment II LLC, Energyco Co., Ltd., CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd., Pulau Indah O&M Sdn. Bhd., Guadalupe Solar SpA, Omisan Wind Power Co., Ltd., Foresight Iberian Solar Group Holding, S.L., Yeongwol Eco Wind Co., Ltd., Gurae Resident Power Co., Ltd., Cheongju Eco Park Co., Ltd., Prime Swedish Holding AB, Enel X Midland Photovoltaic, LLC, Geumsungsan Wind Power Co., Ltd., KEPCO KPS CARABAO Corp., Goheung New Energy Co., Ltd., Gunsan Land Solar Co., Ltd., CapMan Lynx SCA, SICAR, International Offshore Power Transmission Holding Company Limited, Eumseong Eco Park Co., Ltd.

Other	Korea Development Bank

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(2)	Transactions between the Group and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	Related party transactions for the six-month periods ended June 30, 2022 and 2021 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	June 30, 2022	June 30, 2021
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~ 100,911	48,774
GS Donghae Electric Power Co., Ltd.	Electricity sales	2,509	10,778
Dongducheon Dream Power Co., Ltd.	Electricity sales	4,613	8,565
Shin Pyeongtaek Power Co., Ltd.	Electricity sales	11,978	13,992
Hyundai Green Power Co., Ltd.	Electricity sales and design service	5,258	10,138
S-Power Co., Ltd.	Service	2,162	2,986
Korea Electric Power Industrial Development Co., Ltd.	Service	5,898	6,105
Korea Power Exchange	Service	10,438	10,958
Daeryun Power Co., Ltd.	Electricity sales	907	933
Goseong Green Power Co., Ltd.	Electricity sales	493,811	131,182
Gangwon Wind Power Co., Ltd.	Electricity sales	1,474	1,766
PT. Cirebon Electric Power	Others	14,046	9,503
Busan Green Energy Co., Ltd.	Electricity sales	9	32
Hyundai Eco Energy Co., Ltd.	Electricity sales	93	81
PT. Bayan Resources TBK		247,265	80,660
Samcheok Eco Materials Co., Ltd.	Electricity sales	272	297
SPC Power Corporation		2,690	13,177
Noeul Green Energy Co., Ltd.	Electricity sales	15	15
Gangneung Eco Power Co., Ltd.	Service	9,803	6,499
Others (YeongGwang Yaksu Wind Electric Co., Ltd. and 46 others)	Electricity sales	14,780	6,480

<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales	1,172	1,150
KAPES, Inc.	Others	202	191
Daegu Green Power Co., Ltd.	Electricity sales	560	513
Daesan Green Energy Co., Ltd.	Electricity sales	155	299
Nawah Energy Company	Service	58,120	43,708
KEPCO SPC Power Corporation	Others	12,433	24,838
Amman Asia Electric Power Company	Others	9,659	5,044
Seokmun Energy Co., Ltd.	Service	863	1,034
Yeongam Solar Power Co., Ltd.	Electricity sales	174	159
Solaseado Solar Power Co., Ltd.	Electricity sales	911	—
Yeonggwang Wind Power Co., Ltd.	Electricity sales	467	438
Rabigh Electricity Company	Service	11,239	191
Kelar S.A.	Service	11,827	8,486
Cheongna Energy Co., Ltd.	Electricity sales	19,000	8,752
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales	926	903
Others (Busan Shinho Solar Power Co., Ltd. and 54 others)	Electricity sales	311,761	394,516

<Others>
Korea Development Bank	Electricity sales	1,910	1,987
	Interest income	1,084	491

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the six-month periods ended June 30, 2022 and 2021 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	June 30, 2022		June 30, 2021

<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	5,449,469	2,258,103
GS Donghae Electric Power Co., Ltd.	Electricity sales		508,544	332,009
Dongducheon Dream Power Co., Ltd.	Electricity sales		891,595	296,912
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		474,870	261,866
S-Power Co., Ltd.	Service		537,461	255,323
Korea Electric Power Industrial Development Co., Ltd.	Service		123,066	125,884
Korea Power Exchange	Service		48,405	42,705
Daeryun Power Co., Ltd.	Electricity sales		196,085	58,704
Goseong Green Power Co., Ltd.	Electricity sales		905,921	210,694
Gangwon Wind Power Co., Ltd.	Electricity sales		22,349	8,948
Busan Green Energy Co., Ltd.	Electricity sales		5,971	7,138
Hyundai Eco Energy Co., Ltd.	Electricity sales		15,193	8,850
PT. Bayan Resources TBK	Others		45,226	—
Samcheok Eco Materials Co., Ltd.	Electricity sales		7,055	4,616
Noeul Green Energy Co., Ltd.	Electricity sales		4,730	3,998
Others (YeongGwang Yaksu Wind Electric Co., Ltd. and 46 others)	Electricity sales		120,398	77,963

<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales		253,277	140,058
KAPES, Inc.	Others		2,075	36,875
Daegu Green Power Co., Ltd.	Electricity sales		231,236	124,102
Daesan Green Energy Co., Ltd.	Electricity sales		37,994	52,188
Seokmun Energy Co., Ltd.	Service		29,191	21,198
Yeongam Solar Power Co., Ltd.	Electricity sales		23,615	4,947
Solaseado Solar Power Co., Ltd.	Electricity sales		16,919	18,205
Yeonggwang Wind Power Co., Ltd.	Electricity sales		15,338	8,732
Cheongna Energy Co., Ltd.	Electricity sales		78	62
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		7,025	6,882
Others (Busan Shinho Solar Power Co., Ltd. and 54 others)	Electricity sales		93,005	37,595

<Others>
Korea Development Bank	Interest expenses		1,842	1,430
	Dividends		—	256,870

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won		Receivables			Payables
Company name	Type	June 30, 2022		December 31, 2021	June 30, 2022	December 31, 2021
<Associates>
Korea Gas Corporation	Trade receivables	~~W~~	7,636	10,015	—	—
	Non-trade receivables and others		—	187	—	—
	Trade payables		—	—	647,964	800,509
	Non-trade payables and others		—	—	660	759
Goseong Green Power Co., Ltd.	Trade receivables		1,543	495	—	—
	Non-trade receivables and others		77,084	76,855	—	—
	Trade payables		—	—	112,635	218,627
	Non-trade payables and others		—	—	376	59,987
Dongducheon Dream Power Co., Ltd.	Trade receivables		594	6,282	—	—
	Non-trade receivables and others		547	493	—	—
	Trade payables		—	—	114,613	114,613
GS Donghae Electric Power Co., Ltd.	Trade receivables		390	383	—	—
	Non-trade receivables and others		240	272	—	—
	Trade payables		—	—	75,478	113,529
	Non-trade payables and others		—	—	63	17
S-Power Co., Ltd.	Trade receivables		70	82	—	—
	Non-trade receivables and others		44	48	—	—
	Trade payables		—	—	67,602	91,277
	Non-trade payables and others		—	—	21	—
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		1,728	1,788	—	—
	Non-trade receivables and others		1,068	3,116	—	—
	Trade payables		—	—	27,411	79,828
	Non-trade payables and others		—	—	233	99
Daeryun Power Co., Ltd.	Trade receivables		146	213	—	—
	Trade payables		—	—	21,811	21,362
Busan Green Energy Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		21,623	20,658	—	—
	Non-trade payables and others		—	—	772	—
Gunsan Bio Energy Co., Ltd.	Non-trade receivables and others		11,728	11,728	—	—
Taebaek Gadeoksan Wind Power Co., Ltd.	Non-trade receivables and others		21	119	—	—
	Trade payables		—	—	3,458	8,397
	Non-trade payables and others		—	—	—	1,571
Others (Korea Electric Power Industrial Development Co., Ltd. and 41 others)	Trade receivables		4,387	3,260	—	—
	Non-trade receivables and others		11,448	8,215	—	—
	Trade payables		—	—	14,206	12,321
	Non-trade payables and others		—	—	123,658	9,421

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of June 30, 2022 and December 31, 2021 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	June 30, 2022		December 31, 2021	June 30, 2022	December 31, 2021
<Joint ventures>
Nawah Energy Company	Trade receivables	~~W~~	81,364	73,784	—	—
	Non-trade receivables and others		3,115	4,404	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables		106	126	—	—
	Non-trade receivables and others		165	167	—	—
	Trade payables		—	—	37,025	41,410
Daegu Green Power Co., Ltd.	Trade receivables		—	71	—	—
	Non-trade receivables and others		55	55	—	—
	Trade payables		—	—	28,151	35,766
Dayone Energy Co., Ltd.	Trade receivables		52	52	—	—
	Non-trade receivables and others		10,439	13,297	—	—
	Trade payables		—	—	862	1,009
	Non-trade payables and others		—	—	9,358	11,306
Amman Asia Electric Power Company	Trade receivables		2,690	2,515	—	—
	Non-trade payables and others		—	—	21,704	21,976
Kelar S.A.	Trade receivables		3,493	5,195	—	—
	Non-trade receivables and others		19,781	16,126	—	—
Others (Daesan Green Energy Co., Ltd. and 38 others)	Trade receivables		48,332	6,967	—	—
	Non-trade receivables and others		16,606	11,584	—	—
	Trade payables		—	—	25,152	20,802
	Non-trade payables and others		—	—	6,350	2,291

<Others>
Korea Development Bank	Accrued interest income		128	154	—	—
	Non-trade receivables and others		29,770	420,732	—	—
	Non-trade payables and others		—	—	19,502	21,172
	Derivatives		98,938	59,139	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	29,481	—	—	2,482	31,963
	(Allowance for doubtful accounts)		(8,241)	—	—	(3,277)	(11,518)
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		21,456	—	—	1,944	23,400
Associates	PT Wampu Electric Power		13,000	263	(4,834)	928	9,357
Associates	PT Cirebon Energi Prasarana		—	26,816	—	2,340	29,156
Associates	Gunsan Bio Energy Co., Ltd.		12,396	—	—	—	12,396
	(Allowance for doubtful accounts)		(12,396)	—	—	—	(12,396)
Associates	Bigeum Resident Photovoltaic Power Co., Ltd.		11,212	—	—	—	11,212
Associates	Daejung Offshore Wind Power Co., Ltd.		1,000	—	—	—	1,000
Associates	Bitgoel Eco Energy Co., Ltd.		19,349	4,878	—	—	24,227
Associates	Saemangeum Sebit Power Plant Co., Ltd		—	37,249	—	—	37,249
Joint ventures	Solaseado Solar Power Co., Ltd.		35,000	—	—	—	35,000
Joint ventures	Recursos Solares PV de Mexico II, S.A. de C.V.		6,134	707	—	602	7,443
Joint ventures	Horus Solar, S.A. de C.V.		16,514	—	—	1,495	18,009
Joint ventures	Sunmex Renovables, S.A. de C.V.		13,571	162	—	1,233	14,966
Joint ventures	Kelar S.A.		43,167	—	—	3,910	47,077
Joint ventures	DE Energia SpA		6,791	—	—	615	7,406
Joint ventures	Daehan Wind Power PSC		13,674	—	—	1,239	14,913
Joint ventures	PT. Tanjung Power Indonesia		1,090	—	(1,114)	24	—
Joint ventures	Bitsolar Energy Co., Ltd.		3,165	—	—	—	3,165
Joint ventures	Daesan Green Energy Co., Ltd.		—	3,514	—	—	3,514
Joint ventures	Nghi Son 2 Power LLC		—	185,306	—	5,202	190,508
Joint ventures	Pulau Indah Power Plant Sdn. Bhd.		—	4,368	—	77	4,445
Joint ventures	Guadalupe Solar SpA		3,360	—	(104)	295	3,551
Joint ventures	Foresight Iberian Solar Group Holding, S.L.		59,333	2,095	—	346	61,774
Joint ventures	Capman Lynx SCA, SICAR		29,770	—	—	1,001	30,771

		~~W~~	318,826	265,358	(6,052)	20,456	598,588

(6)	Borrowings arising from related party transactions as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance
Korea Development Bank	Facility	~~W~~	98,020	56,469	(60,370)	9,024	103,143
	Others		2,509	—	(188)	—	2,321
	Operating funds		184,300	155,962	(230,000)	40	110,302
	Syndicated Loan		14,530	—	(1,040)	(1,123)	12,367
	EBL and others		53,965	26,476	(58,854)	6,176	27,763

		~~W~~	353,324	238,907	(350,452)	14,117	255,896

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of June 30, 2022 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Creditor
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD	11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD	1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees	USD	70,000	SMBC Ho Chi Minh and others
		Debt guarantees	USD	285,000	SMBC Singapore
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD	1,223,355	Export-Import Bank of Korea and others
		Performance guarantees and others	USD	4,349,360
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees (*10)	USD	222,077	EFS Renewables Holdings, LLC, CA-CIB and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD	106,873	EFS Renewables Holdings, LLC
Korea Electric Power Corporation	RE Barren Ridge 1 Holdings LLC	Performance guarantees (*10)	USD	68,838	Firstar Development, LLC
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR	1,215	Hana Bank
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD	100,000	ING Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Performance guarantees	USD	16,800	Shinhan Bank
Korea Electric Power Corporation	Horus Solar, S.A. de C.V.	Other performance guarantees	MXN	16,413	CENACE and others
Korea Electric Power Corporation	Recursos Solares PV de Mexico II, S.A. de C.V.	Other performance guarantees	MXN	1,518	SEMARNAT
			USD	393	CFE Transmission
Korea Electric Power Corporation	Sunmex Renovables, S.A. de C.V.	Other performance guarantees	USD	9,078	CENACE
			MXN	3,666	SEMARNAT
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd.	Collateralized money invested	KRW	13,210	Malaysian Trustee Berhad
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	12,794	Kookmin Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Collateralized money invested	KRW	110,363	Krung Thai Bank
		Impounding bonus guarantees	USD	5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR	11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	2,444	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*5)	KRW	43,192	Kookmin Bank and others
		Debt guarantees	KRW	20,300	BNK Securities
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW	3,435	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	242	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	113,581	Kookmin Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW	3,262	Nonghyup Bank
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW	6,843	IBK and others
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW	7,933	Hana Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of June 30, 2022 are as follows, continued

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Creditor
Korea Western Power Co., Ltd.	Seoroseoro Sunny Power Plant Co., Ltd.	Collateralized money invested	KRW	852	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	YuDang Solar Co., Ltd.	Collateralized money invested	KRW	509	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW	7,168	Nonghyup Bank and others
Korea Western Power Co., Ltd.	Yeongwol Eco Wind Co., Ltd.	Collateralized money invested	KRW	3,169	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Gurae Resident Power Co., Ltd.	Collateralized money invested	KRW	394	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd	Gunsan Land Solar Co., Ltd.	Collateralized money invested	KRW	21,943	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd	Eumseong Eco Park Co., Ltd.	Collateralized money invested	KRW	5,741	Kyobo Life Insurance Co., Ltd. and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW	6,053	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW	15,187	Kookmin Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW	26,577	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW	90,800
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW	4,319	Shinhan Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW	251,471	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW	2,914	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW	18,926	KDB Capital Corporation and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW	16,215	Korea Development Bank
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW	15,126	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Other guarantees	USD	3,150	PT. Adaro Indonesia
		Guarantees for supplemental funding (*1)		—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW	88,581	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD	14,400	Credit Agricole Corporate & Investment Bank Seoul
		Collateralized money invested	KRW	42,990	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	DE Energia SpA	Collateralized money invested	KRW	9,729	Mirae Asset Daewoo Co., Ltd. and others
		Collateralized loans	USD	5,728
		Payment guarantees (*8)	USD	950	Hana Bank
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	KRW	352	Mirae Asset Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Cheongju Eco Park Co., Ltd.	Collateralized money invested	KRW	9,531	Kyobo Life Insurance Co., Ltd. and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Busan Industrial Solar Power Co., Ltd.	Collateralized money invested	KRW	961	Shinhan Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Yangyang Wind Power Co., Ltd.	Collateralized money invested	KRW	11,106	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Daewon Green Energy Co., Ltd.	Collateralized money invested	KRW	4,148	Hana Bank and others
		Guarantees for supplemental funding (*1)		—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of June 30, 2022 are as follows, continued

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Creditor
Korea East-West Power Co., Ltd.	Goheung New Energy Co., Ltd.	Collateralized money invested	KRW	3,746	Woori Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW	2,534	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	25,206	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	25,314	Shinhan Bank and others
		Performance guarantees		—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD	54,282	Hana Bank, MUFG
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Performance guarantees	USD	1,500	Shinhan Bank
		Payment guarantees (*7)	USD	1,898	Hana Bank
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW	5,935	Woori Bank and Shinhan Bank and others
		Performance guarantees		—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW	3,777	IBK
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*2)		—	SEM Investment Co., Ltd.
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW	9,325	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested (*9)		—	IBK and others
		Guarantees for supplemental funding (*1)	KRW	30,000
		Guarantees for other supplemental funding and performance guarantees (*1)		—
Korea Southern Power Co., Ltd.	Omisan Wind Power Co., Ltd.	Collateralized money invested	KRW	10,534	Shinhan Bank and others
		Guarantees for supplemental funding and performance guarantees (*1)		—
Korea Southern Power Co., Ltd.	Geumsungsan Wind Power Co., Ltd.	Collateralized money invested	KRW	3,766	Kookmin Bank
		Guarantees for supplemental funding (*1)		—
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW	94,132	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW	1,014	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested		—	IBK
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested	KRW	25	IBK
KOSPO Chile SpA	Diego de Almagro Solar SpA	Collateralized money invested	KRW	77	IBK
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW	318	IBK and others
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW	313	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	118,890	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD	6,243	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Cirebon Energi Prasarana	Performance guarantees	USD	2,293	PT. Perusahaan Listrik Negara
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD	4,401	SMBC
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW	1,993	IBK
		Guarantees for supplemental funding and others (*1)		—	IBK and others
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW	820	IBK
Korea Midland Power Co., Ltd.	Namjeongsusang Solar Power Operation Co., Ltd.	Collateralized money invested	KRW	311	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW	4,770	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW	2,004	IBK
Korea Midland Power Co., Ltd.	Goesan Solar park Co., Ltd.	Collateralized money invested	KRW	2,269	IBK
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW	4,302	IBK and others
		Guarantees for supplemental funding (*1)		—
Korea Midland Power Co., Ltd.	Energyco Co., Ltd.	Collateralized money invested	KRW	1,853	Nonghyup Bank
Korea Midland Power Co., Ltd.	Jeju Gimnyeong Wind Power Co., Ltd.	Collateralized money invested	KRW	231	Nonghyup Bank
Korea Midland Power Co., Ltd.	Dongbu Highway Solar Co., Ltd.	Collateralized money invested	KRW	278	Nonghyup Bank

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of June 30, 2022 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Creditor
Korea Midland Power Co., Ltd.	Seobu Highway Solar Co., Ltd.	Collateralized money invested	KRW	278	Nonghyup Bank
Korea Midland Power Co., Ltd.	Yeongyang Wind Power Corporation II	Collateralized money invested	KRW	7,688	Korea Development Bank and Samsung Fire & Marine Insurance Co., Ltd.
Korea Midland Power Co., Ltd.	Haeparang Energy Co., Ltd.	Collateralized money invested	KRW	2,237	Templeton hana asset management Co. Ltd
Korea Midland Power Co., Ltd.		Guarantees for supplemental funding (*1)		—
Korea South-East Power Co., Ltd.	Dayone Energy Co., Ltd.	Collateralized money invested (*3)		—	IBK
		Guarantees for supplemental funding and others (*1,4)	KRW	76,800	NH investment & securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW	13,360	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW	11,715	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding and others	KRW	4,232	Woori Bank
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW	276,767	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW	2,096	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND Solar Co., Ltd.	Collateralized money invested	KRW	1,169	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW	6,459	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW	2,254	IBK
Korea South-East Power Co., Ltd.	Chungsongmeon BongSan wind power Co., Ltd.	Collateralized money invested	KRW	3,552	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Yeongam Solar Power Co., Ltd.	Collateralized money invested	KRW	9,617	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW	3,310	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested	KRW	12,579	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW	3,565	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW	6,814	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Go deok Clean Energy Co., Ltd.	Collateralized money invested	KRW	4,721	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW	4,026	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gwangyang Green Energy Co., Ltd.	Collateralized money invested	KRW	25,346	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gangneung Sacheon Fuel Cell Co., Ltd.	Collateralized money invested	KRW	4,324	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Chun-cheon Green Energy Co., Ltd.	Collateralized money invested	KRW	3,112	Hana Bank and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested (*6)		—	Shinhan Bank
		Guarantees for supplemental funding and others (*1)		—

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of June 30, 2022 are as follows, continued:

(*2)

Controlling and non-controlling common shareholders of Samcheok Eco Materials Co., Ltd. have pre-emption rights, if preferred shareholders intend to sell their shares until December 26, 2023. The promised yield of the preferred stock is guaranteed through the transaction. As of June 30, 2022, the Group has recognized derivative liabilities of ~~W~~6,760 million related to the guarantee. Meanwhile, the Group is under an agreement with Samcheok Eco Materials Co., Ltd. that if a damage incurs related to the fulfillment of obligations pursuant to the mandatory contract of coal ash supply, compensation for the expected amount of the damage should be settled.

(*3)

The Group recognized an impairment loss on all of the equity securities of Dayone Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.

(*4)

Pursuant to the guarantee agreement, the Group recognized other provisions of ~~W~~16,119 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*5)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.
(*6)

The Group recognized an impairment loss on all of the equity securities of Incheon New Power Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~461 million.

(*7)	The Group provided a payment guarantee to Daehan Wind Power PSC for opening L/C for Debt Service Reserve Account (DSRA).
(*8)	This includes a guarantee related to L/C for debt repayment allowance provided to DE Energia SpA, a joint venture of the Group.
(*9)

The Group recognized an impairment loss on all of the equity securities of Naepo Green Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~29,200 million.

(*10)	The credit limits of guarantees to RE Holiday Holdings LLC and RE Barren Ridge 1 Holdings LLC include the credit limits of guarantees to their subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

46.	Related Parties, Continued

(8)	As of June 30, 2022, there is no financial guarantee provided by related parties.

(9)	Derivatives transactions with related parties as of June 30, 2022 are as follows:

(i)	Currency Swap

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amounts				Contract interest rate per annum		Contract exchange rate
		Pay		Receive		Pay	Receive
Korea Development Bank	2019~2024	~~W~~	177,600	USD	150,000	1.24%	2.50%	~~W~~	1,184.00
	2020~2025		241,320	USD	200,000	0.54%	1.13%		1,206.60
	2021~2026		118,170	USD	100,000	1.11%	1.13%		1,181.70
	2015~2025		111,190	USD	100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD	800,000	2.69%	3.35%		135.75
	2018~2023		170,280	USD	150,000	2.15%	3.75%		1,135.20
	2019~2027		119,978	CHF	100,000	1.43%	0.05%		1,199.78
	2021~2026		111,400	USD	100,000	0.93%	1.25%		1,114.00
	2020~2026		118,910	USD	100,000	0.61%	1.00%		1,189.10
	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
	2022~2027		123,710	USD	100,000	3.41%	3.63%		1,237.10
	2018~2023		320,880	USD	300,000	2.03%	3.75%		1,069.60
	2019~2022		117,340	USD	100,000	1.06%	2.38%		1,173.40
	2022~2025		128,560	USD	100,000	3.37%	4.13%		1,285.60
	2018~2023		169,335	USD	150,000	2.26%	3.88%		1,128.90
	2020~2025		122,780	USD	100,000	0.93%	1.75%		1,227.80
	2022~2025		252,360	USD	200,000	2.83%	3.60%		1,261.80

(ii)	Currency forward

In millions of won and thousands of USD except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts				Contract exchange rate
			Pay		Receive
Korea Development Bank	2022.06.17	2022.07.13	~~W~~	12,900	USD	10,000	~~W~~	1,290.00
	2022.06.27	2022.07.26		19,403	USD	15,000		1,293.50
	2022.06.09	2022.07.05		21,381	USD	17,000		1,257.68
	2022.06.15	2022.07.05		3,873	USD	3,000		1,291.05
	2022.06.29	2022.07.13		18,101	USD	14,000		1,292.90

(10)

The Group considers all standing directors of the Board who serve as executive officers responsible for planning, operations and/or control of business activities, as key management personnel, except a standing director who is a member of the Audit Committee. The Group recorded salaries and other compensations related to the key management personnel as follows:

In millions of won	June 30, 2022			June 30, 2021
Type	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Salaries	~~W~~	329	561	622	811
Employee benefits		13	21	5	13

	~~W~~	342	582	627	824

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

47.	Statement of Cash Flows

(1)	Significant non-cash transactions for the six-month periods ended June 30, 2022 and 2021 are as follows:

In millions of won
Transactions	June 30, 2022		June 30, 2021
Transfer from construction-in-progress to other assets	~~W~~	3,351,912	5,551,157
Recognition of asset retirement cost and related provision for decommissioning costs		151,272	150,313
Transfer from provision for disposal of used nuclear fuel to accrued expenses		136,859	240,670
Transfer from long-term borrowings and debt securities to current portion of long-term borrowings and debt securities		7,056,890	10,198,066
Transfer from inventory to stored nuclear fuel		297,354	401,802
Transfer of right-of-use assets due to change in accounting policy and others		94,849	49,668

(2)	Changes in liabilities incurred from financing activities for the six-month periods ended June 30, 2022 and 2021 are as follows:

In millions of won	June 30, 2022
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	80,529,513	17,660,538	—	1,087,263	99,277,314
Lease liabilities		4,410,503	(312,338)	91,310	260,650	4,450,125

	~~W~~	84,940,016	17,348,200	91,310	1,347,913	103,727,439

In millions of won	June 30, 2021
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	69,724,581	3,678,242	—	528,646	73,931,469
Lease liabilities		4,621,096	(322,048)	43,484	133,698	4,476,230

	~~W~~	74,345,677	3,356,194	43,484	662,344	378,407,699

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

48.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022			December 31, 2021
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	56,389	12,537	57,046	16,240
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		50,151	37,638	46,616	34,102
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		36,324	15,943	36,143	25,292
Purchase of GIS (362kV, 6300A, 63kA) 26CB – Hwasung S/S		—	—	40,010	5,540
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	140	37,744	140
Purchase of cable (PVC, 1C, 2500SQ) 100,548M and others		57,554	17,523	56,860	34,576
Purchase of GIS (362kV, 6300A, 63kA) 25CB – Migeum S/S		32,000	23,800	32,000	26,700
Advanced E-Type low-pressure electronic power meter 1,320,000 ea		—	—	65,972	23,262
Purchase of cable (PVC, 1C, 2000SQ) 5,862M and others (Baekun-Gwangyanghang)		35,124	7,105	34,423	23,297
Purchase of cable (TR CNCE-W,1C,325SQ) 1,016,000M		64,415	4,559	66,581	40,254
Purchase of cable (TR CNCE-W,1C,600SQ) 485,000M		44,502	22,773	46,194	37,810
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 3,303,900M		84,137	56,249	87,382	83,628
Concrete pole (10M, general purpose, 350KGF) 126,948 ea and five other equipments		202,795	134,359	188,338	168,456
Purchase of GIS (362KV, 6300A, 63KA) 19 – Shinyangsan S/S		31,464	16,964	31,464	31,464
Purchase of cable (PVC, 1C, 2500SQ) 57,868M and others (Goduk-Seoansung)		38,082	32,571	—	—
Purchase of cable (PVC, 1C, 2000SQ) 87,732M and others (Eulwangboonki)		33,464	33,464	—	—
GIS(362KV,6300A,63KA) 18 – Wolsung S/Y		32,090	32,090	—	—
Construction of Shin-Kori Units (#5,6)		9,800,424	2,872,946	9,800,424	3,479,667
Construction of Shin-Hanul Units (#1,2)		10,327,372	303,367	9,745,123	—
Other 32 contracts		831,563	613,396	792,485	620,593
Service of designing Seoul Combined Units (#1,2)		31,148	—	31,841	934
Purchase of furnace for construction of Shin-Seocheon thermal power plant		305,209	6,053	305,209	7,722
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		105,226	6,301	105,226	6,301
Purchase of main machine for Jeju LNG combined		166,287	10,898	166,287	10,972
Purchase of equipments for the construction project of Boryeong indoor coal storage yard		317,350	305,800	—	—
Service of designing Taean Units (#9,10)		112,909	12,623	112,909	12,623
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		126,302	57,718	126,302	61,735
Purchase of steam turbine, HRSG and POWER BLOCK of Gimpo combined heat & power plant		216,552	79,876	214,053	138,244
Construction of Gimpo combined heat & power plant		161,546	104,421	130,015	86,323
Purchase of coal handling machine for construction of Samcheok Units (#1,2)		295,861	8,891	286,571	6,215
Purchase of main equipment for Namjeju		140,144	3	140,144	3
Purchase of main equipment for Shin-Sejong combined thermal power plant		234,392	186,465	234,392	200,122

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

48.	Commitments for Expenditure, Continued

(2)	As of June 30, 2022, details of contracts for inventory purchase commitment are as follows:

The Group imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Group entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted quantity
Concentrate	2022 ~ 2033	26,310 Ton U3O8
Transformed	2022 ~ 2030	19,012 Ton U
Enrichment	2022 ~ 2032	21,434 Ton SWU

In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Group, is 1,418 Ton U (contract periods: 2014 ~ 2023).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of June 30, 2022 and December 31, 2021 are as follows:

In millions of won	June 30, 2022			December 31, 2021
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	671	~~W~~	1,001,092	683	~~W~~	689,415
As the plaintiff	221		801,205	284		784,453

As of June 30, 2022, there are 2 ongoing litigations and 1 arbitration case that both defendant and plaintiff are the Group

As of June 30, 2022, in connection with Shin-Hanul Unit 3 & 4, the Group has received communications from a vendor for costs incurred for the preliminary work of the main equipment and associated compensation due to the discontinuation of the construction. The Group does not believe that it has a present obligation to this vendor, and that it is probable that the Group will prevail if a lawsuit is filed against the Group. In addition, the Group cannot reliably estimate the potential economic outflow related to the obligation as of June 30, 2022.

The Group is the defendant against a number of claims. The following is potentially significant ongoing claim pertaining to the Group:

1)

There are multiple ongoing claims against the Group related to ordinary wages, requesting payment of unpaid wages. The Group believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected lawsuits. Accordingly, the Group recognized ~~W~~6,663 million as litigation provisions in relation to the lawsuit as of June 30, 2022.

In addition to the abovementioned significant ongoing claims, there are 4 arbitration cases pertaining to the Group as of June 30, 2022 and the significant arbitration cases for the six-month period ended June 30, 2022 are as follows:

1)

In relation to the electric power IT modernization project in Kerala, India, Enzen, a subcontractor, filed an arbitration against the Group to the Indian Council of Arbitration due to disagreements in the contract, but the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

2)

Two companies including GE Energy Products France SNC filed an arbitration against the Group to Korea Commercial Arbitration Board regarding additional payment of construction costs, but the Group has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

49.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of June 30, 2022 are as follows:

1)

The Group has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Group has provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

2)

The Group has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 2,293 thousand in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

3)

The Group has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank with the guarantees of mutual investment of USD 5,911 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

4)

The Group has provided USD 18,500 thousand of business performance guarantees to AEP Texas, Inc., for the construction, ownership, operation, and related cost-bearing implementation of electric power transmission equipment regarding Concho Valley solar business in the United States.

5)

The Group has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of June 30, 2022.

6)	The Group has provided Axia Power Holdings B.V. and others a performance guarantee up to USD 54,000 thousand for the implementation of Cirebon thermal power generation project in Indonesia.

7)	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to IDR 35,588,165 thousand for the implementation of Tanjung Jati power plant operation project in Indonesia.

8)

The Group has provided the SMBC with the guarantees of mutual investment of USD 4,401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of Wampu, Indonesia.

9)

The Group has provided Shinhan Bank a performance guarantee up to USD 65,250 thousand to guarantee the electricity purchase contract, on behalf of Morgan Stanley Capital Group Inc, in relation to photovoltaic power generation project in USA.

10)

The Group has provided Primoris Renewable Energy, Inc. a performance guarantee up to USD 76,700 thousand for the implementation of the power plant construction for Concho Valley solar power project in the United States.

11)	The Group has provided USD 54,000 thousand of a performance guarantee to PT. Cirebon Electro Power, for Cirebon coal-fired power plant operation and maintenance project in Indonesia.

12)	The Group has provided Kookmin Bank a guarantee up to ~~W~~20,000 million for the fulfillment of subscription obligation regarding Jeju wind power project.

13)	The Group has provided Morgan Stanley Renewables Inc. a guarantee up to USD 70,000 thousand for the fulfillment of subscription obligation regarding photovoltaic power generation project in USA.

14)

The Group has provided EUR 10,000 thousand for a performance guarantee to Skandinaviska Enskilda Banken AB (publ) Frankfurt Branch through Kookmin Bank, to guarantee the opening of VAT payment loan account for Guba Buget wind power project in Sweden.

15)

The Group has provided EUR 5,022 thousand for a performance guarantee to Microsoft through Kookmin Bank, to guarantee the implementation of the power plant construction for Guba Buget wind power project in Sweden.

16)

The Group has provided EUR 9,980 thousand of a performance guarantee to Ellevio through Shinhan Bank, to guarantee the performance of the electric power transmission equipment connection construction for Guba Buget wind power project in Sweden.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

49.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of June 30, 2022 are as follows, continued:

17)

The Group has provided Shinhan Bank a debt guarantee up to USD 60,000 thousand (current amount: USD 60,000 thousand) to guarantee Equity Bridge Loan for Concho Valley solar business in the United States.

18)

The Group has provided EDF Energy service, LLC a performance guarantee up to USD 9,500 thousand to guarantee the electricity purchase contract in relation to photovoltaic power generation project in USA.

19)	The Group has provided Van Phong Power Company Ltd. a performance guarantee up to USD 5,000 thousand for the operation maintenance project in Van Phong, Vietnam.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

49.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions as of June 30, 2022 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Credit limit
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,810,500
Limit amount available for CP	Hana Bank and others	KRW	3,150,000
Limit amount available for card	Hana Bank and others	KRW	47,504
	Banco de Oro	PHP	5,000
Loan limit	Kookmin Bank and others	KRW	2,061,488
	DBS Bank Ltd and others	USD	1,535,000
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700
Certification of payment on L/C	Shinhan Bank and others	USD	1,043,980
	Hana Bank and others	EUR	48,122
	Shinhan Bank	JPY	707,337
Certification of Performance guarantee on contract	Seoul Guarantee Insurance and others	KRW	195,239
	First Abu Dhabi Bank and others	USD	878,026
	Korea Development Bank and others	JPY	620,000
	Hana Bank and others	EUR	3,965
	Shinhan Bank	INR	44,872
	Hana Bank	SAR	1,215
Certification of bidding	Hana Bank	USD	5,200
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	49,874
	Hana Bank and others	USD	331,710
	Hana Bank	SAR	6,508
	Hana Bank and others	MXN	21,597
Others	Nonghyup Bank and others	KRW	539,091
	Export-Import Bank of Korea and others	USD	2,637,092
	Standard Chartered	AED	50
Inclusive credit	Hana Bank	KRW	8,000
	Hana Bank and others	USD	135,078
Trade finance	Export-Import Bank of Korea and others	USD	920,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

49.	Contingencies and Commitments, Continued

(4)	As of June 30, 2022, promissory notes and assets provided as collaterals or pledges to financial institutions by the Group are follows:

In millions of won and thousands of foreign currencies
Obligor	Creditor	Assets provided as security	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings (*2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	327,080	Collateral for borrowings (*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Property, plant and equipment and others	KRW	110,500	Collateral for borrowings (*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	396,120	Collateral for borrowings (*2)
Gyeongju Wind Power Co., Ltd.	Shinhan Bank and others	Property, plant and equipment and others	KRW	68,400	Collateral for borrowings (*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Property, plant and equipment and others	KRW	293,400	Collateral for borrowings (*2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	236,570	Collateral for borrowings (*1)
KST Electric Power Company, S.A.P.I. de C.V.	The Export – Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	276,960	Collateral for borrowings (*2)
TS Energy No. 25 Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	329,736	Collateral for borrowings (*2)
Jeongam Wind Power Co., Ltd.	KDB Capital Corporation and others	Cash and cash equivalents and others	KRW	221,631	Collateral for borrowings (*2)

(*1)	This is based on the amount of loan commitment limit.

(*2)	As of June 30, 2022, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

The Group has ~~W~~1,197 million of project loans from the Korea Energy Agency as of June 30, 2022. The Group has provided a promissory notes as a repayment guarantee.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

49.	Contingencies and Commitments, Continued

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~68,554 million as of June 30, 2022, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~777 million and depreciation on the idle assets of ~~W~~1,807 million are recorded in other expenses for the six-month period ended June 30, 2022. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of June 30, 2022.

(6)

Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in the Gaeseong Industrial District as of June 30, 2022. The book value of facility is ~~W~~13,821 million and trade receivables related to the companies residing in Gaeseong industrial complex has been fully written-off during the six-month period ended June 30, 2022. The outcome of this event cannot be reasonably estimated as of June 30, 2022.

(7)

In connection with the electric power IT modernization project in Kerala, India, negotiations are underway due to disagreements in the contract regarding the existence and the scope of a warranty obligation. However, the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of June 30, 2022.

(8)

To prevent the spread of COVID-19, a variety of prevention and control measures, including movement restrictions, are being implemented worldwide, and as a result, the global economy is being affected extensively. In addition, various forms of government policies are being announced to cope with COVID-19. The Group was unable to reasonably estimate the impact of COVID-19 and the impact of the government support policies on the Group’s consolidated financial statements as of June 30, 2022, and the resulting effects have not been reflected in the consolidated financial statements.

(9)

The Korea Institute of Energy Technology(KENTECH) was established in April, 2020, in accordance with the “Basic plan for the establishment of KENTECH (July, 2019)”. By the special law to create KENTECH, the Group, government, and local government may contribute to the fund. The Group will decide whether to contribute to the fund on a board resolution after consulting with relevant organizations considering its financial situation by year.

(10)

The ongoing armed conflict in Ukraine started in February 2022 and relevant sanctions against Russia imposed by the international community can impact not only sanctioned entities but also the entities doing business directly or indirectly with Ukraine or Russia and the entities exposed directly or indirectly to industries or economy of Russia or Ukraine. The Group cannot make reasonable estimation of the financial impact of the recent conflict in Ukraine on the future events.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

50.	Subsequent Events

(1)

Subsequent to June 30, 2022, the Company and its subsidiaries including Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea Western Power Co., Ltd. issued corporate bonds for the purposes of operation and others as follows:

In millions of won and thousands of USD
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Electric Power Corporation	#1227 Corporate bond	2022.07.04	2024.07.04	4.10	~~W~~	80,000
	#1228 Corporate bond	2022.07.04	2025.07.04	4.20		140,000
	#1229 Corporate bond	2022.07.04	2027.07.04	4.30		50,000
	#1230 Corporate bond	2022.07.07	2024.07.07	4.00		110,000
	#1231 Corporate bond	2022.07.07	2025.07.07	4.05		130,000
	#1232 Corporate bond	2022.07.07	2027.07.07	4.15		30,000
	#1233 Corporate bond	2022.07.12	2024.07.12	4.09		120,000
	#1234 Corporate bond	2022.07.12	2025.07.12	4.22		90,000
	#1235 Corporate bond	2022.07.12	2027.07.12	4.27		90,000
	#1236 Corporate bond	2022.07.15	2024.07.15	4.10		120,000
	#1237 Corporate bond	2022.07.15	2025.07.15	4.15		60,000
	#1238 Corporate bond	2022.07.15	2027.07.15	4.17		110,000
	#1239 Corporate bond	2022.07.20	2024.07.20	4.05		130,000
	#1240 Corporate bond	2022.07.20	2025.07.20	4.15		150,000
	#1241 Corporate bond	2022.07.20	2027.07.20	4.20		120,000
	#1242 Corporate bond	2022.07.25	2024.07.25	4.05		150,000
	#1243 Corporate bond	2022.07.25	2025.07.25	4.10		90,000
	#1244 Corporate bond	2022.07.25	2027.07.25	4.15		40,000
	#1245 Corporate bond	2022.07.27	2024.07.27	4.04		90,000
	#1246 Corporate bond	2022.07.27	2025.07.27	4.10		100,000
	#1247 Corporate bond	2022.07.27	2027.07.27	4.15		40,000
	#1248 Corporate bond	2022.08.02	2024.08.02	4.03		130,000
	#1249 Corporate bond	2022.08.02	2025.08.02	4.08		160,000
	#1250 Corporate bond	2022.08.02	2027.08.02	4.10		110,000
	#1251 Corporate bond	2022.08.04	2024.08.04	4.03		120,000
	#1252 Corporate bond	2022.08.04	2025.08.04	4.10		180,000
	#1253 Corporate bond	2022.08.04	2027.08.04	4.12		60,000
	#1254 Corporate bond	2022.08.09	2024.08.09	4.07		180,000
	#1255 Corporate bond	2022.08.09	2025.08.09	4.15		90,000
	#1256 Corporate bond	2022.08.09	2027.08.09	4.18		80,000
	#1257 Corporate bond	2022.08.12	2024.08.12	4.10		120,000
	#1258 Corporate bond	2022.08.12	2025.08.12	4.18		140,000
	#1259 Corporate bond	2022.08.12	2027.08.12	4.25		50,000
Korea Hydro & Nuclear Power Co., Ltd.	#11 Global bond	2022.07.27	2027.07.27	4.25	USD	700,000
	#67-1 Corporate bond	2022.07.29	2027.07.29	3.86		20,000
	#67-2 Corporate bond	2022.07.29	2042.07.29	3.89		20,000
	#67-3 Corporate bond	2022.07.29	2052.07.29	3.82		30,000
Korea South-East Power Co., Ltd.	#54-1 Corporate bond	2022.07.21	2024.07.21	4.08		40,000
	#54-2 Corporate bond	2022.07.21	2025.07.21	4.07		100,000
	#54-3 Corporate bond	2022.07.21	2042.07.21	4.04		50,000
	#54-4 Corporate bond	2022.07.21	2052.07.21	3.71		10,000
Korea Midland Power Co., Ltd.	#70-1 Unsecured Corporate bond	2022.07.14	2024.07.14	3.89		60,000
	#70-2 Unsecured Corporate bond	2022.07.14	2042.07.14	3.70		10,000
Korea Western Power Co., Ltd.	#54-1 Corporate bond	2022.07.19	2024.07.19	3.98		110,000
	#54-2 Corporate bond	2022.07.19	2025.07.19	3.97		50,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2022 and 2021 (Unaudited)

(2)	On July 15, 2022, the board of directors of the controlling company decided to contribute ~~W~~30,656 million for the construction of the campus of Korea Institute of Energy Technology.

(3)

On August 10, 2022, the controlling company provided a debt guarantee of USD 207,000 thousand to the Export-Import Bank of Korea, in connection with UAE submarine transmission construction project of International Offshore Power Transmission Holding Company Limited.

51.	Adjusted Operating Profit (Loss)

The operating profit (loss) in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s consolidated interim statements of comprehensive income (loss) prepared in accordance with KIFRS for each of the three and six-month periods ended June 30, 2022 and 2021 to the operating profit or loss as presented in the Group’s consolidated interim statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB for each of the corresponding periods.

In millions of won	June 30, 2022			June 30, 2021
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Operating loss on the consolidated interim statements of comprehensive income (loss)	~~W~~	(6,516,348)	(14,303,270)	(752,903)	(187,273)
Add
Other income
Reversal of other provisions		1,915	4,271	4,400	6,581
Reversal of other allowance for doubtful accounts		—	—	79	79
Gains on government grants		70	145	70	198
Gains on assets contributed		104	255	6	2,911
Gains on liabilities exempted		1,002	1,160	1,625	1,722
Compensation and reparations revenue		14,801	30,476	20,055	53,719
Revenue from research contracts		4,411	6,237	1,788	2,066
Rental income		51,918	102,740	50,144	100,675
Others		24,685	28,910	10,969	21,094
Other gains
Gains on disposal of property, plant and equipment		70,935	77,975	13,128	22,274
Gains on disposal of intangible assets		132	132	—	—
Gains on foreign currency translation		22,684	34,169	—	6,606
Gains on foreign currency transactions		25,023	37,121	9,341	17,267
Gains on insurance proceeds		5,154	5,154	—	144
Others		89,248	145,544	66,230	127,998
Deduct
Other expenses
Compensation and reparations expense		(11)	(11)	(295)	(595)
Accretion expenses of other provisions		(119)	(642)	(747)	(1,111)
Depreciation expenses on investment properties		(125)	(226)	(363)	(725)
Depreciation expenses on idle assets		(917)	(1,807)	(878)	(1,854)
Other bad debt expense		(3,225)	(5,632)	(3,288)	(7,068)
Donations		(20,487)	(30,000)	(60,976)	(67,445)
Others		(16,678)	(52,487)	(4,235)	(11,140)
Other losses
Losses on disposal of property, plant and equipment		(21,794)	(51,770)	(20,638)	(29,058)
Losses on disposal of intangible assets		(20)	(39)	—	(37)
Impairment loss on property, plant and equipment		—	—	(3,315)	(3,315)
Impairment loss on intangible assets		(14)	(14)	—	—
Losses on foreign currency translation		(23,489)	(26,336)	(3,402)	(4,167)
Losses on foreign currency transactions		(62,162)	(88,124)	(7,595)	(21,132)
Others		(45,719)	(83,681)	(53,782)	(97,102)

Adjusted operating loss	~~W~~	(6,399,026)	(14,169,750)	(734,582)	(68,688)